MICHELIN

04010531

March 8, 2004

RECEIVED
MAR 11 2004
SEC MAIL PROCESSING WASH. D.C. 158 SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated February 12, 2004.
- English translation of a publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on February 13, 2004.
- Press Release dated February 24, 2004.
- Consolidated Earnings Guide 2003 published in February 2004.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

PRESS INFORMATION

February 12, 2004

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Full-year 2003 net sales: EUR 15.4 billion
Sales volumes: +3.7%[a]

At constant scope and exchange rates, 2003 net sales are up 5%. Given the continued appreciation of the euro, especially versus the US dollar, and further to the consolidation of Viborg in Group accounts in the 4th quarter (+EUR 313 million in Group net sales), net sales are down 1.8%.

Operating conditions (tire markets, exchange rates, raw materials...) were globally in line with Group expectations as indicated upon publication of 3rd quarter net sales on October, 22.

(in EUR million)	2003	2002
Consolidated net sales	15,369.8	15,645.1
Excluding the impact of exchange rate variations	*N/A*	*14,342.5[b]*
	4th quarter 2003	4th quarter 2002
	4,221.1	3,958.9
Excluding the impact of exchange rate variations	*N/A*	*3,677.4[b]*

	2003		4th quarter 2003	
	Total change 2003/ 2002		Total change (4th quarter 03/4th quarter 02)	
	In EUR million	Accrued %	In EUR million	Accrued %
	- 275.3	- 1.8%	+ 262.2	+ 6.6%
Of which exchange rates :	- 1,302.6	- 8.3%	- 281.5	- 7.1%
Volumes :	+ 477.2	+ 3.3%	+ 214.4	+ 5.8%
Price/Mix :	+ 237.6	+ 1.6%	+ 16.7	+ 0.4%
Scope of consolidation :	+ 312.6	+ 2.1%	+ 312.6	+ 8.0%

* * *

[a] Evolution of Group sales volumes (in tons) of tire products. Distribution, maps and guides and suspension systems sales not included.
[b] Net sales for 2002 recalculated at 2003 exchange rates

1. Analysis of the impact on the change in net sales

The main factors impacting financial year 2003 net sales were as follows:

- **Positive impact (+3.3%)** of **higher sales volumes**. Sales volume expressed in tons was up 3.7% compared to 2002.

- **Positive price / mix effect of +1.6%** at constant exchange rates. One should note a bare +0.4% price/mix effect in the 4th quarter due to the strong rebound of OE markets for commercial vehicles.

- **Negative impact (-8.3%) of exchange rates** as a result of the continued appreciation of the euro against all currencies, especially North and South American and Asian currencies.

- Lastly, **positive 2.1% scope effect due to a change in Group scope of consolidation** compared to 2002. Following acquisition of the European tire distribution activities of Viborg effective March 31, 2003, Viborg – which was being integrated into Euromaster - appeared in the 4th quarter consolidated accounts of the financial year as of April 1st. The corresponding impact to Michelin group net sales amounted to EUR 313 million.

If flows from the above observations that excluding the impact of currency fluctuations and changes in scope of consolidation, Michelin net sales posted a 5.0% increase.

2. Evolution of World Tire Markets

Tire markets fared slightly better than Group expectations. European replacement markets, in particular the passenger car and light truck market, showed surprisingly strong growth despite the current economic conditions.

Passenger Car & Light Truck (In units)	**Replacement Market 2003**	**Original Equipment market 2003**
Total	***NA***	***NA***
Europe[c]	**+ 5.4%**	**- 3.6%**
North America[a]	**+ 0.4%**	**- 3.0%**
South America	**NA**	**NA**
Asia	**NA**	**NA**

NA: Not Available

Truck (In units)	**Replacement Market 2003**	**Original Equipment market 2003**
Total	***NA***	***NA***
Europe[b]	**+ 2.3%**	**+ 2.8%**[c]
North America[d]	**+ 1.5%**[e]	**+ 4.6%**
South America	**NA**	**NA**
Asia	**NA**	**NA**

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
a United States, Canada and Mexico
b Western Europe (15 main markets)
c Power units market
d United States, Canada and Mexico
e Radial + bias tire market

- in **Europe**

The **Passenger Car and Light Truck tire replacement market** rose 5.4%, well above the long-term 2 to 3% trend generally observed in Europe. 2003 posted sustained growth throughout the period (+5.2% in H1 and +5.5% in H2) in almost all the tire segments. While the high performance, 4x4 and winter segments that have been buoyant for the last five years continued to perform well (respectively 14%, 14%, 9%) in 2003, decline in the mass market segment was capped at -1% as opposed to–4/-5%.

The **Passenger Car and Light Truck Original Equipment market** declined by - 3.6% as a consequence of the production cuts decided by the European car manufacturers in the 2nd and 3rd quarters. On the other hand, the market witnessed a positive 0.5% growth in the 4th quarter as some car manufacturers increased output, following improved car sales in some European countries.

In **Truck replacement**, the Western European market was up 2.3% year-on-year and down 2.8% in the fourth quarter. Following the growth of the market noticed in the first six months of 2003 driven by advance purchasing, ahead of price increases announced by various tire makers, the market remained flat in the second half of the year. In Eastern Europe, the product-mix continued to improve in favor of Western-like modern truck tire solutions (radial as opposed to bias tires, drop center wheel as opposed flat rim). The retread market continued its long-term decline due to the gradual exit of small retread actors as a result of tighter EU regulations.

The **Truck Original Equipment** market was contrasted. The power units segment was up 2.8% year-on-year although still below 2000 levels (-8.5%). Registrations in Western Europe were slightly down while exports outside Europe showed signs of improvement. The trailer market was noticeably weak, as a result of declining demand from the trucking industry and financial difficulties experienced by several European trailer manufacturers.

- in **North America**

The **Passenger Car and Light Truck Tire Replacement market** was up 0.4% year-on-year, against a –0.3% decline at end September. The rebound in the second half of the year has been mostly fuelled since June by the mechanical recovery of the SUV segment, after two years of decline in the wake of the two Firestone recalls (2000 & 2001). Long-term trends remain unchanged, with an improved market-mix: SUV and performance tire segments continued to grow whereas mass-market fell 4.8% on 2002. One should note that, in 2003, the market reverted to its long term moderate growth of 'premium' brands with the latter's market share consolidating and temporarily benefiting 'value' brands.

On the **Passenger Car and Light Truck Original Equipment market,** the –4.1% downward trend observed at end September swung back in the 4th quarter, to + 0.7%. At year end, the market was down -3.0%. As in the case of the replacement market, the SUV and High Performance segments continued to outperform while the mass market segment was down 14%.

In **Truck**, the positive evolution of the **replacement** market (up 5.1% in the 4th quarter and 1.5% for the full year 2003) can be explained by the first signs of recovery of the US economy and the price increase announcements by the major tire manufacturers during the 4th quarter. The market, however, remains 1.6% short of its 1999 level.

In **Original Equipment,** overall, trends are encouraging: the market showed an aggregate 4.6% increase and the 4th quarter (up 18.7%), saw the first evidence of rebound of the power unit segment after 3 consecutive difficult years . One should bear in mind that the 4th quarter 2002 posted a significant slowdown after a very strong 3rd quarter that had benefited from advance purchases of 'Class 8' trucks ahead of the introduction of new emission standards effective 1 October, 2002. The fleet of 'Class 8' tractors purchased during the peak years from 1997 to 1999 was now four to six years old and will have to be renewed in the coming years. In addition, the inventory of good low mileage, late model used trucks that was weighing on the market in 2001 and 2002 has disappeared. The trailer market also showed solid growth in 2003 after low 2001-2002 sales and due to ageing trailer fleets in North America.

- In **South America**, most of the other South American countries continued to face difficult economic conditions whereas the Brazilian and Argentinean economies were gradually recovering. Nevertheless, one should note the strong pick-up in OE truck markets as well as the continuing radialization of the truck market.

- In **Asia,** the situation varies widely from country to country.

  In China, the third largest market behind Japan and South Korea, Passenger Car and Light Truck tire replacement markets have enjoyed the same dynamic growth as in recent years. The Japanese Replacement market, by contrast, continued to stagnate. Passenger Car and Light Truck Original Equipment markets also showed buoyant growth in **China** and in South Korea. In Japan, the export business remained high.

  The Chinese radial Truck tire market posted growth trends almost as strong as in 2002, but the Japanese replacement market was down about 4.3% compared to its 2002 level (itself some 3% below 2001).

- The **Middle-East and African region** benefited in 2003 from further improvement in Turkey's economic health and improved economic conditions in the Persian Gulf, mostly due to the sustained high level of crude oil prices. However, markets remained difficult in Africa due to the various economic and political problems plaguing this area.

3. Evolution by Michelin business segment

Net sales	**2003 (in € million)**	Δ 2003 / 2002 (in %)
Group	**15,369.8**	**- 1.8%**
Passenger Car & Light truck	**7,456.8**	- 6.2%
Truck	**3,968.5**	+ 0.6%
Other activities	**4,859.3**	+ 4.8%
Inter-sector eliminations	**(914.8)**	+ 3.5%

Sales volume variations
(change in %, 2003 / 2002)

	Total	Replacement	Original Equipment[a]
Group (in tons[b])	**+ 3.7%**	**+ 4.1%**	**+ 3.0%**
Passenger Car & Light Truck (in units sold)	**+ 0.4%**	+ 2.6%	- 4.4%
Truck (in units sold[c])	**+ 4.2%**	+ 4.8%	+ 3.0%
Other tire activities (in tons)	**+ 2.1%**	+ 0.9%	+ 5.0%

a Original equipment : sales to vehicle manufacturers

b Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.

c Number of new tires

3.1 Passenger Car & Light Truck

This segment benefited from further improvement in the product and category mix. Excluding the impact of currency fluctuations, the segment's net sales were up more than 3.6% year-on-year.

Sales volume variations
(change in %, 2003 / 2002)

Passenger Car/ Light Truck (in units sold)	Total	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 0.4%*	*+ 2.6%*	*N/A*	*- 4.4%*	*N/A*
Europe[c]	- 0.7%	+ 5.1%	+ 5.4%	- 11.2%	- 3.6%
North America[d]	- 1.0%	- 0.9%	+ 0.4%	- 1.3%	- 3.0%
Other geographical areas[e]	+ 9.2%	+ 7.1%	N/A	+ 13.9%	N/A

- In **European replacement**, the +5.1% year-on-year increase in sales volumes was below the market owing to the two following factors. In the 1st quarter, market growth was driven mainly by competitor promotional campaigns which Michelin did not follow. Furthermore, in Eastern Europe, the Group resolved to favor a steady cash-in in euros, raising prices in order to compensate for the depreciation of local currencies. In the 3rd quarter, Michelin gained market share in winter tires in Germany, Austria and Switzerland. However, higher than expected demand for its new Alpin range in Europe led to product shortages and an unsatisfactory order fill rate, especially in Eastern Europe. During the 4th quarter, as order fill rates were gradually brought back to satisfactory levels, Michelin was able to meet demand and to outperform the market. Michelin's product and category mix further improved over the year, with a strong rise in VZ and 4x4 tire sales compared with 2002.

  In **North America**, sales were down 0.9% compared to the full year 2002. This results from some losses in market share in both mass market and the H-rated tire segments in the first 9 months of the year, combined with some capacity shortages in the SUV segment in the second half. Conversely, the launch in September of the Michelin HydroEdge™ range in the mass-market segment and the new BF Goodrich Traction T/A in the H-rated segment, recorded a strong success. In the 4th quarter, the emphasis was on the quality of the Group market share: the Group's brand mix improved substantially in favor of 'flagship' brands and at the expense of 'private' brands. Price increases up to 5% were introduced on February 1, 2004 throughout the scope of Group products.

  In South America, the Group benefited from better replacement markets in Brazil and Argentina despite continuation of unfavorable exchange rate environment and the closure of the Venezuelian market to imports.

  In **Asia**, the Group pursued its focused growth policy centered on high added value segments.

  In China, sales continued to outperform the market: net Michelin and Warrior branded tire sales grew more than 30%.

- In **European Original Equipment**, Michelin has gradually stabilized its market position since the non-renewal, from August 2002, of the supply contract with General Motors. The Group was even able to show a gain in market share in the 4th quarter.

  Similarly, in **North America**, despite a bear market, Michelin further enhanced its mix. As evidenced in 2002 and throughout the current year, Group sales clearly outpaced the market and additional significant market share gains were achieved in the 'SUV' and 'Performance' segments. In the light of the unfavorable raw material pricing environment, price increases were announced early 2004.

---

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East

3.2 Truck

Net sales were up 0.6% year-on-year despite highly unfavorable exchange rates. New tire sales volumes up +4.2% and a better original equipment/ replacement mix together with higher unit prices, enabled this business to post positive growth.

Sales volume variations
(change in %, 2003 / 2002)

Truck (in units sold)	Total	Replacement[a]	Replacement Market	Original Equipment	Original Equipment Market
Total	**+ 4.2%**	**+ 4.8%**	**N/A**	**+ 3.0%**	**N/A**
Europe	+ 2.2%	+ 3.6%	+ 2.3%[b]	+ 0.1%[c]	+ 2.8%[d]
North America	+ 4.8%	+ 6.0%	+ 1.5%[e]	+ 2.5%	+ 4.6%
Other geographical areas[e]	+ 6.7%	+ 4.9%	N/A	+ 20.3%	N/A

- In **European Replacement**, Michelin new tire sales and market share increased compared with the same period last year. In Eastern Europe, sales, backed by the Group multi-brand strategy, posted strong growth, especially on the most profitable segments . In a continually declining retread market, Group sales volumes continued to grow, showing significant progress in Northern and Eastern Europe.

  In **North America**, Group sales again outperformed the market even if Michelin's sales and market share have yet to catch up with 2000 levels. Price increases passed in February 2003 have been sticking and an additional 5% rise was introduced in February 2004. In retread, further progress was achieved in a market up 0.5%. The opening of 12 new Michelin Retread Technology workshops is planned in 2004.

  In **South America**, the significant price increases introduced in 2002 and 2003 are holding up and Michelin radial truck tire sales were up.

  In **Asia**, Michelin's radial tire sales were up again in 2003, especially in China, in line with the trend recorded for the last 2 years.

  In **Middle East and Africa**, sales volumes posted significant growth: the reopening of the Algiers factory boosted Group sales and market share in Algeria. In South Africa, in the supportive context of growing markets and stronger rand, Group sales performed well. In the Middle-East, Michelin sales also benefited from strong demand.

- In **European Original equipment**, the trailer segment eroded further, although at a slower pace than in the first half. This explains why Group sales (power units + trailers) look slacker than the power unit market. Michelin's strategy is to rebalance its operations in the original and replacement equipment markets in order to deliver optimal service quality across all markets, while improving its overall profitability and return on assets.

  In **North America**, the Group's overall market share in original equipment was down slightly in 2003. The strong pick up in trailer segment sales that largely drove market growth was not to the Group's advantage since it is stronger on the more technical power units segment. Michelin also applied the strategy described above to strike a better balance of its sales between original equipment and replacement in North America. In this connection, it reached a first of a series. Sales

a New tires
b Western Europe
c Sales power units + trailers
d Power units market
e Radial + bias truck market USA+ Canada + Mexico

of Michelin X-One, which is the only wide single tire actually distributed in North America, more than doubled in 2003.

3.3 Other activities

At EUR 4.86 billion, the Other activities net sales are up 4.8% for the full year 2003. The bulk of the growth was due to acquisition of the distribution activities of Viborg by Euromaster. Excluding changes in consolidation scope, sales were down 3.5%. US dollar depreciation to the tune of 16.5% against the euro continued to erode the dollar-denominated net sales of this segment. This was particularly true for TCI and Earthmover sales after conversion, as they are mostly US dollar-denominated – and also for Aircraft sales, since the US dollar is the reference currency for most commercial transactions.

With respect to retailing, **Euromaster** net sales improved in 2003, driven by retail activities in light vehicles and commercial vehicles and by growing turnover from service operations. However, one should note that market conditions in the UK remained particularly difficult throughout 2003 with an increased pricing pressure from other distribution players. In Germany, Viborg net sales began to grow again in the 4th quarter 2003. In North America, **TCI** net sales were up, on the back of significant growth in retread manufacturing and in consumer tire distribution.

In **Earthmover** tires, markets, and especially the North American one, recovered in 2003 after 3 consecutive years of decline. Mining companies have benefited from the currently high level of raw material prices and tended to expand their production capacity. The depreciation of the dollar continued to impact net sales severely but the environment was supportive with both Group sales volumes and market share up.

Agricultural tire sales volumes were sharply affected by the decline in the European replacement market caused by the heat wave that hit Europe during the summer as well as the consecutive drought. However, Michelin improved its product-mix by focusing on the premium segments of the market. The Group launched a highly innovative low-pressure solution, Xeobib, that won 4 innovation awards including Innovation Gold Metal Award at the Hanover Agritechnica Fair. This clearly confirms Michelin's technological leadership in the agricultural tire industry.

Despite the depressed environment of the airline industry, Michelin **Aircraft** was able to increase sales volumes in 2003. The financial year was also a landmark year for radial technology which is becoming the next standard for the aircraft industry: the radialization rate of new airplanes has now reached 60% and Michelin signed a contract to supply radial tires for the new Airbus A-380.

The **Two-wheel** tire business in Europe was affected by supply issues despite growing demand for Michelin radial motorbike tires. Sales volumes posted good progress in North America through market share gains in the motocross segment.

Lastly, despite a 3% decline of its market and production over-capacity of the industry, the steel **Wheel** manufacturing business posted an increase in sales volumes. In January 2003, the Group announced a set of measures aimed at reorganizing this business; these are currently being implemented.

* * *

4. Fourth quarter

Net sales	4th quarter 2003 (in € million)	Δ Q4 2003/ Q4 2002 (in %)
Group	**4,221.1**	**+ 6.6%**
Passenger Car & Light truck	1,911.2	- 4.4%
Truck	1,040.6	+ 3.5%
Other activities	1,592.4	+ 32.2%
Inter-sector eliminations	(323.1)	+ 28.9%

Sales volumes variations
(% change, 4th quarter 2003/ 4th quarter 2002)

	Total	Replacement	Original Equipment[a]
Group (in tons[b])	**+ 5.5%**	**+ 4.9%**	**+ 6.8%**
Passenger Car & Light Truck (in units sold)	**+ 2.9%**	+ 4.4%	- 0.8%
Truck (in units sold[c])	**+ 6.1%**	+ 3.8%	+ 11.9%
Other tire activities (in tons)	**+ 4.4%**	+ 1.9%	+ 10.3%

Passenger Car/ Light Truck (in units sold)	**Total**	**Replacement**	**Replacement Market**	**Original Equipment**	**Original Equipment Market**
Total	***+ 2.9%***	***+ 4.4%***	***N/A***	***- 0.8%***	***N/A***
Europe[c]	+ 5.3%	+ 7.3%	+ 4.1%	+ 1.4%	+ 0.5%
North America[d]	+ 0.0%	+ 1.3%	+ 2.4%	- 4.1%	+ 0.7%
Other geographical areas[e]	+ 5.3%	+ 7.8%	N/A	+ 0.1%	N/A

Truck (in units sold)	**Total**	**Replacement[d]**	**Replacement Market**	**Original Equipment**	**Original Equipment Market**
Total	**+ 6.1%**	**+ 3.8%**	**N/A**	**+ 11.9%**	**N/A**
Europe	+ 0.5%	- 1.2%	- 2.8%[e]	+ 3.3%[f]	+ 2.1%[g]
North America	+ 9.3%	+ 1.2%	+ 5.1%[h]	+ 27.9%	+ 18.7%
Other geographical areas[e]	+ 11.7%	+ 11.5%	N/A	+ 13.5%	N/A

* * *

a Original equipment: sales to vehicle manufacturers
b Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.
c Number of new tires
c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East
d New tires
e Western Europe
f Sales power units + trailers
g Power units market
h Radial + bias truck market USA+ Canada + Mexico

Compagnie Financière Michelin

In 2003, Compagnie Financière Michelin (CFM) 's net sales amounted to EUR 15.6 billion, down 1.7% on last year. At constant exchange rates, by contrast, net sales expressed in euros are up 7.1%. In so far as Compagnie Générale des Etablissements Michelin has almost the same scope of activities as Compagnie Financière Michelin, the qualitative comments on net sales apply to CFM as well.

* * *

Full year 2003 earnings will be published on Tuesday February 24, 2004, before the Paris Bourse opens (8:00am CET).

* * *

<u>**Contacts**</u>

Eric Le Corre: +33 (0)1 45 66 10 04 / + 33 (0)4 73 32 77 92
eric.le-corre@fr.michelin.com
Laurent Cavard: +33 (0)4 73 32 18 02 / +33 (0)1 45 66 16 15
laurent.cavard@fr.michelin.com

* * *

For more information,
visit the « Finance » section at **http://www.michelin.com/corporate**

* * *

Questions / answers

1. You mention operating conditions globally in line with Group expectations as foreseen on October, 22. Could you tell us the consequences in terms of operating margin?

On October, 22 2003, upon publication of 9 months sales, Michelin indicated that the Group could achieve, at constant scope, an operating margin slightly below 2002 (7.8%) based on operating conditions estimated at end October, including in particular a significant rise in raw material costs, estimated at 350 million dollars impacting its operating expenses.

Full-year earnings will be released on February 24, 2004.

2. Michelin 2003 sales were impacted negatively by appreciation of the euro versus the USD. Could you tell us what the extent to which Michelin is sensitive to USD variations ?

Michelin is relatively dollar neutral <u>in a stable situation</u>. The Group earns slightly less than 50% of its net sales outside of Europe, with 35% of net sales being earned in North America. The majority of its raw materials, however, is purchased either in dollars, or using the US dollar as a currency base, or in other currencies that are tied to the dollar. Part of these raw materials is consumed in Europe.

A drop in the dollar/euro exchange rate has the following effects:

- On net sales:
  an immediate negative impact on net sales in dollars outside of Europe
- On profits:
- an immediate negative impact on the conversion of North American results for sales outside of Europe;
- an immediate negative impact on sales realized in dollars from Europe;
- an impact on the cost structure through a drop in raw material prices in Europe.. This impact is delayed because of a lag time effect on Michelin's supply structure (the average time period between the purchase of raw material and its inclusion in the cost of goods sold is of 4 to 6 months).

In a stable situation and when considered globally, this effect is relatively neutral at the operating level. On the other hand, on account of the lag built into the Group cost structure, any drop in the dollar versus the euro has a negative impact on earnings.

3. Could you tell us what are the consequences of the Viborg acquisition on Group sales?

For Michelin, additional sales generated by the Viborg acquisition amount to EUR 313 million, corresponding to the impact of changes in the scope of consolidation versus FY 2002 indicated by the Group. This contribution to Group sales is in line with the information published on October, 22 2003. This EUR 313m amount corresponds to Viborg sales since its acquisition by from which were deducted intra-group transactions between Viborg and other Michelin group entities.

Wholly integrated into Group accounts in the scope changes effect, Viborg sales are not therefore included in other factors affecting sales such as mix / price effect or volume effect.

4. Your competitor Goodyear announced signature of contracts with Volvo, especially in North America where it becomes the standard supplier. What will be the impact for Michelin ?

Michelin Group renewed in 2003, its 3- year contracts with Volvo industrial vehicles in Europe and North America. These agreements concern, in particular, OE supply of truck tires to equip Renault and Volvo trucks assembled in Europe and Volvo and Mack trucks assembled in North America. In Europe, Michelin confirms its position as reference tire supplier to Volvo Group. In North America, the Volvo-Mack agreement gives Michelin the status of preferred supplier and a more balanced share of Volvo and Mack brand accounts.

These agreements come for Michelin at a time when world production capacities for radial Truck tires are saturated and when demand is expected to rise in the years to come. It is in line with Michelin's strategy to better balance its operations in the original and replacement equipment markets in order to deliver optimal service quality across all markets, while improving its overall profitability and return on assets.

Note that most truck buyers avail themselves of the opportunity of selecting the tire brand mounted on their vehicles even if this brand is not the standard equipment defined by the truck maker.

5. The price-mix effect seems to be slowing down. Is this linked with the difficulty in making price rises stick, or are you suffering from an unfavorable mix?

The price rises announced and passed by the Group in Europe, North America, Asia and the rest of the world are sticking. The product - mix in particular within the passenger car/light truck activity is permanently enriched. As a result, the price per ton rises both by product line and market.

On the other hand, consolidated at Group level, the price / mix effect posts slower growth towards the end of the year 2003, owing to the recovery of OE truck and earthmovers markets, particularly marked in the 4th quarter.

* * *

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2003	2002
From January 1 to March 31	3,655	3,842
From January 1 to June 30	7,348	7,821
From January 1 to September 30	11,149	11,686
From January 1 to December 31	15,370	15,645

PRESS RELEASE

February 24th, 2004

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

2003 earnings

Confronted with exceptional increases in its external costs, Michelin continues to show resilience and to strengthen its global footprint.

Combined with slightly better tire markets than in 2002, Michelin's operational performance made it possible to absorb most of the unprecedented surge in external costs, including raw materials, healthcare, and currencies.

- **Operating margin stands at 7.4%. Excluding the impact of consolidation of the tire distribution activities of Viborg, it is stable at 7.7%, versus 7.8% in 2002.**
- **The amortization over one single year of the goodwill related to the acquisition of Viborg amounts to 306 million euros. In line with Michelin's expectations at the end of the first half-year, it significantly weighs on 2003 net income, down to EUR 329 million.**
- **Net financial debt is down 378 million euros to 3.4 billion. Free cash flow is positive for the 3rd year in a row, even after a 30% increase in investments in 2003 at 1.2 billion euros[1].**
- **In 2004, Michelin is determined to continue and improve its performances and global competitiveness. The Group's vigilance, however, is unchanged, as external inflationary pressures, in particular as regards raw materials, are likely to remain high, and foreign exchange fluctuations, unpredictable.**
- **A net dividend of 0.93 euro per share, before tax credit, will be submitted to the approval of the Annual Shareholders meeting to be held on May 14, 2004.**

In EUR million	December 31, 2003	2003 / 2002 change
Net sales	15,370	-1.8%
At constant scope and exchange rates		*+5%*
Volumes sold		+3.7%
Operating income	1,143	-6.7%
Operating margin as a % of net sales	*7.4%*	*7.8%*
Operating margin as a % of net sales, excl. the impact of consolidation of Viborg	*7.7%*	-
Amortization of goodwill	(338)	EUR -306 m
Net income	329	-46.5%
Net Income Group share	318	-45.3%
Net financial debt	3,440	EUR -378 m
Gearing	78%	-7 pts
Free cash flow[2]	299	EUR -338 m

The rules and methods applied for the establishment of the consolidated accounts at December 31, 2003 are in accordance with the accounting rule 99-02 of the French *Comité de la Réglementation Comptable*.

[1] Total financial and industrial investments, net of disposals

[2] Free cash flow= cash flow – change in working capital – net capital expenditure (including financial investments)

« Our 2003 results do not fully reflect all the efforts accomplished and the improvements achieved within our Company.

We operated in reasonably good tire markets, achieved significant gains in productivity, dynamic growth and a strengthened global footprint. Unfortunately, our teams internal improvements were rubbed out by the unprecedented inflation in external costs. Higher raw materials, in particular, but also increased expenses related to healthcare, transportation costs and currency fluctuations cost us close to 520 million euros in operating income, at constant sales volumes.

This inflationary environment may persist in 2004, which reinforces Michelin's resolve to further improve its 'all terrain capabilities', i.e. its ability to anticipate and react in the face of a difficult environment. Now more than ever, we look to the future with confidence.» said Edouard Michelin

Volumes sold: +3.7%

Ahead of the Group's expectations for 2003, world tire markets slightly increased over 2002, with a rather robust fourth quarter. The European replacement markets, in particular in passenger car and light truck, showed surprisingly strong growth at a time when automotive production was down.

Operating conditions – in other words, tire markets, but also, exchange rates and raw materials - continued to be volatile, globally in line with Michelin's working assumptions. Yet the Group was able to further improve its commercial performance, as illustrated by the +5% year on year increase in net sales, excluding the severely negative impact from foreign exchange fluctuations.

Operating income down. But operating margin quasi stable at 7.7% excluding the impact of consolidation of Viborg.

While Michelin benefits from a fairly good natural hedge, the unprecedented sharp appreciation of the euro versus most currencies and especially the US dollar had an unusually high impact on the operating margin more (-0.4pt).

Other than that, the 6.7% decline in operating income compared to 2002 is mainly attributable to the 320 million dollar surge in raw material consumption costs compared to 2002, translating into a negative 2.2 points of operating margin. At constant exchange rates and scope of consolidation, this 21% surge in raw material consumption costs is slightly above the Group's initial forecast of a 15% to 17% increase in US dollar terms, as announced last February 2003.

However, Michelin's continuing operational resilience almost entirely compensated for the above-mentioned negative impacts:

- Better price mix for the third consecutive year, at +1.6% at constant exchange rates and volumes; 2003 benefited from further sales mix improvements and also from the price increases successfully implemented throughout the world. This positive impact added 1.7 point of operating margin when compared to 2002.
- Improved productivity, adding 0.7 point to the operating margin, which resulted from:
    - A 3.7% increase in sales volumes expressed in tons, with +5.8% alone in the fourth quarter compared to the same period a year ago. After going up +2.9% in 2002, this is the second year in a row that volumes are on an upward trend, whereas they had been down -2.6% in 2001;
    - Further reduction in net finished goods inventories, although to a lesser extent than that achieved in 2002;
    - Efficient cost control that helped partially compensate for certain external costs such as energy, freight, insurance costs and social benefits.

In addition, the acquisition of Viborg cost 0.3 pt in operating margin. The operating loss for the 9 months of consolidation of Viborg was 15 million euros. Viborg is now effectively integrated into Euromaster. As a result at current scope and exchange rates, 2003 Group operating margin stands at 7.4%.

The amortization over a single year of the goodwill related to the acquisition of Viborg for 306 million euros significantly weighs on net income.

The -46.5% decline in net income reflects a combination of several factors, of which the most notable are the following:

- On the negative side:

  - Restructuring charges of 192 million euros, of which 160 million euros, essentially related to the measures taken in Spain and announced in January, were already consolidated in first half accounts;

  - A 306.5 million euro charge related to the amortization of the goodwill generated by the acquisition of Viborg. This amount is in line with the 300 million euros estimate published by the Group in July 2003.

- On the positive side:

  - Following a review of Michelin's pension and post retirement healthcare currently in force in various countries, Michelin initiated adjustments in 2003 in the US and Japan with the goal of adjusting the Group's long-tem liabilities. These changes resulted in 282 million euros savings recognized in 2003 accounts. Taking a proactive and responsible view of its commitments, Michelin launched this ongoing, global, and in-depth review to preserve Company, employee and shareholder long-term interests in light of rising healthcare costs and pension volatility.

The apparent average tax rate increases at 44.7%, against 38.4% in 2002, since the amortization of the goodwill related to the Viborg acquisition is not tax-deductible.

Free cash flow is positive for the 3rd year running, even after a 30% increase in investments in 2003 at 1.2 billion euros.

At 1 billion euros[4], net capital expenditure stands at a level that is consistent with Michelin's strategy. In this respect, manufacturing capacities were selectively increased in Mexico, Brazil, Asia as well as Eastern Europe.

Michelin was able to finance all of its investments and generate free cash flow. The latter is below its 2002 level, in particular because of stable inventories in value terms (they are, however, down in tons, as inventories had seen their value increase under the pressure of higher raw material costs). At the end of 2003, cash flow represented 9.2% of Michelin's net sales, against 7.8% in 2002. It is stated after payment of 357 million euros to the various Group employees' pension funds and non-externalized defined benefit plans, compared to some 542 million euros in 2002. As was the case the years before, cash-flow largely covers payments related to non-funded obligations, (pension benefits, healthcare costs...). Contributions paid out in 2003, amounted to 133 million euros, in line with Group expectations. Pension funds continue to be adequately funded with respect to local regulations.

In 2003, Michelin improved its global footprint: financial investments totaled 229 million euros, against 62 million euros in 2002, with a specific focus on high growth potential regions. The largest operations were the purchase of minority interests in Poland and China. The year was also marked by strategic moves in Asia: in South Korea Michelin concluded a partnership agreement with Hankook Tire and, at December 31, 2003 had acquired a 2.5% stake in its share capital. In India, a source of potentially strong growth for the truck radial tire market in the years to come, Michelin has entered into an industrial and capitalistic agreement with Apollo Tyres, the country's largest truck tire manufacturer.

Net financial debt: down 378 million euros

At 3.4 billion euros, financial net debt is down for the third consecutive year. This 378 million euro decrease from December 31, 2002 can be broken down into a 453 million euro positive impact of the change in exchange rates and a 157 million euro impact due to a larger scope of consolidation.

The gearing ratio stands at 78%, well below its 85% level at the end of 2002.

---

[3] For more details on this point, see The Green Guide of the 2003 accounts, available on www.michelin.com

[4] Net industrial investments, in tangible and intangible assets

Michelin further strengthened its financial structure with the issue, mid-November 2003, of a 500 million euro, 30-year, lowest ranking subordinated note issue redeemable in cash. Subscribed by French and European investors, this issue continues to perform well on the secondary market. It enables the Group to increase its financial flexibility, improve its ability to meet its long-term commitments and also lengthen the mid-term maturity of its financial debt, at times of increased volatility in the economic environment. Since the issue, the spread narrowed, reflecting the quality of Michelin's rating with the investment community.

Net debt includes financings related to securitization of trade receivables, which are fully consolidated in the Group's balance sheet.

Financial information by activity

	Operating income					Operating margin (as a % of sales)	
	2003		2002		Variation 03/02	2003	2002
	Million of euros	% of total	Million of euros	% of total			
Passenger Car / Light Truck	664.0	58.1	765	62.4	-13.2%	8.9%	9.6%
Truck	521.5	45.6	485	39.6	+7.6%	13.1%	12.3%
Other activities*	-42.4	-3.7	-24	(2.0)		-0.9%	-0.5%
Group	1,143.1	100	1,225	100	-6.7%	7.4%	7.8%

* Other Activities include specialty tires, distribution activities, wheels, the travel editions, ViaMichelin, and Michelin Lifestyle, and other sales. Each of them accounts for less than 10% of the consolidated net sales. The results of these activities may vary substantially. By nature, the operating profitability of distribution activities is below that of manufacturing activities.

Passenger Car / Light Truck: operating margin down 0.7 point.

After a 2 point operating margin improvement between 2000 and 2002, the drop in this segment's operating income and margin in 2003 is attributable to its North American operations.

Michelin was faced with inflationary raw material prices (up more than 20% in USD) and medical expenses. In spite of the fact that all the 2002 price increases have held up well, the sluggishness of the SUV[5] market in the first half year, at a time when most competitors had not yet taken steps rendered necessary by these strong external pressures, translated into lower than expected sales volumes for the Group.

Strict control on investments and costs, as well as price increases passed during the year, did not offset this situation, which, together with the euro appreciation, account for the drop in the operating margin of this segment. Yet, further progress was recorded with improved inventory management and lower receivables.

Truck: operating profitability further improves.

Following the sharp drop in profitability in 2001, this segment records a significant increase in its operating income for the 2nd year running. The operating margin gains 0.8 point.

The substantial improvement in operating profit can be attributed to the following factors:

- successful implementation of the commercial strategy as illustrated by the increase in sales volumes and correct anticipation of the impact of higher raw material costs. Indeed, price increases have been implemented as early as end 2002 in Europe and in South America, and early 2003 in North America and Asia. They have all held well;
- strict control maintained over the cost structure.

Other activities hit by the dollar depreciation and by higher raw materials. At constant scope, operating income is quasi stable. Distribution's operating income includes a 15 million euros operating loss corresponding to the consolidation of Viborg over 9 months

As had been the case in 2002, this segment was hardest hit by the appreciation of the euro against the US dollar and several other currencies the Group operates in.

Other activities' operating income is down 18 million euros compared to 2002, with the operating margin losing 0.4 point.

The main reasons can be found in the increase in raw material prices and currencies when it comes to specialty tires, disappointing operating results at Euromaster despite its improvement in sales and the consolidation of a 15 million euro loss at Viborg over the 9 months consolidation period.

Outlook:

Michelin remains more than ever focused on further enhancing its geographical footprint, performance and global competitiveness.

The Group's continued vigilance, however, is unchanged. Indeed, its markets should not vary much from their average long-term growth rate of +1% to +2%. Furthermore, external inflationary pressures, in particular as regards raw material prices, and the euro against the US dollar, are likely to remain high.

***

[5] SUV: Sport and Utility Vehicle (4x4)

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

The Financial Statements of the Compagnie Générale des Etablissements Michelin (CGEM) for the 2003 fiscal year show a profit of 178.2 million euros.

They have been presented to the Supervisory Board.

The partners will convene a General Shareholders' Meeting on Friday, May 14th, 2003 at 9.00 am in Clermont-Ferrand, They will propose to pay a net dividend of 0.93 euro per share, before tax credit on May 18, 2004. In spite of lower earnings compared to 2002, the dividend is maintained at the same level as a year ago, thus reflecting the Group's confidence in its ability to further improve its performance in a still uncertain economic situation.

***

COMPAGNIE FINANCIERE MICHELIN

In 2003, Compagnie Financière Michelin (CFM) net sales amounted to 15.63 billion euros, down 1.7% compared to 2002. At 1,102.2 million euros, operating income is 4.3% down. Net income amounts to 285.6 million euros.

As CFM and Compagnie Générale des Etablissements Michelin have almost an identical scope of sales, the qualitative comments equally apply to CFM.

***

A more detailed report on the 2003 accounts is available upon written request to our Investors Relations Department, or on internet at the following address www.michelin.com, or by calling this Toll Free Number 0 800 000 222.

The First quarter 2004 sales will be released on April 26rd, 2004, after the close of Euronext Paris.

For those wishing to obtain more information on tire markets and on Michelin, a Fact-book is available on www.michelin.com/corporate/investorrelations/fr/fact_book.jsp or in the form of a CD-ROM (from Mid-March 2004) upon request to our Investor Relations Department

***

Contacts

Investor relations	Press relations
Eric Le Corre: + (33) 4.73.32.77.92	Fabienne de Brébisson: + 33 (0)1.45.66.10.72
Laurent Cavard: + (33) 4.73.32.18.02	+ 33 (0)6.08.86.18.15
	Individual shareholders relations
	Jacques Thonier: + 33 (0)4.73.98.59.00

Appendices

The consolidated financial statements as at December 31st, 2003, have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Consolidated statement of income for the year ended December 31 (in thousands of euros)

	2003	2002
OPERATING REVENUE	15,974,649	16,111,155
Net sales	15,369,820	15,645,074
Reversals of allowances	28,208	10,982
Other operating revenues	576,621	455,099
OPERATING EXPENSES	(14,831,577)	(14,885,956)
Purchases used in production	5,372,669	5,290,864
Payroll costs	4,996,925	5,152,143
Other operating expenses	3,360,310	3,255,493
Taxes other than on income	244,355	231,713
Depreciation and amortization	818,526	891,383
Charges to allowances and provisions	38,792	64,360
OPERATING INCOME	1,143,072	1,225,199
NET INTEREST EXPENSE	(224,887)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	918,185	964,942
NET NON-RECURRING INCOME AND EXPENSE	18,679	75,209
INCOME TAXES	(261,435)	(382,455)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	675,429	657,696
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(8,750)	(11,570)
AMORTIZATION OF GOODWILL	(337,817)	(31,641)
NET INCOME BEFORE MINORITY INTERESTS	328,862	614,485
Net income	317,532	580,803
Minority interests	11,330	33,682
Basic earnings per share (in euros)	2.23	4.28
Diluted earnings per share (in euros)	2.23	4.28

Consolidated balance sheet at December 31, 2003

	2003	2002
Issued, uncalled capital	0	0
FIXED ASSETS		
Goodwill	303,595	307,360
Intangible assets	163,184	135,395
Property, plant and equipment	5,663,491	5,772,157
Investments	412,348	456,907
Investments at equity	58,805	58,340
	6,601,423	**6,730,159**
CURRENT ASSETS		
Inventories	2,769,136	2,860,284
Trade receivables	2,984,501	3,145,496
Other receivables, prepaid expenses and accrued income	2,038,187	2,366,111
Cash equivalents	539,488	418,563
Cash	1,234,168	790,505
	9,565,480	**9,580,959**
TOTAL ASSETS	**16,166,903**	**16,311,118**

	2003	2002
STOCKHOLDERS' EQUITY		
Common stock (1)	286,774	283,585
Paid-in capital in excess of par (1)	1,839,640	1,806,789
Retained earnings (2)	2,200,946	2,238,462
	4,327,360	**4,328,836**
MINORITY INTERESTS	81,703	173,431
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**4,409,063**	**4,502,267**
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,006,360	3,443,844
LIABILITIES		
Subordinated debt	500,000	0
Long and short-term debt	4,713,518	5,026,998
Trade payables	1,552,745	1,424,855
Other payables, deferred income and accrued expenses	1,985,217	1,913,154
	8,751,480	**8,365,007**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**16,166,903**	**16,311,118**
1) Parent company		
2) Including net income for the year	317,532	580,803

CONSOLIDATED STATEMENT OF CASH FLOWS 2003

Michelin Group - in thousands of euros	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	328,862	614,485
Adjustments to reconcile net income before minority interests to net cash provided by operating activities :		
- Depreciation and amortization	1,162,520	943,113
- Allowances, provisions and deferred taxes	(87,145)	(256,956)
- Net gains on disposals of assets	8,371	(69,130)
- Other	(5,240)	(6,109)
Cash flow	**1,407,368**	**1,225,403**
- Change in inventories	(43,059)	142,632
- Change in receivables	14,081	(39,302)
- Change in payables	44,420	65,295
- Other changes in working capital	119,342	140,346
Net change in working capital	**134,784**	**308,971**
Net cash provided by operating activities	**1,542,152**	**1,534,374**
CASH FLOWS FROM INVESTING ACTIVITIES		
- Additions to property, plant and equipment and intangible assets	(1,117,798)	(966,959)
- Additions to investments	(305,199)	(219,697)
Total	**(1,422,997)**	**(1,186,656)**
- Proceeds from disposals of property, plant and equipment and intangible assets	100,586	157,470
- Proceeds from disposals of investments	76,333	158,005
Total	**176,919**	**315,475**
Net investment for the period	**(1,246,078)**	**(871,181)**
Impact of changes in Group structure	**14,884**	**140**
Net change in working capital	**(11,469)**	**(26,140)**
Net cash (used) by investing activities	**(1,242,663)**	**(897,181)**
CAHS FLOWS FROM FINANCING ACTIVTIES		
Employee stock ownership plan	20,739	27,389
Expenses related to the stock-for-stock offer	(645)	(1,494)
- Dividends paid to parent company shareholders	(130,692)	(113,435)
- Other dividends paid	(49,669)	(54,216)
Total	**(160,267)**	**(141,756)**
Change in long and short-term debt	**513,936**	**(201,533)**
Net change in working capital	**(46,811)**	**(5,845)**
Net cash (used) provided by financing activities	**306,858**	**(349,134)**
Effect of exchange rate changes on cash and cash equivalents	(41,759)	(18,005)
Change in cash and cash equivalents	**564,588**	**270,054**
Cash and cash equivalents at beginning of period	**1,209,068**	**939,014**
Cash and cash equivalents at the period-end	**1,773,656**	**1,209,068**
Including - Cash	1,234,168	790,505
- Cash equivalents	539,488	418,563

Consolidated Earnings Guide 2003

MICHELIN

Contents

Comments on the 2003 consolidated accounts,

February 24, 2004


Consolidated
Results
2003
MICHELIN


Many unexpected events
Dull European economies
Slow North American economic momentum in H1
Strong Chinese GDP growth
Brazilian & Argentinian economic recovery
SARS
Iraq conflict
...
World GDP Growth remains below that of 2000
2.5
3.0
0.7
4.9
2.3
4.1
8.9
1.3
MICHELIN


Tire markets slightly up against 2002, but still below 2000 levels
Contrasted markets:
North America flat
(Pass. Car/L. truck Repl. : - 3% H1, + 4% H2)
Europe : Pass. Car/L. truck Repl. + 5%,
> long-term growth trend
Strong Asian tire markets growth
(especially China)
Price increases in 01-02/04
=> advance purchasing in Q4 in NA...
100
98.8
100
94.5
MICHELIN


An unprecedented hike in external costs
Tire industry & Michelin faced with strong inflationary pressures
Negative impact on Michelin's operating income close to EUR 520 million
Raw materials up 21% in USD
(EUR -320 m on operating income)
Energy costs up
Maritime freight costs up, especially in Asia
...
(EUR -110 m on operating income)
Euro up 17% against USD
(EUR -90 m on operating income)
MICHELIN


A 360-degree view of Michelin's performance
Michelin's long-term performance is a combination of
Five core values:
Respect for Customers
Respect for People
Respect for Shareholders
Respect for the Environment
Respect for Facts
Personnel
Clients
Environment
Shareholders
MICHELIN


2003: a selection of highlights
Confirmed n°1 position worldwide with 19.2% market share
European distribution footprint reinforced thanks to Viborg
Michelin enters the Indian market with Michelin Apollo JV
Strong growth in China
Dynamic investment management
Proactive and responsible review of US and Japanese benefits
Innovative products and services launched
A very exciting Formula One season!
Accident frequency rate divided by 2
MICHELIN


Michelin strengthened its operational performances
Positive free cash flow, for the 3rd year running, even after 30% increase in total investments*
Gearing down to 78%
' Ground clearance' strengthened
MICHELIN


In 2003 Michelin internal improvements almost entirely offset unprecedented rise in external costs
Vibborg
2003 : 7.4%
2003 at constant scope: 7.7%
520 M€ !
2002: 7.8%
MICHELIN


Key figures 2003
Net sales: EUR 15.4 billion (-1.8%)
Sales Volumes (in tons): +3.7%
Truck : +5.6%
Pass. Car / Light Truck : +2.9%
Operating income: EUR 1,143 million (-6.7%)
Operating margin: 7.4%
Net income: EUR 329 million (-47%)
MICHELIN


Net sales 2003:
EUR 15.4 bn
Sales volumes up 3.7% in tons
Net sales down 1.8%, but up 5% excl. exchange rates variations
Positive replacement markets
16 000
15 500
15 000
14 500
14 000
(+5%)
MICHELIN


Michelin sales volumes
up 3.7% in tons
18%
13%
8%
3%
-2%
-7%
-12%
Truck
Market
Michelin
RT OE RT OE RT OE
Europe N.A. Other zones
MICHELIN


Summary of the elements impacting 2003 operating margin
Op. margin 2002
7.8%
Currencies
-0.4%
Price-mix
1.7%
Raw materials
-2.2%
Productivity*
0.7%
-0.1 pt
-0.4 pt
Op. margin excl. Viborg
7.7%
Perimeter
-0.3%
Op. margin 2003
7.4%
*productivity, net of cost increases
MICHELIN


Face with changes in currencies, a true natural hedge, but more limited protection than usual
Good geographical industrial diversification
=> Michelin is fairly well hedged against strategic currency risk
Significant impact on 03 Net sales: -8.6%
(USD, MEP, BRR, THB, GBP...)
Higher than usual impact on operating margin:
- 0.4 point vs 02
(Breakdown as of December 31, 2003)
MICHELIN


EUR 320 m raw material consumption cost increase vs 02: -2.2 pt on op. margin
*at constant exchange rates
2002
2003
Procurement
Consumed
Evolution of Group procurement costs and of consumption of raw materials (since Jan. 2002, monthly average in US dollars)
Raw material consumption costs up 21% in USD
Nat. Rubber: +41% in USD (accounts for 60% of the ↗)
Synth. Rubber & Carbon Blacks: +16% in USD
Others: ↗
4 to 6 months lag between procurement & consumption
MICHELIN
15 February 24, 2004


Price increases and further sales mix improvements contributed 1.7 pt to op. margin
Price mix
2003: +1.7 pt
2002: +0.1 pt
(Impact on the change in operating income vs previous year)
Michelin registered further gains from richer sales mix
Price increases worldwide, in Repl. & OE, Pass Car as well as Truck
+4.1%
+3%
+2.4%
+4%
-0.5%
-8%
2003
2002
2001
Michelin OE sales
Michelin RT sales
MICHELIN
16 February 24, 2004


Further productivity gains were achieved, adding 0.7 pt to op. margin
Productivity: +15% over 4 years
+0.7 pt on 2003 operating margin
' Call to Action ' in the US
+ efficient cost control
= partial compensation of surge in external costs
Improvement in number of tons produced/ employee/ year*
4.4%
3.9%
14.4%
2003 / 02
2002 / 01
2003 / 1999
*excl. distribution & plantations
MICHELIN


Michelin actively managed its pension and other post-retirement benefits (1/2)
Review of various Group pension & post retirement schemes
US, Japan
Actions already implemented
• USA: introduction of Defined Contribution plan for new hires + option for certain current employees to switch from the Defined Benefit plan to the DC plan in 2004
Better balanced cost sharing of medical expenses for current retirees, with a cap and elimination of this benefit for certain new hires as of Jan. 1, 04
• Japan: transfer of local plan to Japanese Government (phase 2)
=> EUR 282 million exceptional gain
Group financial structure strengthened,
improved ability to meet long-term commitments
=> issue of EUR 500 million lowest ranking sub. notes
MICHELIN

Michelin actively managed its pension and other post-retirement benefits (2/2)

- **Pension funds continue to be adequately funded with respect to local regulations**
  Contributions paid out in 2003: EUR 133 million (vs 2002: 357 m)
- **Actual return on plan assets benefited from good financial market performance**
  US +14%*; UK + 11.5%*
- **Cash flow largely covers payments related to non funded obligations (pension benefits, healthcare costs...)**
  At EUR 224 million, they are in line with Group expectations
- **Actual return > expected return, USD depreciation, lower discount rates**
  => PBO down 4.5%, at EUR 7 036 million

*at Measurement date

Viborg: strengthening our European distribution base (Impact on 03 operating margin: -0.3 pt)



Acquisition rationale

- Improvement of Euromaster's European coverage
- Low Group presence in Germany
- Better quality of service to customers
- Cost synergies

⇩

Major strategic interest

At December 31, 2003

Gradual recovery since Q2
Net sales: -16% Q1 03/ Q1 02
Q3 even, Q4 up 6% vs Q4 02

9 months consolidated
Additional Group net sales: EUR 313 m
9 month operating loss: EUR 15 m
Goodwill: EUR 306 m, fully amortized in 03

Recovery plan implementation started
Viborg effectively integrated in Euromaster
Headcount: -21% vs end 2001
Closure of Viborg's German logistics center

2003 Consolidated income statement



EUR million	2003	%	2002	%	Δ 03/02
Net Sales	**15,370**	**100**	**15,645**	**100**	**-1.8%**
Operating income	**1,143**	**7.4**	**1,225**	**7.8**	**-6.7%**
Interest income and expense	(225)	(1.5)	(260)	(1.7)	-13%
Operating income from ordinary activities	918	6.0	965	6.2	-4.9%
Net non-recurring income	19		75		
Income tax	(281)		(383)		
Miscellaneous	(347)		(43)		
Net income	**329**	**2.1**	**615**	**3.9**	**-47%**

21 February 24, 2004

Truck op. margin improved, Pass. Car/ Light Truck N. Am operation hit by raw material costs


9.6%
8.9%
12.3%
13.1%
-0.5%
-0.9%
7.8%
7.4%
Pass. Car Light Truck
Truck
Other businesses
Group
2000
2001
2002
2003

22 February 24, 2004



Passenger Car & Light Truck operating margin hit by poor N. Am. performance

Op. margin down 0.7 pt: raw materials + EUR appreciation weighed on N. Am. profitability

☹
- Raw materials : +21% in USD
- Competitors did not realize NA raw material hit until mid-03
- Flat SUV mkt in H1
- Poor order fill rate in EU Winter

☺
- Improved Eur. and Asian profitability
- Successful new products in N.A.
- Efficient cost control

	M€	% Group	Δ 03/02
Net sales	7,456.8	48.5%	-5.1%
Op. income	664.0	58.1%	-13.2%
Op. margin	8.9%		-0.7 pt

MICHELIN

23 February 24, 2004



Truck operating margin further improved

Op. margin up 0.8 pt

☹
- N Am. Mkt share still < 2000
- Increased costs in N.A. barely compensated for by productivity

☺
- Sales volumes: +6% in tons
- Timely price increases in anticipation of raw materials ↗ (Europe, N & S. Am., Asia...)
- Strict cost control

	M€	% Group	Δ 03/02
Net sales	3,958.5	25.8%	+0.6%
Op. income	521.5	45.8%	+7.6%
Op. margin	13.1%		+0.8 pt

MICHELIN

24 February 24, 2004

MICHELIN


Excluding Viborg, stable operating income at Other activities
Operating income down 0.1 pt excluding Viborg
Specialty tires affected by raw materials & currencies
Poor operating results at Euromaster
Viborg's operating loss
Implementation of focused growth strategy in Specialty tires
Industrial restructuring initiated (Spain)
M€
% Group
Δ 03/02
Net sales 4,850.3 31.6% +4.6%
Op. income -42.4 -3.7%
Op. margin -0.9% -0.4pt
MICHELIN


Michelin further reduced its net financial debt...
Gearing down from 85% to 78%
Debt down EUR 378 million*
4 926
4 881
3 818
3 440
44.1%
42.8%
51.8%
57.9%
Financial net debt (m€)
EBITDA / net debt
31/12/2000 31/12/2001 31/12/2002 31/12/2003
*up EUR 75 m of which 157 m scope increase, excluding exchange rate fluctuations
MICHELIN


... and lengthened its maturity
61% fixed rate
34% in USD
49% in EUR &
EUR ccies
Avge cost of
debt: 5.8%
(vs 6.2% in 02)
500 million euros lowest ranking subordinated notes issue
No « trigger clause » / covenant in debt contracts => no risk on liquidity or on cost of financing
Long-term undrawn confirmed lines of credit: EUR 2 854 m
< 1 year
6 %
> 5 years
30 %
1 - 5 years
64 %
Breakdown of net financial indebtedness at 12/31/2003
MICHELIN


Dynamic investment policy
Operating cash flow:
EUR 1 407 m
(+15%)
Capex:
EUR 1 017 m (net)
Financial
investments (net):
EUR 229 m
Positive free cash flow for the 3rd consecutive year, even after a 30% increase in total investments at 1.2 bn
1 003
1 091
1 089
637
800
309
299
1 017
-300
-241
1999
2000
2001
2002
2003
Free Cash Flow
Capex
MICHELIN

Further improvement in WCR

- Inventories / Net sales: 18%
- Despite higher raw material prices


Accrued change in finished goods inventories
(in tonnes)
1999
2000
2001
2002
2003
24%
18%

Michelin is ready for the switch to IFRS* standards



- **IFRS 1: 'fresh start' option for deffered benefits (IAS 19)**
  Possible recognition in B/S of unrecognized actuarial losses (approx. EUR 1.2 billion negative net impact on Michelin equity & EUR 75 m reduction in annual personnel expenses)
- **Other standards**
  Still being assessed

* International Financial Reporting Standards

MICHELIN


A year in review...
In a year marked by...
many unexpected events
slightly better tire markets
unprecedented hike in external costs
Michelin further improved its
geographical footprint
« ground clearance »
growth engine
in line with its medium term objectives
MICHELIN


Going forward
Further improve our
geographical footprint
« ground clearance »
growth engine
1996
2000
2002
2005
2010
MICHELIN


2004?
2004 could present some challenges...
Raw materials likely to remain high
MICHELIN


Raw materials, especially natural rubber, may remain high for the foreseable future...
+32%
+29%
+87%
+47%
+49%
+130%
1995
2003
225
175
125
75
-17%
NR World consumption
NR World production
NR Chinese consumption
Comparative change of natural rubber and production since 1995.
Incl. Chinese consumption
Natural rubber price changes
MICHELIN


2004?
2004 could present some challenges...
Raw materials likely to remain high
Markets should post some growth globally, within their LT 1-2% average
But we will proceed towards our mid-term objectives
MICHELIN


Going forward
Holding the course in improving our ' all terrain ' capabilities
1996
2000
2002
2005
2010
MICHELIN


Going forward
Michelin's strategy is about:
Global, profitable & lasting growth
Focused and with high added value
Based on:
● technology & innovation
● brands & services
• Net sales breakdown between the major markets where the Group operates, in line with the relative weight of each market
• Growth > benchmark mkt (+2 pts on avge) along priority lines: segments & fast growing markets
• Robust economic performance and return on invested capital over a full economic cycle.
→ margin improvement (10% mid-cycle)
→ positive free cash flow
→ better asset utilization
MICHELIN


Going forward
Further improve Michelin's
geographical footprint
« ground clearance »
growth engine
1996
2000
2002
2005
2010
MICHELIN



Emerging markets post strong growth dynamics...
Passenger Car/ Light Truck tires
EMERGING MARKETS
Russia
Central Europe
Mexico
China
2002
2006P
0 50 100 150
MATURE MARKETS
Japan
Western Europe
Canada
USA
2002
2006P
0 200 400 600 800
EMERGING MARKETS:
Low base offset by
huge growth rate (+9% p.a)
44m + increase
in tire sales in 4 years
MATURE MARKETS:
Slow growth (+1.7%)
offset by huge volume base
47m tire sales increase in
4 years
MICHELIN



Michelin further improves
its Western strongholds
Europe
24% PC/LT RT mkt share
34% Truck RT mkt share
Strong growth in Top of the range tires (16% => 23% mkt sh. over 4 y.)
Winter tires mkt share gains in Germany
Distribution reinforced
Michelin OnWay
Solutions approach in Truck....
North America
22% PC/LT RT mkt share against 18%, 4 years ago
22% Truck RT mkt share
Strong growth in SUV tires (28% mkt share)
Successful retread (0% => 12% market share over 4 years)
Distribution reinforced
Solutions approach in Truck....
1996
2000
2002
2005
2010
MICHELIN

MICHELIN


On emerging markets, Michelin moves forward *too...*
World tire market
Asia 30%
Rest of the World 57%
Eastern Europe 7%
South Am. 6%
Source LMC 2003, Michelin estimates
Eastern Europe
n°1 player in PC/LT
Key actor in RE
n°1 importer in Russia
Asia
n°1 in Chinese PC/LT RT
Drives truck tire market radialization
Key player in Thailand
South America
MICHELIN


Michelin's expansion is backed up by a dynamic industrial strategy
Ensure robust and profitable industrial base in Western Europe & North America
Sustain our future growth in emerging markets through increased industrial presence (Asia, Eastern Europe...)
MICHELIN


Michelin's industrial strategy is about...
Ensuring robust and profitable footprint in developed countries
Competitive cost is not just about low labour cost!
• World class manufacturing in developed countries, yet still significant opportunities for further performance improvement
• processes, specialization
• Profitability is also a function of capital employed...
• Socially responsible attitude
What's in a tire?
Transportation
Overheads
Depreciation
Raw materials
Labour
1996
2000
2002
2005
2010
MICHELIN


Michelin's industrial strategy is about...
Expanding our industrial presence to support our growth in emerging markets
Poland, Hungary, Romania
Russia
Mexico, Brazil
China, Thailand
Offtake
...
Industrial base in developed countries
Industrial base in emerging countries
MICHELIN

MICHELIN


Our growth engine?
Product & service innovation!
Dynamic investment policy
Continuation of our R & D effort
Product and service innovation
Energy range renewed, PAX System
X-ONE
Only wide-tire in N. America, highly successful in OE & Repl.
Introduced in Europe with MAN
Michelin OnWay
Innovative service
Introduced in France in 2003, extension to Germany, ... in 04
MICHELIN


MICHELIN

Comments on the consolidated financial statements

Consolidated Statement of Income (in EUR thousand)

	2003	2002
OPERATING REVENUE	*15,974,649*	*16,111,155*
Net sales	15,369,820	15,645,074
Reversals of allowances	28,208	10,982
Other operating revenues	576,621	455,099
OPERATING EXPENSES	*(14,831,577)*	*(14,885,956)*
Purchases used in production	5,372,669	5,290,864
Payroll costs	4,996,925	5,152,143
Other operating expenses	3,360,310	3,255,493
Taxes other than on income	244,355	231,713
Depreciation and amortization	818,526	891,383
Charges to allowances and provisions	38,792	64,360
OPERATING INCOME	*1,143,072*	*1,225,199*
NET INTEREST EXPENSE	(224,887)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	*918,185*	*964,942*
NET NON-RECURRING INCOME AND EXPENSE	18,679	75,209
INCOME TAXES	(261,435)	(382,455)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	675,429	657,696
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(8,750)	(11,570)
AMORTIZATION OF GOODWILL	(337,817)	(31,641)
NET INCOME BEFORE MINORITY INTERESTS	*328,862*	*614,485*
Net income	317,532	580,803
Minority interests	11,330	33,682
Basic earnings per share (in euros)	2.23	4.28
Diluted earnings per share (in euros)	2.23	4.28

MICHELIN

2003 Tire Markets

Overview

The world market tire was worth 70.6 billion dollars*. With Europe, North America and Asia's shares relatively even in value terms, the market was largely dominated by the replacement business, which represented some 71 % in volume terms and 75 % in value terms.

* source : Rubber & Plastic News - September 2003

World market in value terms by region


7%
28%
30%
6%
29%
Europe
North America
South America
Asie Océania
Africa Middle-East

Source : LMC 2003 - Michelin estimates

World market in value by product type


0,6%
3,4%
5,9%
6,7%
51,1%
32,4%
Passenger Car and Light Truc
Truck
Earth mover
Two wheels
Agricultural
Aircraft

Michelin estimates

The tire market is a very concentrated one.

Taken together, the three largest manufacturers, who occupy all market segments, account for 56 % of world market.

World market by manufacturer


24.3%
19.2%
2.4%
3.3%
3.7%
3.8%
6.8%
17.4%
19.1%
Michelin
Bridgestone
Goodyear
Continental
Pirelli
Sumitomo Rubber
Yokohama Rubber
Cooper Tire
Other

Source : Tire Business-september 2003

* Please refer to the "Michelin Fact-Book 2003 " downloadable at www.michelin.com. pp. 26 & 27 and following for a detailed presentation of Group markets and positions compared with its competitors.

Tire Markets post solid long-term growth potential

Movement of people and goods is intimately related to economic and social development. Over the next ten years, the world car fleet should grow 20 % to 840 million and the truck fleet by close to a third to 190 million vehicles*.

World vehicle fleet



900
800
700
600
500
400
300
200
100
0
693
843
140
188
2003
2013
Passenger Car
Trucks

* source : JD Power/ LMC

World tire markets showed contrasted change in 2003

Tire markets grew moderately worldwide, but have, by and large, yet to catch up with their 2000 levels. They, however, posted slightly better performance than expected by the Group. The European replacement passenger car and light truck markets, in particular, achieved unexpected growth in view of current economic conditions.

Passenger Car / Light Truck

Passenger Car & Light Truck (In units)	Replacement Market 2003	Original Equipment Market 2003
Total	*NA*	*NA*
Europe[c]	+ 5.4 %	- 3.6 %
North America[1]	+ 0.4 %	- 3.0 %
South America	*NA*	*NA*
Asia	*NA*	*NA*

c Western and Eastern Europe (excl. Community of Independent States)
1 United States, Canada and Mexico

NA : Not available

With 994 million tires sold in 2003, the Passenger Car / Light Truck market represented 51 % of the world tire market in value terms and 72 % of the replacement market. It posts slow but steady global growth of 2 - 3 % per year sustainable in the long term.

As a consumer goods market, it is characterized by the key role played by brands and distribution channels.

The Supply-side is increasingly diversified with a shift towards upper-range vehicles on the back of increasing driver expectations in terms of comfort and safety. The high performance tire segment, therefore, now accounts for 11 % of world market in volume terms and as much as 25% in profit margin terms. Europe accounts for 57 % of sales in this segment, with up to 15 % annual growth per year for the last few years. The 4x4 segment follows similar trends, with North America driving the market.

Regional breakdown of the most buoyant Passenger Car / Light Truck replacement segments in 2003


100%
80%
60%
40%
20%
0%
19%
9%
21%
71%
23%
20%
57%
Winter
4x4
SUV
Performance
(H, VZ)
Asia
North America
Europe

Source : Michelin estimates

Evolution of World Tire Markets

■ In Europe

The **Passenger Car and Light Truck tire replacement market** rose 5.4%, well above the long-term 2% to 3% trend generally observed in Europe. Financial year 2003 posted sustained growth throughout the period (+5.2% in H1 and +5.5% in H2) in almost all tire segments. While the high performance, 4x4 and winter segments that have been buoyant for the last five years continued to perform well (respectively 14%, 14%, 9%) in 2003, decline in the mass market segment was capped at -1% as opposed to-4/-5%.

The **Passenger Car and Light Truck Original Equipment market** declined by - 3.6% as a consequence of the production cuts decided by the European car manufacturers in the 2nd and 3rd quarters. On the other hand, the market witnessed a positive 0.5% growth in the 4th quarter as some car manufacturers increased output, following improved car sales in some European countries.

■ In North America

The **Passenger Car and Light Truck Tire Replacement market** was up 0.4% year-on-year, against a -3.1% decline for the first six months. The rebound in the second half of the year has been mostly fuelled since June by the mechanical recovery of the SUV segment, after two years of decline in the wake of the two Firestone recalls (2000 & 2001). Long-term trends remain unchanged, with the improved market-mix: SUV and performance tire segments continued to grow whereas mass-market fell 4.8% on 2002. One should note that, in 2003, the market reverted to its long term moderate growth of 'premium' brands with the latter's market share consolidating and temporarily benefiting 'value' brands.

On the **Passenger Car and Light Truck Original Equipment market**, the -4.1% downward trend observed at end September swung back in the 4th quarter, to + 0.7% in volume terms. At year end, the market was down -3.0%. As in the case of the replacement market, the SUV and High Performance segments continued to outperform while the mass market segment was down 14%.

■ In South America, most of the other South American countries continued to face difficult economic conditions whereas the Brazilian and Argentinean economies were gradually recovering.

■ In Asia, *the situation varies widely from country to country.*

In China, the third largest market behind Japan and South Korea, Passenger Car and Light Truck tire replacement markets have enjoyed the same dynamic growth as in recent years. The Japanese Replacement market, by contrast, continued to stagnate. Passenger Car and Light Truck Original Equipment markets also showed buoyant growth in China and in South Korea. In Japan, the export business remained high.

■ The Middle-East and African zone benefited in 2003 from further improvement in Turkey's economic health and improved economic conditions in the Persian Gulf, mostly due to the sustained high level of crude oil prices. However, markets remained difficult in Africa due to the various economic and political problems plaguing this area.

Trucks

Truck (in units)	Replacement Market 2003	Original Equipment Market 2003
Total	NA	NA
Europe[2]	+ 2.3 %	+2.8 %[3]
North America[4]	+ 1.5 %[5]	+4.6 %
South America	NA	NA
Asia	NA	NA

2 Western Europe
3 Truck power units
4 United States, Canada and Mexico
5 Radial and bias tire market

NA : Not available

In 2003, the Truck market acounted for 32 % of the world tire market in value terms with 127 million tires sold, of which 86 % on the replacement market. Its radialisation rate* currently only stands at 53 %.

Worldwide, it too posts long term growth trends of 1 - 2 % per year, though this appears somewhat less linear than passenger car markets on account of its obvious relationship with economic factors and the health of the road transport industry. In Eastern Europe, substantial growth opportunities remain to be tapped for the radial tire market, as in South America and Asia. Asia alone now represents 45 % of world market, a leap that reflects high economic growth in China and India.

Truck tires are capital goods. They account for an average of 3 % of a transportion fleet's operating costs and have a significant impact on fuel consumption, which, in turn, weighs for 20 % in operating costs.

Customers in this segment are professionals who are keen to optimize truck uptime and profit from operations. To them, the running cost per mile of a tire is a key consideration. For this reason, in Europe and North America, the retread market is equivalent to the new tire replacement market.


Regional breakdown of the truck market
thousands of Units
30 000
25 000
20 000
15 000
10 000
5 000
0
2002
2003
Europe RT
North America RT
South America RT
China
India
Other asian countries
RE Middle East Africa
OE World

Analysis by Region

■ In Europe

In Truck replacement, the Western European market was up 2.3% year-on-year and down 2.8% in the fourth quarter. Following the growth of the market noticed in the first six months of 2003 driven by advance purchasing, ahead of price increases announced by various tire makers, the market remained flat in the second half of the year. In Eastern Europe, the product-mix continued to improve in favor of Western-like modern truck tire solutions (radial as opposed to bias tires, drop center wheel as opposed to flat rim). The retread market continued its long-term decline due to the gradual exit of small retread actors as a result of tighter EU regulations.

The Truck Original Equipment market was contrasted. The power unit segment was up 2.8% year-on-year although still below 2000 levels (-8.5%). Registrations in Western Europe were slightly down while exports outside Europe showed signs of improvement. The trailer market was noticeably weak, as a result of declining demand from the trucking industry and financial difficulties experienced by several European trailer manufacturers.

■ In North America

On Truck Tire Replacement, the market posts a positive fourth quarter (+5.1%) growth and + 1.5% for the full year 2003). This growth can be explained by the first signs of recovery of the US economy and the price increase announcements by the major tire manufacturers during the 4th quarter. The market, however, remains 1.6% short of its 1999 level.

In Original Equipment, overall, trends are encouraging: the market showed an aggregate 4.6% increase and the 4th quarter (up 18%), saw the first evidence of rebound of the power unit segment after 3 consecutive difficult years. One should bear in mind that the 4th quarter 2002 posted a significant slowdown after a very strong 3rd quarter that had benefited from advance purchases of 'Class 8' trucks ahead of the introduction of new emission standards effective 1 October, 2002. The fleet of 'Class 8' tractors purchased during the

peak years from 1997 to 1999 is now four to six years old and will have to be renewed in the coming years. In addition, the inventory of good, low mileage, late model, used trucks, that was weighing on the market in 2001 and 2002 has disappeared. The trailer market also showed solid growth in 2003 after low 2001-2002 sales and due to ageing trailer fleets in North America.

Average age of the Class 8 Truck fleet in the USA


6.1
6.3
6.3
6
5.6
5.4
5.4
5.5
5.5
5.3
5.3
5.5
5.7
5.9
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Source : ACT Research Co. LLC

■ In South America, most of the other South American countries continued to face difficult economic conditions whereas the Brazilian and Argentinean economies were gradually recovering. As a consequence, one should note the strong pick-up in OE truck markets as well as the continuing radialization of the truck market.

■ In Asia, the situation varies widely from country to country.

The Chinese radial Truck tire market posted growth trends almost as strong as in 2002, but the Japanese replacement market was down about 4.3% compared to its 2002 level (itself some 3% below 2001).

■ The Middle-East and African region benefited in 2003 from further improvement in Turkey's economic health and improved economic conditions in the Persian Gulf, mostly due to the sustained high level of crude oil prices. However, markets remained difficult in Africa due to the various economic and political problems plaguing this area.

Specialty tires

Specialty tires account for 17 % of world market in value terms. While cycle tires can be classified as consumer goods, agricultural, earth mover and aircraft tires are genuine capital goods. Note, however, that all are extremely technical products. Growth opportunities are significant for small and medium-sized earth movers and large agricultural machinery as well as for aircraft radial tires.

The European market for wheels experiences slack growth, while OE wheel assemblies are buoyant.

Tire Distribution

In passenger car - light truck, manufacturers rely in general on distribution networks, controlled or not by them for their sales.

In Europe, specialist dealers account for a little over half of consumer sales, car dealers more than a fourth, the balance being sold at miscellaneous outlets including auto centres. The situation, however, varies widely from country to country.

In North America, channels are more diversified. Independent distributors account for a little under 50 % of sales while car dealers's share is marginal.

In truck, in Europe as well as in North America, alongside direct sales to large fleets, the bulk of retails sales are made by specialist dealers. Trends in this sector are for " truck side " services aimed at enhancing uptime.

Net sales

(In Eur million)	2003	2002
Consolidated net sales	15,369.8	15,645.1
Excluding exchange rate	-	14,342.5

At constant scope and exchange rates, 2003 net sales are up 5%.

On account of continuous appreciation of the euro, especially versus the US dollar, and consolidation of Viborg into Group accounts in the fourth quarter (and a net contribution of EUR 313 million to Group sales), net sales are down 1.8%.

Analysis of impact on sales



+3.3%
+2.4%
+1.6%
+0.1%
+2.1%
+0.3%
-0.8%
-1.8%
-3.5%
-8.3%
2003
2002
Total
Currencies
Volume
Price/ Mix
Scope

The main factors impacting financial year 2003 net sales were as follows:

- Positive impact (+3.3%) of higher sales volumes. Sales volume expressed in tons was up 3.7% compared to 2002.
- Positive price / mix effect of +1.6% at constant exchange rates. Positive price / mix effect of +1.6% at constant exchange rates. One should note a bare +0.4% price/mix effect in the 4th quarter due to the Group's unfavorable market mix.
- Very negative impact (-8.3%) of exchange rates as a result of the continued appreciation of the euro against all currencies, especially North and South American and certain Asian currencies.
- Lastly, positive 2.1% scope effect due to a change in Group scope of consolidation compared to 2002. Following acquisition of the European tire distribution business of Viborg effective March 31, 2003, Viborg - which was being integrated into Euromaster - appeared in the 4th quarter consolidated accounts of the financial year as of April 1st. The corresponding impact on Michelin group net sales amounted to EUR 313 million.

Variation of net sales (In EUR million) on 2002

	Δ 2003/2002 (in M€)	Δ 2003/2002 (in %)	Δ Q1 2003/Q1 2002 (in M€)	Δ Q1 2003/Q1 2002 (in %)	Δ Q2 2003/Q2 2002 (in M€)	Δ Q2 2003/Q2 2002 (in %)	Δ Q3 2003/Q3 2002 (in M€)	Δ Q3 2003/Q3 2002 (in %)	Δ Q4 2003/Q4 2002 (in M€)	Δ Q4 2003/Q4 2002 (in %)
Total change	-275.3	-1.8%	-187.6	-4.9%	-285.1	-7.2%	-64.7	-1.7%	+262.2	+6.6%
Currencies	-1,302.6	-8.3%	-384.2	-10.0%	-398.9	-10.0%	-237.9	-6.2%	-281.5	-7.1%
Sales volumes	+477.2	+3.3%	+149.4	+4.3%	+17.8	+0.5%	+95.5	+2.6%	+214.4	+5.8%
Price/Mix	+237.6	+1.6%	+47.1	+1.3%	+96.0	+2.7%	+77.7	+2.1%	+16.7	+0.4%
Change in Group structure	+312.6	+2.1%	0	0%	0	0%	0	0%	+312.6	+8.0%

Net sales by region and business segment

Changes in sales by business segment

Net sales	2003 (in million euros)	% change 2003/2002
Group	15,369.8	(1.8%)
Passenger Car / Light Truck	7,456.8	(6.2%)
Truck	3,968.5	+0.6%
Other Businesses	4,859.3	+4.8%
Inter-segment eliminations	-914.8	+0.0%

Variations of sales in volume terms (number of tires)

Change compared with the same prior-year period	December 31, 2003			December 31, 2002		
	RT	OE	*Total*	RT	OE	*Total*
Passenger Car / Light Truck	+2.6%	(4.4%)	*+0.4%*	+2.2%	(0.7%)	*+1.3%*
o/w Europe	+5.1%	(11.2%)	(0.7%)	+5.3%	(10.4%)	(1.0%)
o/w North America	(0.9%)	(1.3%)	(1.0%)	(2.0%)	+10.0%	+1.9%
Truck	+4.8%	+3.0%	*+4.2%*	+2.4%	+3.4%	*+2.7%*
o/w Europe	+3.6%	+0.1%	+2.2%	+1.4%	(3.8%)	(0.8%)
o/w North America	+6.0%	+2.5%	+4.8%	+3.9%	+19.1%	+8.7%

Change compared with the same prior-year period	First-half 2003			Second-half 2003		
	RT	OE	*Total*	RT	OE	*Total*
Passenger Car / Light Truck	+0.8%	(5.2%)	*(1.2%)*	+4.2%	(3.4%)	*+2.0%*
o/w Europe	+3.8%	(16.8%)	(4.0%)	+6.2%	(4.1%)	+2.9%
o/w North America	(3.9%)	+1.3%	(2.4%)	+1.7%	(4.2%)	+0.3%
Truck	+6.2%	+0.3%	*+4.3%*	+3.5%	+5.9%	*+4.2%*
o/w Europe	+10.3%	(1.2%)	+5.2%	(1.8%)	+1.5%	(0.6%)
o/w North America	+8.0%	(3.6%)	+3.7%	+4.3%	+8.7%	+5.7%


% Change of Michelin sales in tons
+6.0%
+4.0%
+2.0%
+0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
2001
2002
2003
OE sales
RT sales
Total sales

Passenger car - Light truck

This segment benefits from continued improvements in the product and category mix. Excluding exchange rate, the segment's net sales are up 3.6% on 2002.

Variations of sales in volume terms (% change variation, 2003 / 2002)

(number of tires sold)	Total Sales	Replace-ment	Replacement Market	Original equipment	Original equipment market
Total	*+ 0.4%*	*+ 2.6%*	*N/A*	*- 4.4%*	*N/A*
Europe[c]	- 0.7%	+ 5.1%	+ 5.4%	- 11.2%	- 3.6%
North America [d]	- 1.0%	- 0.9%	+ 0.4%	- 1.3%	- 3.0%
Other geographic zones[e]	+ 9.2%	+ 7.1%	N/A	+ 13.9%	N/A

c Western and Eastern Europe (excl. CIS)
d United States, Canada and Mexico
e Asia, South America, Africa and Middle-East

■ In European replacement, the +5.1% year-on-year increase in sales volumes was below the market owing to the two following factors. In the 1st quarter, market growth was driven mainly by competitor promotional campaigns which Michelin did not follow. Furthermore, in Eastern Europe, the Group resolved to favor a steady cash-in in euros, raising prices in order to compensate for the depreciation of local currencies. In the 3rd quarter, Michelin gained market share in winter tires in Germany, Austria and Switzerland. However, higher than expected demand for its new Alpin range in Europe led to product shortages and an unsatisfactory order fill rate, especially in Eastern Europe. During the 4th quarter, as order fill rates were gradually brought back to satisfactory levels, Michelin was able to meet demand and to outperform the market. Michelin's product and category mix further improved over the year, with a strong rise in VZ and 4x4 tire sales compared with 2002.

In North America, sales were down 0.9% compared to the full year 2002. This results from some losses in market share in both mass market and the H-rated tire segments in the first 9 months of the year, combined with some capacity shortages in the SUV segment in the second half. Conversely, the launch in September of the Michelin HydroEdge™

range in the mass-market segment and the new BF Goodrich Traction T/A in the H-rated segment, recorded a strong success. In the 4th quarter, the emphasis was on quality of the Group market share: the Group's brand mix improved substantially in favor of 'flagship' brands and at the expense of 'private' brands. Price increases up to 5% were introduced on February 1, 2004, throughout the Group product portfolio.

In South America, the Group benefited from better replacement markets in Brazil and Argentina despite continuation of unfavorable exchange rate environments and the closure of the Venezuelan market to imports.

In Asia, the Group pursued its focused growth policy centered on high added value segments.

In China, sales continued to outperform the market: net Michelin and Warrior branded tire sales grew more than 30%.

■ In European Original Equipment, Michelin has gradually stabilized its market position since the non-renewal, from August 2002, of the supply contract with General Motors. The Group was even able to show a gain in market share in the 4th quarter.

In North America, despite a bear market, Michelin further enhanced its mix. As evidenced in 2002 and throughout the current year, Group sales clearly outpaced the market and additional significant market share gains were achieved in the 'SUV' and 'Performance' segments. In light of the unfavorable raw material pricing environment, price increases were announced early 2004.

Truck

Net sales were up 0.6% on 2002 despite highly unfavorable exchange rates. New tire sales volumes up +4.2% and a better original equipment/ replacement mix together with higher unit prices, enabled this business to post dynamic growth.

Variations of sales in volume terms (% change 2003 / 2002)

(number of tires sold)	Total Sales	Replacement	Replacement Market	Original equipment	Original equipment market
Total	*+ 4.2%*	*+ 4.8%*	*N/A*	*+ 3.0%*	*N/A*
Europe	+ 2.2%	+ 3.6%	+ 2.3%[7]	+ 0.1%[8]	+ 2.8%[9]
North America	+ 4.8%	+ 6.0%	+ 1.5%[10]	+ 2.5%	+ 4.6%
Other geographic zones[e]	+ 6.7%	+ 4.9%	N/A	+ 20.3%	N/A

7 Western Europe
8 Truck power unit and trailer sales
9 Truck trailer market
10 Radial and bias tire market

■ In European Replacement, Michelin new tire sales and market share increased compared with the same period last year. In Eastern Europe, sales, backed by Group multi-brand strategy, posted strong growth, especially on the most profitable segments. In a continually declining retread market, Group sales volumes continued to grow, showing significant progress in Northern and Eastern Europe.

■ In North America, Group sales again outperformed the market even if Michelin's sales and market share have yet to catch up with 2000 levels. Price increases passed in February 2003 have been sticking and an additional 5% rise was introduced in February 2004. In retread, some progress was achieved in a flat market. Twelve new Michelin Retread Technology workshops are due to be opened in 2004.

In South America, the significant price increases introduced in 2002 and 2003 are holding up and Michelin radial truck tire sales were up.

In Asia, Michelin's radial tire sales were up again in 2003, especially in China, in line with the trend recorded for the last 2 years.

In Middle East and Africa, sales volumes posted significant growth: the reopening of the Algiers factory boosted Group sales and market share in Algeria. In South Africa, in the supportive context of growing markets and a firmer rand, Group sales performed well. In the Middle-East, Michelin sales also benefited from strong demand.

■ In European Original equipment, the trailer segment remained difficult, although the market improved in the second half. This weakness in the trailer segment explains why Group OE sales (power units + trailers) look slacker than the power unit market taken in isolation. Note that Michelin's strategy is to rebalance its operations in the original and replacement equipment markets in order to deliver optimal service quality across all markets, while improving its overall profitability and return on assets.

In North America, the Group's overall market share in original equipment was down slightly in 2003. The strong pick up in trailer segment sales that largely drove market growth was not to the Group's advantage since it is stronger on the more technical power units segment. Michelin also applied the strategy described above to strike a better balance of its sales between original equipment and replacement in North America. Sales of Michelin X-One, which is the only wide single tire distributed in North America, more than doubled in 2003.

Other Businesses

At EUR 4.86 billion, net sales from Other Businesses were up 4.8% for the full year 2003. The bulk of the growth was due to acquisition of Viborg's distribution business by Euromaster. Excluding changes in consolidation scope, sales were down 3.5%. US dollar depreciation to the tune of 16.5% against the euro continued to erode the dollar-denominated net sales of this segment. This was particularly true for TCI and Earthmover sales after conversion, as they are mostly US dollar-denominated - and also for Aircraft sales, since the US dollar is the reference currency for most commercial transactions.

Euromaster develops service offering and builds its network

Euromaster net sales improved on the back of enhanced distribution business and new service offerings. The reorganization plan implemented in 2002 in the UK, however, weighed on operating profit.

The year was marked by acquisition on March 31, of the Viborg Group, chiefly engaged in tire distribution via its network of 465 sales outlets, mainly located in Germany and Denmark. With the Viborg acquisition, Euromaster's European coverage is significantly enhanced, especially in Germany, which is Europe's largest tire replacement market.

Viborg's contribution to Group sales amount to EUR 313 million. To remedy the difficult situation of this group of companies, a merger plan into Euromaster and a turnaround plan were launched in April with firt results perceptible by year end.

TCI net sales up in dollar terms

US-based Tire Centers posted moderate growth in 2003 in dollar terms. The network, which comprises upwards of 160 sales outlets, boasts retread sales up in a flat market and increased Passenger Car / Light Truck sales volumes. This business, conducted mainly in its capacity as wholesaler, benefited from the successful "T3" loyalty partnership program for independent distributors. Sharp dollar depreciation, however, eroded net sales in euro terms.

Earth mover markets pick up

Favorable trends in the main mining markets witnessed in 2003, especially for gold, copper and coal mining, fuelled operator investment, more particularly in South America, Oceania and Eastern Europe. Following three bear years, especially in North America, the Earth mover tire market picked up in the second year half.

With sales up more than 7 % in tons, Group sales clearly benefited from this trend and Michelin won market share on certain segments. Net sales, however, were hit by the close to 17 % depreciation of the dollar. In so far as 60 % of Group sales are made in dollars, whereas 60 % of production is made in Europe, the situation penalises this business line, together with the hike in natural rubber prices, with significant erosion of operating profit compared to 2002 levels.

Agricultural tire enhanced offering

In a difficult environment marked by the heat wave that hit Europe during the summer and took its toll on the market and depreciation of the dollar, the Agricultural product line posts turnover down more than 5%. Michelin however enriched its product offering and focused on the premium segments of the market. In 2003, the Group launched a highly innovative low-pressure technology, Ultraflex, enabling optimum road performance combined with low soil compaction. Mainly targeted at European markets, Xeobib, the first product based on this innovative solution, won several awards during the year.

Two wheels improved mix

Against a background of growing demand for Michelin motorbike radial tires, the European Two Wheel business was dogged by supply chain shortages. In North America Group sales climbed significantly on the back of market gains in the motocross segment.

Aircraft radialisation gains momentum

In a 2003 environment that remained difficult, with a number of set backs that range from the SARS epidemics to war in Iraq, soaring kerosene prices and a depressed tourist industry, the Aircraft business line boosted sales in volume terms.

Michelin's drive, begun some years back, to promote radialisation of this market is beginning to bear fruit: in 2003, close to 60% of passenger aircraft built worldwide relied on this technology compared with just 46% only two years before.

Wheels and mounted assemblies turnaround in sight

In spite of 3% or so market contraction and general overcapacity throughout the European wheel industry, Michelin's wheel sales rose in volume terms. The reorganization measures announced in January 2003 - closure by 2005 of the Spanish Aranda plant and transfer of corresponding productions to the Troyes (France) and Solingen (Germany) plants- combined with strict cost control, have begun to yield results and cap losses.

Michelin Maps and Guides eventful year

In a lack lustre tourist industry, 2003 recorded a sharp drop in American tourist activity outside of the US and in summer travels in Europe, especially on the part of British and German tourists. Maps and guides net sales down 3% reflect this situation.

But the year was extremely productive from an editorial point of view, with launch of numerous products and active revamping of the collection of Michelin publications. Among the editorial highlights of 2003, The Michelin Charming Places to Stay guide, now available in 4 languages, sold upwards of 140,000 copies in Europe.

Michelin Maps and Guides also cut production costs and improved its retail network with partnership agreements with MDS in France and Ganske in Germany, aimed at promoting the value of its products. The Maps and Guides, Gourmet Guides and Charming Places to Stay have opened their pages to advertisers, under very strict conditions, ensuring full respect of editorial independance and product quality.

ViaMichelin strong all-round growth

Net sales are up more than 30%. Development costs, fully recognized as charges, have been sucessfully controlled.

Acquisition of the French company SWI enabled to diversify supply with navigation products for PDAs (pocket computers) and to launch joint operations with Palm. ViaMichelin continued development of on-board systems with car equipment manufacturers and carmakers and compiled a travel information CD rom with the Germans Becker and BMW, offering on-board on-line services for the BMW 7-series.

B2B sales also posted good progress. Detailed mapping coverage was extended to the United States and Canada, while simplified mapping is available for the rest of the world.

An agreement signed with Shell GeoStar comfirms the site's pan European scope, and notably boosted German trafic. ViaMichelin is one of the 3 most visited European web sites. Both trafic and advertising income doubled.

In cellular phone-based services, the ViaMichelin offer is available in 5 countries through 8 operators including Vodafone, Orange, Bouygues and Telefonica.

Net sales by region

	First-half 2003		Second-half 2003		2003	
	In millions of euros	*H 1 03/ 02 change*	In millions of euros	*H 2 03/ 02 change*	In millions of euros	*03/ 02 change*
Group	7,348.2	*(6.0%)*	8,021.6	*+2.5%*	15,369.8	*(1.8%)*
Western and Easter Europe	3,863.7	+2.4%	4,171.9	+10.1%	8,035.6	+6.3%
North America	2,516.0	(17.0%)	2,795.0	(8.0%)	5,311.0	(12.5%)
Other	968.5	(4.9%)	1,054.7	+5.7%	2,023.2	+0.4%

Breakdown of sales at December 31, 2003


Europe
52 %
Rest of the world
13 %
North America
35 %

Breakdown of sales at December 31, 2002


Europe
48 %
Rest of the world
13 %
North America
39 %

Variation of sales in volume terms

Change compared with the same prior-year period	December 31, 2003			December 31, 2002		
	RT	OE	*Total*	RT	OE	*Total*
Group	+3.9%	+3.0%	*+3.6%*	+2.4%	+4.1%	*+2.9%*
Europe	+4.4%	(4.2%)	+1.1%	+4.0%	(5.3%)	+0.3%
North America	+2.5%	+7.6%	+3.9%	+0.6%	+16.4%	+4.6%
Other	+6.2%	+20.8%	+8.8%	+3.6%	+14.2%	+5.4%

Change compared with the same prior-year period	First-half 2003			Second-half 2003		
	RT	OE	*Total*	RT	OE	*Total*
Group	+3.4%	+2.4%	*+3.1%*	+4.4%	+3.6%	*+4.2%*
Europe	+6.0%	(7.3%)	+0.6%	+2.8%	(0.6%)	+1.6%
North America	+1.0%	+8.8%	+3.3%	+3.8%	+6.3%	+4.4%
Other	+3.7%	+31.9%	+8.5%	+8.6%	+11.5%	+9.2%

Main currency changes

Currency / €	Average rate 2003	Average rate 2002	Change (currency / €)
USD/ EURO	0.88336	1.05735	-16.5%
CAD/ EURO	0.63199	0.67385	-6.2%
MXN/ EURO	0.08182	0.10918	-25.1%
BRR/ EURO	0.28805	0.35907	-19.8%
GBP/ EURO	1.44484	1.59009	-9.1%
JPY/ EURO	0.00763	0.00846	-9.8%
THB/ EURO	0.02130	0.02460	-13.4%

The euro appreciated in 2003 versus all the other currencies in which Michelin deals. This development, especially versus the US dollar had begun during the second year half 2002.

Payroll costs and number of employees

	2003	2002
Payroll costs (in millions of euros)	4,997	5,152
Change compared with prior year	(3.0%)	
Average number of employees in fully consolidated companies	127,210	126,285

Payroll costs amounted to EUR 4,997 million, compared with 5,152 million in 2002, or a 3% drop. As a percentage of net sales, they edged back slightly at 32.5% against 32.9% a year before (and 33.4 % at constant exchange rates).

The average number of employees rose by 926, or 0.7% at December 31, 2003. This increase is mostly due to integration of Viborg staff within the Euromaster network.

Note that at constant scope, the number of employees dipped from 126,285 to 124,974, mainly due to completion of the " Call to Action " (structural cost reduction plan) in North America. This plan aimed at generating 200 million dollars worth of savings per year in the

zone at end 2003 as compared with end 2001 levels. One of the objectives of this plan was to eliminate some 2,000 jobs between 2002 and 2003. In North America, in addition to this plan, whose targets were achieved, since September 2001, Michelin outsourced supply chain management, spun off the textile cord plants at Scottsville and Winsboro, and outsourced IT infrastructure.

Moreover, as part of Michelin's industrial strategy for Spain in the 2003-2005 period, changes announced in early 2003 will lead to an average yearly reduction in the number of positions of 400 throughout the period, with gradual transfer of th Aranda wheel production plant to a French and a German plant and wind up of production of certain agricultural tire categories. Employees benefited from a range of measures (early retirement, further training, etc.) negotiated with the relevant workers' councils.

In France, it was decided to wind up a number of production lines that no longer matched recent technical passenger car - light truck developments and markets, at Bourges, and similarly for truck, at Poitiers. In passenger car tires, existing Group capacity in other plants is adequate to meet current market demand. In truck, manufacturing of certain wide tires will be transferred to the Tours facilities. In total, these measures should lead to 354 job eliminations.

Also note a EUR 13 million rise at constant exchange rates in payroll costs resulting from existing commitments in connection with benefits. This rise results from:

- Increase in annual amortization charge as a result widening unrecognized actuarial differences at December 31, 2002. The unrecognized actuarial loss had climbed from EUR 912 million at end 2001 to EUR 1,362 million at end 2002, and the corresponding annual charge was raised from EUR 22 million to EUR 54 million in 2003, at constant exchange rate, and taking into account staggering of such actuarial loss. This charge runs for an average period of 17 years, corresponding to the residual working life of the employees concerned.
- A downward revision of the long-term return on managed asset assumptions used for a priori calculation of the 2003 charge.
- Increase in the cost in connection with direct payment by the Company of certain healthcare costs, especially in North America, on behalf of its employees and retirees.

Operating expenses

Purchases used in production

This item primarily includes energy and raw material purchases, as well as change in inventories.

At EUR 5,373 million, this items is up by EUR 82 million (in absolute value) on 2002. Expressed in percentage of net sales, it edges 1.2 point up at 35%. This rise is mainly the result of the sharp increase in cost of raw materials purchased (+21% in dollars), and of energy costs, only partly offset by the depreciation of the dollar versus the euro.

Raw materials

At December 31, 2003, raw materials accounted for 22.5% of Michelin net sales and 37% of cost of sales.

On account the Group's procurement structure, and of the recording of prices on weighted average price basis, they are only integrated in the cost of sales between 3 to 6 months after their acquisition. This time lag effect resulted in postponing the very strong impact of raw material price hikes on production costs. Nevertheless, in spite of this positive effect for the 2003 financial year, the cost of raw materials consumed rose sharply by close to USD 320 million (or the same amount in euros at constant exchange rates) compared to 2002. This amount corresponds to a 21% average increase in US dollars terms, as this is the transaction currency for some two-thirds of Michelin raw material transactions.

Nonetheless, the hike in raw material purchases in dollar terms through the first half of 2003 will have a negative impact, which will be reflected in first year half 2004 Group accounts.

Note, however, that such rises impact in different ways the regions in which the Group operates. In Europe, the appreciation of the euro versus the dollar indeed partially offset such rises.

It is worth noting that changes in oil prices only have a limited effect on the price of oil-derivatives (chiefly styrene, butadene and carbon black) used in tire production. Although synthetic rubbers and carbon blacks account for close to half of Michelin's raw material purchases, a bare 15% of the cost of raw material is directly pegged to oil prices within less than one year.

Cost of raw materials consumed by Michelin in finished tire production (excluding wheels)


17%
24%
11%
23%
25%
Natural rubber
Synthetic rubber
Carbon blacks
Chemicals
Textile and steel cords

Financial year 2003 was mainly marked by a very strong increase in natural rubber prices, up more than 35% in Singapore dollars (average 2003 / average 2002 price). This raw material crept up regularly since the fall of 2001, after several depressed years (after a high point had been reached in November 1995, current prices remaining some 17% below this peak). This flows both from the will on the part of the main producer countries (Thailand, Indonesia, Malaysia) to improve profits from this crop for their growers, and from pressure arising from strong demand, fuelled by strong economic growth in China.

Change in world natural rubber markets and production since 1995


10 000
8 000
6 000
4 000
2 000
0
+ 32 %
+ 87 %
+ 47 %
+ 49 %
+ 130 %
1995
2003
2005 (e)
NR World consumption
NR World production
NR Chinese consumption

Change in inventories

The seasonal nature of the tire industry leads to building up finished product inventories in the first half of the year (greater demand in original equipment, building up inventories for shipping to distributors in early summer in respect of winter tire sales) followed by destocking in the second half.

In that respect, 2002 was atypical as shown by the following graph. Financial year 2003, on the contrary, features an inventory build up in the 1st year half and destocking in the second.


1999
2000
2001
2002
2003

Aggregate change in finished product inventories (in tons)

In spite of the strong increase in raw material prices, as reflected in numbers for this item, the net inventories at December 31, 2003 represented 18% of net sales compared with 18.3% a year before (and 18.6% excluding exchange rate effect). The Group focuses on its long-term reduction of this item to bring it into line with its main competitors worldwide.

Net inventories as a % of net sales at current exchange rates at December 31

As a % of net sales	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Net inventories	18.0%	18.3%	20.9%	23.2%	24.0%

Other operating charges

(in millions of euros)	2003	2002	Variation
Other operating expenses	3,360	3,255	+3.2%
Excluding currency effects	+11.3%		

Outside service providers, rentals, maintenance and repair, insurance premiums, training expenses, expenses for advertisement and communications, transportation of goods, travel expenses, bad debts write-offs and various general administration expenses.

Other operating charges rose 3.2% to EUR 3,360 million. As a percentage of net sales, they rose 0.9 point, at 21.9%, compared with 21.0% a year ago (excluding exchange rate).

This increase results from:

- Outsourcing of certain services including for example, the supply chain in North America,
- inflation on certain external costs including road and sea freight, insurance, energy etc.

The balance of the rise in this item is attribuable to a number of items integrated into the cost of sales: freight, insurance, sub-contracting, and costs pegged to sales volume increases.

Depreciation and amortization

(in millions of euros)	2003	2002	Variation
Depreciation and amortization	819	891	(8.2%)
Excluding currency effects	(0.6%)		

Excluding exchange rate, this item is down 0.6% on 2002.

Operating Income

	2003			2002	
	millions of euros	% of sales	2003/ 2002	millions of euros	% of sales
Like-for-like operating income	1,143.1	7.4%	(6.7%)	1,225.2	7.8%

Operating income is down 6.7%

At 7.4%, operating margin is 0.4 point below that of 2002. Excluding impact of the Viborg consolidation, it is practically flat on last year at 7.7%.

Eventhough Michelin is relatively immune from exchange rate variations owing to a broad presence worldwide with balanced breakdown as between sales and production, unprecedented appreciation of the euro versus most currencies, and the dollar in particular, had an uncommonly strong impact on operating margin (-0.4 point).

The other main factor adversely affecting operating margin results from an additional EUR 320 million on 2002- exluding exchange rate - in raw materials consumed. This accounts for a 2.2 point drop in operating margin.

Most of these negative effects, however, were offest by Michelin's operational resilience:

- Price mix improvement for the third consecutive year, representing 1.6% at constant exchange rates and volume. The financial year benefited from further product mix improvement and selling price increases worldwide. This effect translated into a 1.7 point margin gain on 2002.
- Productivity gains accounting for a 0.8 point operating margin gain. This effect results in particular from 3.7% sales volume increases, following a 2.9% increase in 2002, making the year the second consecutive year of sales volume increases, after a 2.6% drop in 2001.
- Further reduction in finished product inventories, though on a smaller scale than in 2002;
- Efficient cost control measures, curtailing the negative impact of certain external expenses, including energy, freight, insurance and current and differred benefit charges.

Finally, the EUR 15 million loss from Viborg operations for the 9 operating months consolidated translated into a 0.3 loss in operating margin. This loss is slightly below estimates published at end October.

The following graph illustrates the main factors affecting operational margin:

Factors contributing to changes in operating margin


2002 Margin
7.8%
Exchange rates
-0.4%
Price/mix effect on net sales
+1.7%
Raw Materials
-2.2%
Productivity
+0.7%
-0.1 pt
Margin ex. Viborg
7.7%
Scope
-0.3%
2003 Margin
7.4%
-0.4 pt

Operating income by business segment

- Passenger Car - Light Truck tire business

The Passenger car - light truck tire business segment develops, produces and markets tires for passenger cars and light trucks as well as for competition vehicles worldwide.

- Truck tire Business

This business segment develops, produces and markets tires for utility vehicles weighing over 6 tons worldwide.

- Other Businesses

This sector groups the remainder of the Group's businesses, including specialy tires (earthmover, agricultural equipment, two wheels and aircraft), travel assistance businesses (maps and guides, ViaMichelin), European tire distribution and services (Euromaster, Viborg) and North America (Tire Centers LLC - TCI), wheels and wheel assemblies manufacturing and Michelin Lifestyle Ltd.

	Operating income					Operating margin (% of sales)	
	2003		2002		2003/2002	2003	2002
	millions of euros	% of total	millions of euros	% of total			
Passenger Car / Light Truck	664	58.1%	765	62.4%	(13.2%)	8.9%	9.6%
Truck	521	45.6%	485	39.6%	+7.6%	13.1%	12.3%
Other Businesses	(42)	(3.7%)	(24)	(2.0%)		(0.9%)	(0.5%)
Group total	1,143	100.0%	1,225	100.0%	(6.7%)	7.4%	7.8%

Analysis of operating income

• The Passenger Car / Light Truck operating income drops 13.2% and operating margin 0.7 point at 8.9%.

While the operating margin of the business progresses by 2 points between 2000 and 2002, the year's drop arises mainly from North-American operations. This zone accounts for a very sizeable share of its sales, and the Passenger Car / Light Truck business had to cope with sharp raw material inflation (up more than 20% in American dollars) together with a steep rise in healthcare costs, at a time when some competitors had not yet taken the full measure of the impact of such external pressures. Eventhough all price rises passed in 2002 held out, a dull SUV market in the first half of the year translated into volume sales below Group expectations.

Neither cost control, nor price rises implemented during the year, were sufficient to offset this state of affairs, which, combined with appreciation of the euro, accounts for the reduction in operating margin in this segment. On another front, further progress was achieved in inventory management and reduction in trade receivables.

• The Truck operating income climbs 7.6%. After a sizeable profit deterioration in 2001, this segment achieves significant improvement in operating income for the second year running at 13.1%, with a 0.8 point gain in operating margin.

This significant improvement flows mainly from:

- successful implementation of the strategy for 2003 as reflected, among other things, by a growth in sales volumes

- correct anticipation of raw material cost increases, especially the strong rise in natural rubber prices. By end 2002 and early 2003, a series of price increases were passed worldwide (Europe, North America, South America, Asia - especially in Thailand and China). These price increases have held out.

- Strict control over industrial and structural costs.

• The operating income from " Other Businesses " is a EUR 42 million loss, down EUR 18 million on 2002, with an operating margin at -0.9%, down 0.4 point.

At constant scope, ie excluding Viborg EUR 15 million 9 month operating loss, operating margin for " Other Businesses" remains stable. As was already the case in 2002, the " Other Businesses " segment was again hit by appreciation of the euro versus other currencies, including the US dollar, in which the Group operates.

The main factors in 2003 were as follows:

- Group specialty tire operating income suffers not only from exchange rate variation, particularly sharp for theEarth Mover business, but also from difficulties on certain markets (drought in Europe hitting farmers, financial problems of the airline industry) and from the sharp rise in raw material prices which could not be fully passed on to the markets (Earth mover, Aicraft, inter alia) in 2003. Enhanced product mix, especially in agricultural products, however, though coupled with efficient cost control, could not fully offest the negative factors.

- The Wheel Business posts improved operating income on the back of internal reorganization measures and in a difficult environment, marked by over capacities and a steep

increase in steel prices.

- *Concerning Euromaster, operating income suffered from reorganizations implemented* in 2002 in the UK and from particularly difficult market conditions throughout the year in this country with a strong squeeze on prices on the part of other distribution actors.
- TCI, with sales on an upward trend, posts operating income up in dollar terms.
- As regards ViaMichelin, development costs were kept below the planned ceiling.

Operating margin by business segment


8.9%
9.6%
8.9%
8.8%
12.3%
13.1%
-0.3%
-0.5%
-0.9%
6.6%
7.8%
7.4%
Passenger Car / Light Truck
Truck
Other Businesses
Group
2001
2002
2003

Operating income by function

(in millions of euros)	2003	% of sales	2002	% of sales
Net sales	15,370	100%	15,645	100%
Cost of sales	10,559	68.7%	10,930	69.9%
Gross margin	4,811	31.3%	4,715	30.1%
Selling, general and administrative expenses	3,668	23.9%	3,490	22.3%
Operating income	1,143	7.4%	1,225	7.8%
Net income	329	2.1%	[illegible]	[illegible]

In this presentation, the " cost of sal[illegible]nd Research and Development costs. Selling and administrative costs as well as overheads include distribution business. All entries in connection with employee benefits are included in operating income.

The cost of sales, or 31.3%, dropped 1.2 points on 2002. This improvement flows from steady price - mix improvements, industrial productivity gains and a scope effect in connection with Viborg integration.

Selling and administrative costs as well as overheads grow 1.6 points from 22.3% to 23.9% of sales. Other than external cost inflation, this change is chiefly due to the exchange rate effect as Group overheads are mainly denominated in euros

Research and Development costs

(in millions of euros)	2003	2002	2001
R&D costs	710	704	702
% of sales	4.6%	4.5%	4.4%
Variation	+0.9%	+0.3%	+8.9%
Increase / Decrease in sales	(1.8%)	(0.8%)	+2.5%

In 2003, Michelin spent EUR 710 million in R&D, or 4.6% of net sales.

This level of investment is among the highest in the sector. According to the conclusions of a Tire Businesses survey published in September 2003, the industry average stood at 3.4% in 2002.

This significant and constant effort is a concrete illustration of the resources deployed by the Group in pursuit of its strategic orientations and ambition of " remaining the tire industry's most innovating company and of covering all fields of ground liaison and mobility-related services".

Research and development costs as a % of sales


4.2%
4.4%
4.5%
4.6%
2.9%
2.7%
2.7%
3.0%
2.9%
3.0%
Michelin
Goodyear
Bridgestone
2000
2001
2002
2003

Net interest income/expenses

(in millions of euros)	2003	2002
Interest income and expense	(212)	(209)
Exchange gains and losses	(2)	(50)
Amortization and net movements in allowances	(4)	(3)
Net change in provisions	(7)	2
Total	(225)	(260)

The net interest income/expenses for 2003 stand at EUR 225 million, against EUR 260 million in 2002. This improvement is chiefly due to the fact that 2002 net interest income/expenses had been affected by an important foreign exchange loss due to sharp devaluation of several South American currencies, notably that of the Argentine peso.

Non-recurring items

(in millions of euros)	2003	2002
Restructuring measures	(192)	(17)
Other non-recurring items	211	92
Non-recurring items, net	19	75

The EUR 19 million exceptional gain compared to a EUR 75 million in 2002 is the result of a combination of several items, including :

The following positive factors:

In 2003, Michelin carried out root and branch reform of its current fringe benefit commitment programs (retirement benefit and medical care coverage), in Japan and more importantly in the United States. The Group launched a series of reorganization measures aimed at improving its post-employment obligations in favour of employees. These measures translated into 282 million euros savings recognized in 2003 accounts. For details of these measures please refer to the heading "Post retirement and othe employee benefit obligations".

• EUR 192 million net reorganization costs, including EUR 134 million of provisions mostly in connection with measures announced in Spain in January.

Income tax

At EUR 261 million, the Group tax burden is down though the apparent average tax rate rises to 44% (against 38.4% in 2002). This rise stems from the fact that goodwill on theViborg acquisition is not tax deductible. Excluding this impact, the tax rate is down.

Consolidated net income and earnings per share

	12/31/2003	12/31/2002	Variation
Net income before minority interests (in millions of euros)	329	614	(46.5%)
Net income	318	581	(45.3%)
Net earnings per share (in euros)	2.23	4.28	
Net diluted earnings per share (in euros)	2.23	4.28	
Weighted average number of ordinary shares	142,589,878 (2)	134,580,803 (1)	
Weighted average number of ordinary shares after dilution	142,597,400	134,580,803	
Treasury stock recorded under short-term investments	155,392	1,263,202	
Shares cancelled during the year	0	0	

(1) After taking into account the impact of capital increases effective on June 28, 2002 as part of the Employee Shareholder plan (1,292,143 shares) and on November 20, 2002 as part of the squeeze out on CFM/CGEM in Switzerland.
(2) *After taking into account the impact of the capital increases carried out on July 4, 2003 as part of the second phase of the* Employee Shareholder plan (1,404,300 shares) and the squeeze out on CFM/CGEM (189,995 shares).

In line with Group estimates provided in connection with 1st year half earnings publication, Viborg goodwill amounted to EUR 306.5 million. This amount was fully amortized over the financial year, in keeping with constant Group policy developed further to in-depth reviews following acquisitions of non industrial businesses.
Net income therefore amounts to EUR 328.9 million, against 614.5 million in 2002.
Net income Group share stands at EUR 317.5 million. The reduction in minority interests results from the operations to buyout out minority shareholders in Poland (Stomil) and Spain and China completed in 2003.

Pensions and other post-retirement benefits

The notes to the consolidated statements at December 31, 2003, describe the nature of Group benefit obligations, their worth, valuation method, accounting treatment and annual cost. *Additional information about these commitments is provided below:*

Fully or partly funded plans

Such schemes, for the most part in connection with retirement benefit commitments (" pension funds"), are fully or partly funded under local regulation or through Michelin voluntary action. Minimum funding levels generally correspond to the revalued amount of future benefit obligations arising from previously accrued rights by virtue, in particular, of the " Accumulated Benefit Obligation " or ABO in the USA or the " Minimum Funding Requirement " in the United Kingdom. These obligations are revalued each year by independent actuaries.

The following table shows the value of plan assets at December 31, 2003 for each plan concerned, compared with the minimum funding requirement in each country:

Dec. 31, 2003	Plan assets (in euro m)	% of local regulations minimum funding requirement (*)	Expected return on plan assets 2003	Actual return on plan assets 2003	Average breakdown equities/ fixed income and other (**)
USA	1,697	94%	8.50%	13.9%	63%/37%
Canada	528	80%	8.00%	12.9%	66%/34%
UK	1,339	105%	6.75%	11.5%	62%/38%
Other	198	100%	5.56%	6.6%	9%/91%
Group total	3,762	96%	7.60%	12.5%	60%/40%

(*) ABO in the US, Minimum Funding Requirement in the UK, Solvency Basis in Canada ...
(**) average breakdown 2003

(***) For the United-States and Canada, return on assets were calculated on the basis of 12 month from evaluation date, ie at October 31, 2003. For comparison purposes, note that 12 months return at end December 2003 amounted respectively to 18 % in the United States and to 14.6 % in Canada.

NB : Group computation, provisory and unaudited

In 2003, following 3 bear years on the financial markets, the real retun on fund assets - at Group level - was 12.5% above expected return. The average annual return of fund assets calculated for the 1991-2003 period, therefore, remains high and above the average return determined at the start of each year and used to determine the pension costs for the year. (see table above).

Even where as local law gives Michelin some room for manœuvre in weighing on investment fund policy, Michelin refrains altogether from placing any Group shares in the managed funds.

Michelin makes regular contributions to the Pension funds. Contributions paid over the last three years, were as follows:

	In euro millions (at average exchange rates)		
Contribution	2003	2002	2001
	133.4	346.9	78.5

In 2003, Michelin made no exceptional contributions over and above its usual payments. Note that in 2002, two such exceptional payments were made, one in the United States, the other in Spain.

Unfunded obligations

At 31 December, 2003, the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations correspond to payments directly made by employers to employees on the vesting date. They correspond to supplementary pension benefit commitments under German and Italian plans and certain Spanish plans, as well as payment of retiree leave benefits in France and retiree healthcare costs in the US and Canada.

Benefits paid under these plans in the last three years were as follows:

	In euro millions (at average exchange rates)		
Payments	2003	2002	2001
	223.5	195.0	190.2

These payments over the last 3 years represent an average of 12.4% of Group consolidated cash flow, before such payments.

However, on account of Michelin's worldwide footprint and of the major importance of its benefit obligations to employees as well as of the soaring healthcare costs, the Group decided, in the Company's, its employees' and its shareholders' best long term interests, to introduce a retirement and benefit provision and healthcare system in keeping with its resources over time. This highly responsible approach will reflect careful integration of individual criteria of each employee concerned. In 2003, Michelin therefore, reviewed the systems in place (in particular retirement benefits and medical care) in the United States and Japan.

Their main characteristics are as follows:

In the United States

• In 2003, Michelin United States took a series of measures to reduce employment and post-employment obligations in favour of both active and existing retired personnel. The windfall gain of EUR 281.9 million recognized in 2003 stemes essentially from introduction and implementation of ceilings for all employees concerning future reimbursements - and a different allocation of medical costs between current retirees and Michelin.

• These reorganization measures will have a durable effect, extending beyond the gain recorded in 2003, first and foremost owing to termination of the healthcare reimbursement scheme for certain employees hired from January 2004, but also owing to the decision which was made to switch from a " defined benefits pension plan " to a " defined contribution pension plan ". Although a small protion only of savings made in 2003 stems from this change, it will have a significant positive long-term effect on controlling future Group obligations. All employees hired from January 2004 will take part in the " defined contribution pension plan ". Part of the active employees will have the option of switching to the new defined contribution plan.

• Note that the " Medicare Drug Plan " law adopted at end 2003 by the US Congress has not yet been followed by the relevant decrees for its implementation. The option for certain expenses to be borne by the federal government open from 2006 to US companies has therefore not been assessed at this stage by Michelin.

In Japan

• Michelin availed itself of the opportunity to transfer supplementary retirement system onto the Japanese State and amended its retirement leave compensation scheme. Such transfer, started in 2002, was completed in 2003.

Impact of periodic pension costs on operating income

Excluding non-recurring items, " benefit " costs are recognized under Group operating costs in " Payroll costs ". Please refer to analysis of the statement of income for a comment on these costs. Note 13.5.2. sets forth detailed information on this head.

	In millions of euros		
	2003	2002	2001
Operating income before periodic pension costs	1,510.9	1,565.8	1,397.3
Periodic pension costs	367.8	340.6	357.3
Published operating income	1,143.1	1,225.2	1,040.0

To understand better :
How is the expected return on plan assets calculated?

The assets held in external funds are invested in various financial instruments: domestic and foreign equities, bonds, money market securities, real estate (in some cases), etc. Asset allocation is determined by the funds' investment advisors based on discussions with the Michelin pension team. The allocation of assets depends on a series of variables: the age pyramid of eligible employees, the ratio of active to retired employees, forecast annual benefit payments, the long-term performance of the financial markets, etc.

The benchmark return is calculated for each asset category. This benchmark return naturally takes into account the long-term nature of the funds. The assets are management over a period of several decades, with the result that short-term market fluctuations are of limited importance. For example, the benchmark return on bonds is calculated on the basis of the 30-year government bond yield. The benchmark return on equities is determined by adding a risk premium to the bond yield. Returns vary according to the country and the fund - the expected return on European equities will be different from that on US equities.

The assets are managed by external managers selected by the funds' investment advisors. The managers are set performance targets in relation to expected benchmark returns. This gives the expected return on plan assets for each category of assets. The expected return by category of assets is weighted to obtain the total expected return on plan assets, net of all fees paid out by the funds to custodians, fund managers, actuaries, external auditors etc.

Comments on the consolidated balance sheet

The consolidated financial statements for financial year 2003 have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

(in millions of euros)	Dec. 31, 2003	at Dec. 31,2002 at Dec. 31,2003 rates	Dec. 31, 2002
Fixed assets	6,601	6,287	6,730
Current assets	9,565	8,964	9,581
Total assets	16,167	15,251	16,311
Shareholders' equity	4,327	4,203	4,329
Minority interests	82	156	173
Provisions for contingencies and charges	3,006	3,187	3,444
Debt and other liabilities	8,751	7,705	8,365
Total liabilities and stockholders' equity	16,167	15,251	16,311

The balance sheet was prepared on the basis of year end exchange rates. The strong rise of the euro against all currencies and especially the dollar generated a decline in several balance sheet items as compared with December 31, 2002, a decline which was partly mitigated by Group Viborg consolidation.

Property, plant and equipment and intangible assets

(in millions of euros)	Dec. 31, 2003	Dec. 31, 2002
Property, plant & equipment and intangible assets, net	5,827	5,908
o/w property, plant & equipment	5,663	5,772

Capital expenditure

Additions to property, plant and equipment and intangible assets totaled EUR 1.1 billion, in line with targets fixed. They are up 15.5% on 2002, or 1.1 point on 2002 at 7.3% of net sales. Investments in property, plant and equipment and intangible assets account for 6.6% of net sales, up 1.4 points on 2002.

The Group conducts an orchestrated, steady, investment policy to expand its international operations and increase its foothold in the tire industry's growth markets and segments and to enhance the efficiency of its industrial plant.

As part of this strategy, the key capital expenditure projects concerned:



- Further converting European Passenger car - light truck production lines to manufacture seats equal to, or higher than 17"
- Increase in production capacities at passenger car light truck and truck facilities especially in Eastern Europe (Poland, Romania and Russia), as well as Asia (China and Thailand) to cope with strong growth on these markets and demand for Group products ;
- Further specialization in industrial facilities in Europe, to increase efficiency.

" Michelin sustains investment at a level well above industry average "

Tangible and intangible investment as a percentage of sales


7.1%
8.0%
5.2%
6.6%
3.1%
2.2%
3.3%
6.8%
4.6%
4.4%
Michelin
Goodyear
Bridgestone
2000
2001
2002
2003

Financial Investment

In 2003, Michelin's net financial investment amounted to EUR 229 million, against 62 million in 2002.

During the 1st year half, the Group carried out a number of operations to buy out minority shareholders in certain subsidiaries. These operations mainly concerned the Polish Stomil-Olsztyn plant, now 100% controlled by the Group upon completion of the public tender offer launched earlier this year, and acquisition of a 15% stake held by the Shenyang (China) township, in the Michelin Shenyang joint venture.

Michelin bought on the market a 2.48% stake in Korean tire manufacturer Hankook Tire, as part of the distribution and manufacturing agreements concluded between the two companies in January. Finally, Michelin and TIGAR AD, the largest tire manufacturer of Yugoslavia, who have been industrial partners since 1974, have set up in end 2002 a joint venture which is 25% held by Michelin and which appears in Michelin 2003 financial reports.

Working capital

Following a EUR 660 million reduction between 2001 and 2002, Group working capital requirements were further reduced in 2003, by EUR 380 million,– 8.3%, or 1.3% excluding exchange rate.

The main variations compared to December 31, 2002 are summarised below:

Inventories

The drive to reduce inventories begun a few years ago continued in 2003. At EUR 2 769 million, net inventories were cut by a further 3.2% compared with December 31, 2002, notwithstanding the price hike in raw materials which pushed their value up.

(in millions of euros)	Dec. 31, 2003	Dec. 31, 2002	Currency effect	Movement
Inventories	2,769	2,860	(196)	105
Trade receivables	2,985	3,145	(192)	31
(Trade payables)	(1,553)	(1,425)	68	(196)
Operating working capital	4,201	4,581	(320)	(60)

Working capital requirements (BFR) = inventories and work in progress + Trade receivables – Trade payables.

Net inventories stand at 18% of net sales compared with 18.3 % a year ago.

Their value increase, excluding exchange rate, mainly reflects the increase in cost of raw materials purchased during the reporting period.

Inspite of return to normal variation in finished product inventories (inventory build up in the 1st year-half, destocking in the second), this item remains stable as a percentage of net sales, at 11.3%. But this conceals a reduction in volumes, although of a lesser extent than that achieved in 2002, a year marked by introduction of a sweeping inventory reduction policy. Impact in value terms was however mitigated by the strong rise in the raw material component of the value of finished product inventories.

The rise in the " raw materials, semi-finished products and other supplies " item excluding exchange rate, reflects the higher cost of raw materials and temporary build up of some of these inventories on account of the above-mentioned price rises.

(In millions of euros) Net inventories	Dec. 31, 2003	Dec. 31, 2002	Variation	o/w currency effect	o/w movement for the year
Raw materials, semi-finished products and other supplies	1,034	1,081	(47)	(73)	26
Finished products	1,735	1,780	(45)	(123)	79
Net inventories	2,769	2,860	(91)	(196)	105

Michelin of course intends to achieve further improvements in inventory management and control.


net inventories as a % of net sales
source: published accounts
23%
21%
18,3%
18,0%
20%
17%
17%
18%
16%
14%
Michelin
Goodyear
Bridgestone
2000
2001
2002
2003

Trade receivables

At EUR 3 billion, trade receivables are down by close to EUR 160 million on December 31, 2002. As a percentage of net sales, the item is down 0.7 point, from 20.1% to 19.4%. At constant exchange rates, the drop amounts to close to 1.2 point as a percentage of net sales.

As part of its routine financing operations, Michelin has implemented a European receivables securitization program in an amount of EUR 850 million at December 31, 2003. These securitisations are fully consolidated, and since January 1, 2000, they are included in the " trade receivables " line of the balance sheet under assets and in the " financial debt " line under liabilities. Non-Group finance generated by this program amounts to EUR 789 million.

Shareholders' equity

At EUR 4 409 million, shareholders equity is down 2.1% on December 31, 2002 or down 1.1%, excluding exchange rate.

During the 1st year-half, Michelin Group carried out a number of operations to buy out minority shareholders in certain subsidiaries. The corresponding acquisitions amount to EUR 111 million, a significant part of which relates to the take-over bid which took place in Poland.

The second phase in the Employee Shareholder Plan approved at the May 2001 Annual Shareholders Meeting was implemented in April 2003. The corresponding increase in capital, that is to say 1, 404, 300 shares, took place on June 30, 2003. These shares were issued at a price of 23 euros. The issue had the effect of increasing consolidated shareholders equity by 21 million euros.

Changes in shareholders equity and minority interests (in EUR million)

	Common stock	Paid-in capital in excess of par	Retained earnings	Cumul. Translation adjust.	Net income	Stock-holders' equity	Minority interests	Total
At December 31, 2001	269	1,609	2,416	(594)	296	3,996	330	4,326
Issuance of shares	12	158				170	-	170
Employee stock ownership plan	3	39	(14)			27	-	27
Dividends paid					(139)	(139)	(29)	(168)
Appropriation of undistributed income			157	(0)	(157)	-	-	-
2002 net income					581	581	34	614
Translation adjustment and other			(21)	(286)		(307)	(161)	(468)
At December 31, 2002	284	1,807	2,538	(881)	581	4,329	173	4,502
Issuance of shares	0	5				5		5
Employee stock ownership plan	3	28	(10)			21		21
Dividends paid					(170)	(170)	(11)	(180)
Appropriation of undistributed income			399	12	(411)			
2003 net income					318	318	11	329
Translation adjustment and other			(12)	(163)		(175)	(93)	(267)
At December 31, 2003	287	1,840	2,915	(1,032)	318	4,327	82	4,409

Long and short term debt

At EUR 3,440 million Group's net debt at December 31, 2003 was reduced for the third year running. It has been reduced by EUR 378 million against December 31, 2002. This reduction is essentially caused by a positive impact of EUR 453 million linked to exchange rate variations and a rise of EUR 157 million linked to changes in scope of consolidation. Excluding exchange rate and scope effects, net debt is therefore down EUR 82 million.

Aggregate debt therefore stood at EUR 3,440 million at December 31, 2003. The average cost of debt at 5.8% in 2003 was down on 2002 (6.2%).

The Group further improved its financial structure through issue, in November, of a EUR 500 million last ranking, 30-year subordinated issue at a 6.375% fixed rate, redeemable at Michelin's option quarterly from year 10. The coupon will be calculated, from December 3, 2013, on the basis of 3-month Euribor plus 2.95%.

Availing itself of the opportunities offered by the Law on Financial Safety adopted in August 2003, Compagnie Générale des Etablissements Michelin (CGEM) was the first French industrial company to make, on 3 December, a last ranking subordinate note issue redeemable in cash (TSDR). Both the principal and interest on these notes constitute last ranking debt, which is direct, unconditional, free of any Michelin pledges. They will therefore rank for reimbursement alongside the other last-ranking debt obligations of CGEM, that is to say after repayment of any equity-type loan or note that could be granted or issued by CGEM. The TSDR provide for a differred payment of coupons option in the absence of dividend distribution or pre-payments on Compagnie Générale des Etablissements Michelin dividends.

This operation enabled Michelin to strenghten its economic capital through refinancing of senior debt by junior debt, optimized the weighted average cost of its capital, extended the average maturity of its debt and increased its financial flexibility. This issue was highly successful among French and European bond investors and the quality of the Group's credit rating among the financial community is reflected in the narrowing of spread since issue.

The proceeds from this issue, the issuing conditions of which reflect the upbeat view of markets on Michelin's fundamentals and its creditworthiness among the community of investors, will be used to make timely or anticipated reimbursement of senior debt.

At December 31, 2003, net Group financial debt breaks down as follows by maturity:

	Total	< 1 year	1 to 5 years	> 5 years
At December 31, 2002	100.0%	20.1%	38.0%	41.9%
At December 31, 2003	100.0%	5.8%	64.1%	30.1%

As a matter of policy, the Group does not include in the " more than 1 year debt " category any contract providing for a ratio or " material adverse change " clause with respect to its own financial situation or " rating " as that could affect its ability to mobilize loans or affect their term. At December 31, 2003, there were no such clauses in Group borrowings, of any nature whatsoever.

Michelin has always taken care, as a matter of prudence and protection of its financial flexibility, to avoid any such clauses, even where this could increase its debt burden.

At December 31, 2003 Michelin's net fixed rate financial debt amounted to 61% (versus 52% at December 31, 2002) and 39% floating rate. Close to 49% of debt is euro denominated or denominated in European currencies (against 44% at December 31, 2002), and

34% in US dollars (compared with 42.5% at end 2002).

Long term confirmed undrawn credit lines at more than 1 year include a USD 905 million credit line which can be used by the Group through June 2005 to obtain a subordinated loan due 2012.

Long and short-term debt includes $170 million in contingent capital obtained from a syndicate of insurers with a similar maturity but contingent on GDP growth in the US and the European Union standing at a certain level.

Unlike at December 31, 2002, this condition obtained at December 31, 2003 and the line was activated.

Aggregate long and short-term debt, net of long-term undrawn, confirmed lines of credit, breaks down as follows by maturity:


Total debt > 1 year = 3,240 M€
Total undrawn credit lines > 1 year = 2,854 M€
1,500
1,000
500
0
2005
2006
2007
2008
2009
2010
2011
2012
2013-2033
Undrawn credit line > 1 year
Financial debt > 1 year

Summarized statement of cash flows

Uses of funds		Sources of funds	
Net capital expenditure	1,246	Cash flow	1,407
Dividends paid	180	Increase in stockholders' equity	21
Decrease in debt	(514)		
Increase in cash and cash equivalents	606	Decrease in working capital	90
	1,519		1,519

Change in net debt	
Overall increase in cash and cash equivalents	(565)
Currency effect	(42)
Effect of changes in Group structure	0
Increase in cash and cash equivalents	(606)
Decrease in debt	514
Change in accrued interest payable and other	0
Decrease in net debt (at constant exchange rates and at comparable Group structure)	(92)

MICHELIN

Net debt-to-equity ratio

The Group's net debt-to-equity ratio continues the downward trend begun in 2001, down to 0.78 from its 2002 0.85 level.

The Group also monitors its Ebitda/Net debt ratio, which provides it with a dynamic view of its debt. At December 31, 2003, this ratio stood at 57.9%.

	Dec. 31, 2003	Dec. 31, 2002
Net debt (in euros millions)	3,440	3,818
Stockholders' equity (in euros millions)	4,409	4,502
Net debt-to-equity ratio	0.78	0.85
Ebitda (*) / Net debt ratio	57.9%	51.8%

(*) including provision reversals

Cash flow and free cash flow[13]

The EUR 320 million drop on 2002 stems from quasi stability of inventories in value terms on 2002, increase in tangible and intangible property investment, and more importantly, increased financial investment at EUR 229 million.

(in millions of euros)	2003	2002
Cash flow	1,407	1,225
Change in operating working capital	135	309
Net cash used by investing activities	(1,243)	(897)
Free cash flow	299	637

13 " free cash flow " = cashflow - working capital requirement - net investments

At 9.2% of net sales (versus 7.8% at December 31, 2002), Group cash flow is significantly above the industry average.

While remaining positive, free cash flow is down on 2002 as a result of:

- Lower contribution of the operating working capital.

Indeed, 2002 had been marked by a significant reduction in Group inventories. Although down in tons in 2003, inventories remained flat in value owing to higher raw material costs (both as raw material inventory and as a component of finished and semi-finished products)

- Step up in the investment program.


Free cash flow (in M€)
Inventories / net sales
20.9%
18.3%
18.0%
308
637
299
2001
2002
2003

Free Cash flow in EUR million

NB : 2001 free cash flow includes non-recurring capital gains from proceeds of the sale of PSA shares.

Preparation to switch to IFRS accounting standards

The European Union, along with 91 countries worldwide, chose to adopt the International Accounting Standard Board (IASB) standards.

In relation to accounts opened on January 1, 2005, companies listed in a regulated market of a Member State will have to present their consolidated financial statements in accordance with IFRS (International Financial Reporting Standards) standards. Pro forma consolidated accounts for fiscal year 2004 will be presented simultaneously with the 2005 financial statements in order to allow for comparisons.

CGEM, which is the Group's flagship company, will have to comply with this obligation.

In keeping with CESR* and AMF** recommendations, and in addition to information already provided in the Annual Report 2002, we would like to inform you:

*CESR : Comité Européen des régulateurs des marchés de valeurs mobilières
**AMF : Autorité des Marchés Financiers

of the main provisions taken to ensure successful transition and progress so far,

of the nature of the main differences so far identified between the current accounting principles and those that will be introduced in 2005.

Aware of the challenge in making a complete switch to a new set of accounting references, Michelin set up a dedicated task force in the first half 2002 to review the standards likely to impact the Group, including their consequences both in terms of organization, IT systems, training and financial statements.

On the basis of current standards and assessments todate, the main area of potential impact, and difference identified with French norms currently applied by the Group concerns the IFRS 1 standard;

This "first time implementation" standard offers a "fresh start" option as far as employee benefits are concerned (IFRS 19). Michelin will have the option either to continue and amortize the unrecognized actuarial differences as of December 31, 2003, over the residual life time of the beneficiary holders or to implement a 'fresh start', i.e. to offset them against the Group's shareholders' equity on January 1, 2004. The latter is what the Group had elected to do when it implemented the French accounting principles in that respect in January 2000.

Although Michelin has not yet made any decision, should it elect to do a "fresh start", it estimates the impact on the opening IFRS shareholders' equity would be 1.2 billion euros (non recognized actuarial loss, net of any differed taxes). Simultaneously, the Group's personnel costs would be reduced by the amount corresponding to the annual depreciation of the unrecognized difference or 75 million euros.

IFRS 36: loss of asset value (annual impairment tests) is in the process of being reworked, it is therefore difficult for the Group to anticipate the impact of this standard on its accounts.

On the basis of analyses todate, it seems that other standards should have little impact if any on Group accounts.

Economic performance target

Since 1993, Michelin sets itself a yearly economic performance target hinging on value creation.

This measures whether the ratio of earnings to capital invested (" Actual Raroc ") is commensurate with funds allocated, both shareholders' funds and borrowed funds (Objective rate). Where the Actual Raroc is higher than Objective rate, the Group knows that it has created value.

To this effect, the Group relies on the " Free Cash Flow to Economic Capital " ratio. Michelin allocates a portion of Economic Capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets after depreciation and amortization.

The average target proportions are as follows :

	Economic Capital	Standard financial debt
Goodwill intangible assets	100%	0%
Tangible assets and financial investments	50%	50%
Working capital requirements (inventories, trade receivables, etc...)	25%	75%

(*) including straightforward lease contracts listed under off-balance sheet commitments

In this approach, the Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2003 was 15.7%.

This approach enables the Group to systematically take into account shareholder expectations through economic capital allocation techniques as a basis for operating decisions - concerning for example capital expenditure, customer credit limits and the outsourcing of certain activities. This, however, is only one of the tools it uses to assess investment.

To measure value creation, the Group compares the cost of standard financial ressources (debt + Economic capital) allocated to assets or " Target Raroc " to net earnings after tax plus interest cost compared to invested capital or " Actual Raroc ". The difference between the two is the measure of Michelin's economic target.

This approach is used successively for each Group entity, based on the assets entrusted to its care.

For 2003, the calculation is as follows :

Amount of economic capital: EUR 4,250.1million

Capital employed (calculation performed separately for each country)	2003 amounts	Economic capital	Allocated debt
Goodwill and other intangible assets	454.8	454.8	0.0
Property, plant and equipment and investments	6,841.7	3,420.9	3,420.9
Working capital (inventories, trade receivables)	1,497.9	374.5	1,123.4
Total	8,794.4	4,250.1	4,544.3

Invested Capital = (1) + (2) = 4,249.1 + 4,543.3 = 8,792.4 EUR million

Average internal weighted cost of economic capital = 15.7%

Weighted average cost of debt = 4.3%

Determination of the Target Raroc:

(Economic capital x weighted average cost of economic capital)
+ (Standard interest charge x weighted average cost of debt)

Capital invested

Or (4,249.1,X x 15.7%) + 4,543.3 x 4.3%) / 8,792.4 = 9.8%

Actual Raroc Calculation:

Net income after tax + interest charge /

Capital invested

Or : (328.9 + 244.4) / 8,792.4 = 6.5%

Actual Raroc for 2003 is 3.3 short of the Target Raroc

Based on the above method, Michelin results over the last 5 years are as follows:

	2003	2002	2001	2000	1999
Economic capital	4,250.1	4,495.2	4,592.0	4,429.9	4,053.2
Weighted average cost of economic capital	15.7%	15.4%	16.0%	16.3%	17.0%
Allocated debt	4,544.3	4,974.5	5,225.7	5,183.1	4,675.5
Weighted average cost of debt	4.3%	4.8%	6.1%	7.2%	6.1%
Capital employed	8,794.4	9,469.7	9,817.7	9,613.0	8,728.7
Target RAROC	9.8%	9.8%	10.7%	11.4%	11.2%
Net Income	328.9	614.5	313.9	438.4	182.5
Interest expense	244.4	283.4	350.7	358.2	281.5
Actual RAROC	6.5%	9.5%	6.8%	8.3%	5.3%

In as much as the rate of return on economic capital selected by the Group could appear somewhat arbitrary to some investors, the following table shows- for information purposes - results of the Target Raroc for 2003 with a 12, 13 and 14% rate, based on the weighted average cost of economic capital (euro base) of 15%.

Weighted average cost of economic capital	15%	14%	13%	12%
2003 Target RAROC	9.82%	9.33%	8.85%	8.37%

Ten-year key figures and ratios

(In EUR millions)	2003	2002	2001	2000	1999 proforma
Sales	15,370	15,645	15,775	15,396	13,763
% change	(1.8%)	(0.8%)	2.5%	11.9%	10.2%
Average number of employees	127,210	126,285	127,467	128,122	130,434
Payroll costs	4,997	5,152	5,242	5,137	4,756
% of sales	32.5%	32.9%	33.2%	33.4%	34.6%
EBITDA (1)	1,992	1,978	2,091	2,170	2,127
Operating income	1,143	1,225	1,040	1,162	1,207
Opetating margin (2)	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(225)	(260)	(321)	(314)	(238)
Non-recurring items, net	19	75	(29)	(76)	(353)
Including restructuring costs	(192)	(17)	(340)	(67)	(388)
Income before tax	590	997	644	729	538
Income tax rate	(261)	(382)	(330)	(290)	(213)
Effective tax rate	44.3%	38.3%	51.2%	39.9%	39.7%
Net income including minority interests	329	614	314	438	325
Net margin	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends (3)	131	113	105	93	87
Net cash provided by operating activities (4)	1,542	1,534	1,263	1,017	1,014
Cash flow (5)	1,407	1,225	1,323	1,416	1,547
% of sales	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure (6)	1,118	967	1,150	1,201	1,252
% of sales	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals	1,017	809	1,089	1,091	1,003
Acquisitions of investments, net of disposals	229	62	(184)	166	255
Research and development costs	710	704	702	645	589
% of sales	4.6%	4.5%	4 .4%	4.2%	4.3%
Net debt (7)	NA	NA	NA	NA	NA
Average borrowing costs	5.8%	6.2%	6.1%	6.5%	9.4%
Shareholders'equity including minority interests (8)	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	NA	NA	NA	NA	NA
Net debt + securizations (9)	3,440	3,818	4,881	4,926	4,329
Debt-to-equity ratio including securization	78%	85%	113%	119%	113%
EBITDA / Net debt	57.9%	51.8%	41%	43%	47,2%
Net cash provided by operating activities/Net debt	44.8%	40.2%	30.6%	20.7%	23.4%
Interest expense (10)	219	273	311	324	419
Interest cover (Operating income/interest expense)	5.2	4.5	3.3	3.6	2.9
Free cash flow (11)	299	637	309	(241)	(300)
ROE (12)	7.3%	13.4%	7.4%	10.4%	8%
Target Economic Profit (13)	9.8%	9.8%	10.1%	11.4%	11.2%
Actual Economic Profit (14)	6.5%	9.5%	6.8%	8.3%	5.3%
Per share data					
Net assets per share (15)	30.2	30.5	29.7	28.5	26.2
Basic earnings per share, as published (16)	2.22	4.28	2.20	2.96	2.10
Diluted earnings per share, as published (17)	2.22	4.28	2.20	2.96	2.10
P/E (18)	16	8	17	13	19
Net dividend per share	ND	0.93**	0.85	0.80	0.71
Pay-out rate (19)	ND	21.73%**	38.6%	27.0%	34.2%
Net dividend yield (20)	ND	2.83%**	2.3%	2.3%	1.7%
Capital turnover rate (21)	142.7%	142.7%	108.3%	96.6%	104.7%

1999*	1998*	1997*	1996*	1995*	1994*
13,763	12,486	12,149	10,861	10,078	10,248
10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%
130,434	127,241	123,254	119,780	114,397	117,776
4,684	4,359	4,110	3,786	3,698	3,870
34.0%	34.9%	33.8%	34.9%	36.7%	37.8%
2,138	1,875	1,869	1,742	1,474	1,365
1,233	1,073	1,094	1,060	869	725
9.0%	8.6%	9.0%	9.8%	8.6%	7.1%
(245)	(220)	(229)	(214)	(261)	(276)
(353)	46	20	(129)	11	(83)
(66)	(100)	(119)	(67)	(76)	(161)
557	881	866	681	601	351
(374)	(308)	(239)	(207)	(150)	(143)
67.2%	34.9%	27.6%	30.3%	24.9%	40.8%
182	574	627	474	451	208
1.3%	4.6%	5.2%	4.4%	4.5%	2.0%
87	137	112	80	57	0,6
1,034	1,079	1,380	1,032	ND	ND
1,548	1,246	1,284	1,274	664	684
11.2%	10%	10.6%	11.7%	6.6%	6.7%
1,252	1,174	996	800	567	397
9.1%	9.4%	8.2%	7.4%	5.6%	3.9%
1,090	1,030	816	484	455	216
ND	ND	ND	ND	ND	ND
NC	NC	NC	NC	NC	NC
NA	NA	NA	NA	NA	NA
3,798	2,752	2,564	3,480	3,994	4,311
9.4%	12.7%	13.6%	10.9%	10.1%	11.5%
4,294	4,208	3,955	2,656	1,974	1,439
88%	65%	65%	131%	202%	300%
4,474	3,274	3,121	3,800	4,256	4,555
104%	78%	79%	143%	216%	317%
47.8%	57.2%	59.9%	45.8%	34.6%	30%
23.1%	32.9%	44.2%	27.2%	NA	NA
419	416	425	415	430	525
2.9	2.6	2.6	2.6	2.0	1.4
(413)	(90)	465	510	74	383
3.9%	13.7%	16.2%	18%	23.6%	14.8%
11,2%	11,7%	11,9%	ND	ND	ND
5,3%	10,5%	12,1%	ND	ND	ND
29.5	28.3	26.8	20.3	15.6	12.3
ND	ND	ND	ND	ND	ND
ND	ND	ND	ND	ND	ND
NA	NA	NA	NA	NA	NA
0.71	0.64	0.58	0.50	0.42	0.34
62.6%	16.4%	12.6%	13.4%	11%	18.8%
1.7%	1.4%	1.1%	1.4%	1.3%	1%
104.7%	102.3%	106.1%	86.2%	74.1%	87.4%

1. EBITDA: earnings before interest, tax, depreciation and amortization
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions and deferred taxes -/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, 167 million).
7. Net debt: long and short-term debt - cash and cash equivalents
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year
11. Free cash flow: cash flow - change in working capital - net capital expenditure
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above)
15. Net assets per share: net assets/ number of shares outstanding at December 31
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares - shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.A.: not applicable

N.AV.: not available

N.D.: not disclosed

* Former accounting standards

** Based on recommended dividende

Stock market data

The Michelin share

The Michelin share

- Premier Marché de Paris Euronext - Service à Règlement Différé
- ISIN Code ISIN: FR 0000121261
- Indices : CAC 40 – Euronext 100
- Ethical Indices: DJSW STOXX, Aspi Eurozone
- Par value: 2 euros
- Transaction unit: 1
- Average daily traded volume: 797,844
- Market capitalization at 12/31/2003 : EUR 5.22 billion
- 228,000 shareholders including 70,000 employee shareholders

Net earnings per share published

2003	2002	2001	2000	1999*
2.23	4.28	2.20	2.96	2.10

*Proforma

Diluted net earnings per share

2003	2002	2001	2000	1999*
2.23	4.28	2.20	2.96	2.10

*Proforma

Net dividend per share

2003(a)	2002	2001	2000	1999*
	0.93	0.85	0.80	0.71

*Proforma

(a) Dividend proposed to the shareholders meeting of May 14, 2004


160
140
120
100
80
60
40
20
0
Michelin
68
42
Bridgestone
Goodyear
12
déc. 98
déc. 99
déc. 00
déc. 01
déc. 02
déc. 04

Changes in the Michelin share price from 1998 to December 2003 compared to the Goodyear and Bridgestone shares
Monthly trading volume

index 100 base = June, 1998

Stock market data

The share (EUR)	2003	2002	2001	2000	1999
Year-end price	36.38	32.86	37.05	38.55	39.00
Share price changes of the year	+ 10.7%	(11.3%)	(3.9%)	(1.2%)	+ 14.5%
High	38.11	45.05	43.50	41.90	49.49
Low	25.02	24.50	23.84	30.10	30.30
Market capitalization at 12/31 in EUR billion	5.22	4.66	4.99	5.19	5.25
Number of share	143,387,025	141,792,730	134,715,873	134,715,873	134,715,873
Average daily number of shares traded	797,844	760,143	578,980	514,485	561,436

Breakdown of capital and voting rights at 12/31/2003



Indivudual shareholders 19,5%
Personnel 2,2%
Treasury stock 0,1%
French institutions 37,2%
Franklin Templeton 6,7%
Other foreign institution 34,4%

Michelin shareholder ownership structure as of December 31, 2003



Indivudual shareholders 26,2%
Personnel 1,9%
French institutions 32,8%
Franklin Templeton 5,5%
Other foreign institution 33,7%

Breakdown of Michelin voting rights as of December 31, 2003

* Shares held for more than four years by European Union Member States, enjoy a double voting right.

Michelin and its shareholders

The Michelin Share in 2003

In spite of healthy fundamentals, the Michelin share experienced volatility under the influence of external events including currency fluctuations and raw material price increases. Against this difficult background, the Michelin share continued on its upward trend begun 3 years ago, with a 10.7 % rebound in the year, with extreme variations of some 52 %.

Successful completion of the Employee Shareholder Plan

The second phase of the Employee Shareholder Plan, started in April 2003, concerned 69 countries, including Phase One countries. In all, 69 % of the Group's eligible 113 000 employees acquired a shareholding in the Group, in spite of a difficult geopolitical and market environment. This uptake rate is one of the highest in industry.

Stable dividend

The Managing Partners will recommend a EUR 0.93 net dividend per share, before tax credit , at the Meeting to be held on May 14. Maintaining this dividend at the same level as last year, in spite of lower net earnings, reflects, in an uncertain environment, Group confidence in further improvement of its performance. The dividend will be paid on May 18, 2004, 2 working days after the Meeting.

A wide variety of information resources

Michelin makes constant efforts to establish relationships based on trust with its shareholders. All CGEM shares are registered shares, allowing the Company to communicate directly with each shareholder. Several weeks prior to the Ordinary Shareholders' Meeting, each shareholder receives a complete annual report. During the year, shareholders also receive a Letter to Shareholders (published three times a year), and a detailed report on the interim accounts. The Group also publishes a Fact-book* providing exhaustive information on the tire sector and on Michelin.

Shareholders can access all these documents on the Group's web site, www.michelin.com, which was revamped in 2004, along with the press releases and presentations made to institutional investors.

Michelin set up a Shareholders' Advisory Committee in 2003 to enhance communication with private shareholders. The Committee, which has twelve members, two of whom are employee shareholders, met 4 times in the course of the year.

For the 6th year running, Michelin took part in the Actionaria Event in Paris and held two meetings, at Brussels in January and Lyons in October, respectively to meet private shareholders. In addition, some 135 meetings and one-to-one encounters in 15 countries were organized during the year to foster direct relations with some 580 analysts and institutional investors.

As a concrete proof of the interest shareholders have for Group affairs and managment, all of Michelin's Shareholders' Meetings were held upon first notice since the Company has been listed in the Paris Bourse.

* Updated at end February 2004, available at www.michelin.com or in CD-Rom form upon request from our Individual Shareholder Relations Department.

Corporate Structure

For over 140 years, Michelin has operated as a specific legal entity called a Partnership by shares (Société en Commandite par actions).

This corporate structure fully meets the requirements of corporate governance for it promotes long-term strategies on the part of a stable base of highly commited managers supervised by an independent Supervisory Board

Corporate Governance


Active partners
Edouard Michelin
René Zingraff
SAGES
Appoint, subject to approval of Active partners
Sleeping partners
(Shareholders)
Report on their management to the General Meeting of Shareholders
Appoint and dismiss
Approve proposals of resolutions to Extraordinary General Meeting of Shareholders
Managing Partners
Edouard Michelin
René Zingraff
Ongoing supervision of management
Supervisory board
Auditors
Management body
Supervisory body

The partnership between the shareholders, Michelin and its management is built into the Partnership by Shares.

Michelin views as legitimate the wish of shareholders to reap a just level of reward and valorization of their assets.

Michelin fosters open and clear communication with shareholders and members of the financial community. This loyalty obligation with respect to shareholders implies an unambiguous stance in case of conflict of interest.

In the decisions it takes, Michelin takes into account its duty to be responsible vis-à-vis those that place their trust in the Company by contributing to financing its growth.

"Corporate governance" includes all the rules that define the role of each corporate body, that is, for CGEM, the roles of its Managing Partners, of its General Partners, of the Supervisory Board and of the Annual Shareholders Meeting.

In Michelin Group, the quality of corporate governance contributes in an important way to achieving three goals: achieving economic performance without taking undue and uncontrolled risk, loyalty vis-à-vis all partners to the Company, manager responsibility regarding the consequences of their actions.

Corporate governance rests on four principles: clear separation of management and supervisory functions, management responsibility in the long term, direct and close relationship with shareholders and exhaustive information.

General Partners
Edouard Michelin
René Zingraff

Managing Partners
Edouard Michelin
René Zingraff
Société Auxiliaire de Gestion S.A.G.E.S.

Supervisory Board
Eric Bourdais de Charbonnière
Chairman
Member of the Board of Thomson
Member of the board Oddo & Cie
Supervisory Board

François Grappotte
Chairman of Legrand
Member of the Board of BNP Paribas
Member of the Board of Valeo

Pierre Michelin
Division Manager, Groupe Bull

Benoît Potier
Chairman of the Management Board, Air Liquide SA
Member of the Board of Danone

Grégoire Puiseux
Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin
Financial Controller of Compagnie Financière Michelin

Edouard de Royère
Honorary Chairman and Member of the Board, Air Liquide SA
Member of the Board, Sodexho Alliance

Group Executive Council
Michel Caron
Quality and Organization, Travel Publications, ViaMichelin

Thierry Coudurier
Truck, Euromaster, TCI, Africa/Middle East

Hervé Coyco
Passenger Car and Light Truck

Jean-Marc François
Asia

Jim Micali
North America

Didier Miraton
Technology Center

Jean Moreau
Personnel

Michel Rollier
Finance

Christian Tschann
Europe

Bernard Vasdeboncoeur
Specialities Product Line Division
Agricultural, Aircraft, Two-Wheel, Earthmover, Wheels, Components, South America

Financial agenda

2003 Annual General Meeting of Shareholders	May 14, 2004
Expected date of dividend distribution	May 18, 2004
Net sales at March 31, 2004	April 26, 2004
First half 2004 results	July 30, 2004
Net sales at September 30, 2004	October 25, 2004
2004 net sales	February 2005
2004 annual results	February 2005

2003 and early 2004 highlights

(Press releases, accessible on the Web at www.michelin.com were issued for all the following highlights)

International Development: Acquisitions / Partnerships

Success of takeover bid on Stomil-Olzstyn shares

Following the offering period, from April 15, to April 30, 2003, 28.74% of the equity of Stomil-Olzstyn were purchased. With the shares already held prior to this offer, Compagnie Générale des Etablissements Michelin (CGEM) now controls 98.99% of Stomil-Olzstyn's capital and voting rights via its subsidiary Compagnie Financière Michelin, and launched a tender offer for the issue of shares, which was completed by July 11, 2003.

The total cost of the shares acquired by the Group amounts to approximately EUR 84.8 million. This operation is part of the process to optimize and streamline Group structures begun in October 2002 with the Exchange Tender Offer launched on Compagnie Financière shares.

Michelin / Hankook Partnership

On January 28, 2003, Hankook and Michelin concluded a partnership agreement to leverage synergies and strengthen their respective positions in the tire market. The deal concerns manufacturing, with Hankook beginning in September 2004 to manufacture Michelin-branded passenger car tires (excluding the Michelin brand). In the area of procurement, the agreement will lead to joint product, service and equipment purchases, and to enhanced cooperation in the RubberNetwork.com online web site set up by 9 tire makers. Finally, in the field of distribution, Hankook and Michelin have agreed to enter into commercial cooperation in a number of areas in their respective markets.

Completion of the Viborg acquisition by Euromaster

Pursuant to the preliminary agreement executed on December 18, 2002 between Euromaster, a Michelin subsidiary, and Viborg, Euromaster's acquisition of Viborg's European tire distribution activities was signed on March 31, 2003. This transaction, which received the approval of the European competition regulators, will strengthen Michelin Group's foothold in Northern Europe's distribution and services markets, especially in Germany.



The first tire rolls out of Michelin's new factory in Russia

On July 22, 2003, the first passenger car tire came out of the curing presses of the new Michelin factory in Davydovo, near Moscow. It is planned that this plant will produce a yearly average of a little over 2 million tires per year by 2005. This move will enable Michelin to strengthen its foothold in Russia, which accounts for close to 10% of the European passenger car tire replacement market (or some 20 million tires) and should double by 2010.

Set up of the EnTire Solutions LLC JV

In October 2003, on the occasion of the Tokyo Motorcycle show, Michelin and TRW Automotive announced the creation of a JV specialized in the development of direct pressure monitoring systems (TPMS) for the world passenger car and light truck markets. EnTire Solutions, LLC, which will be held 50% by each partner, is based in the United-States. With Michelin's expertise in tires, wheels and suspension systems and TRW's know-how in integrated safety systems, including radio-communication and electronics, the joint venture is the fruit of successful collaboration over the last 3 years between both groups.

Several original equipment manufacturers including Hyundai and Kia have already selected EnTire Solutions, and General Motor opted for its sensors for a range of SUVs. As recently as January 7, 2004 contracts were signed with Honda and Fiat to equip the latest de luxe Acura MDX 4x4, and certain upcoming Fiat vehicles for the European market.

Partnership agreement between Michelin and Apollo Tyres Ltd

On November 17, 2003, Michelin and Apollo Tyres Ltd concluded a partnership agreement for the Indian market. Both partners are setting up a new joint venture company called Michelin Apollo Tyre Ltd to manufacture and market Truck and bus radial tires, in India and to distribute other types of tires.

Fifty one percent held by Michelin and forty nine percent by Apollo Tyres Ltd, the new company will leverage Michelin's technological and marketing know-how as well as Apollo Tyres Ltd's Indian market knowledge and distribution network. The two partners plan to invest US$ 70 million over the next four years on the construction of a plant. Moreover, as part of broader cooperation between the two manufacturers, Michelin will acquire a 14.9% stake in Apollo Tyres Ltd.



The timing of the new company Michelin Apollo Tyre Ltd corresponds to the birth of truck radial tire markets in India, that goes hand in hand with ongoing road improvements and highway building projects.

IT Infrastructure services: partnership with IBM

In order to keep abreast of its fast-changing business needs and to cope with the growing complexity of IT operations, Michelin appointed IBM to run its IT infrastructure services for Europe and North America.

In this connection, a framework partnership agreement was signed between Michelin and IBM on December 8, 2003, supplemented by two local agreements for France and the United States, respectively. The other European countries concerned (Austria, Hungary, Benelux, Germany, United Kingdom, Sweden, Poland, Spain, Italy, Switzerland) will conclude their respective implementation agreements currently negotiated with IBM.

Travel Assistance

Michelin's mission is to contribute to the progress of mobilility of goods and people, by promoting freedom of movement and travel enjoyment and enhancing safety and efficiency.

PAX System is the most comprehensive solution to meet such expectations. Indeed, PAX System is the only rolling system to offer simultaneously enhanced performance, driving comfort (handling, passenger comfort and rolling resistance), enhanced safety (as the tire cannot be unseated), extended mobility as it allows to run flat, thus eliminating the need for a spare tire and environment protection.

On May 15, 2003, Michelin was presented with the Gold Medal in the Siemens Innovation Awards for PAX System. The jury was made up of scientists, experts, researchers, managers and personalities. Every year the Siemens Prize for Innovation rewards companies established in France for their efforts devoted to research and improving people's daily lives. PAX System is now recognized as a major innovation for the future and is poised to become the new standard in the tire industry. One of the system's key benefits is its substantial improvements in performance as compared to traditional tires while also allowing motorists to keep driving for 200km at 80km/h after a puncture.

PAX System has furthermore strengthened its presence by equipping all vehicle segments:

. at the latest International Detroit Motorshow (in January 2004) Michelin announced that PAX System had been selected by Honda and Nissan to equip two new cars which will be available in 2004. The PAX System tires will be manufactured by Michelin in its Columbia (South Carolina) facilities.

These fitments for Honda and Nissan vehicles aimed at the North American market are the latest to be added by Michelin as adoption of the PAX System by automakers around the world continues to grow. They mark the first move by Japanese original equipment manufacturers to integrate PAX System and concern vehicles exclusively targeted at the North American market - which is also a first.

. in Europe, PAX System is increasingly present. Since its launch in 1998, Michelin PAX System equipped many vehicles both as a standard feature and as an option:

. Compact SUVs: Renault Scénic I (2001) and Scénic II (2004)

. Large saloons: Quattro Audi A6 (2003)

. Top of the range sporting sedans: Audi A8 (2002)

. Supersport vehicles: Edonis (2001); Bugatti16/4 Veyron (2003).

. Exclusive vehicles: Rolls Royce Phantom (2003)



. Armoured vehicles: Mercedes Class S (1999), BMW Series 7, Lancia Thesis (2003).
Michelin PAX System lies at the heart of Michelin Group's innovation efforts. It combines performance, continued mobility, environment protection, and it is applicable to all vehicle segments. Appealing as it does to growing numbers of original equipment manufacturers and motorists, this innovation is poised to become the new tire industry standard.

Kleber Protectis, the anti-puncture tire launched in Poland in mid-April and in France at the beginning of May is a traditional tire featuring a Kleber-patented inner self-sealing rubber layer, a kind of gel which fills in tire punctures. Kleber Protectis posts the same high performance in terms of road holding and comfort as a standard tire. Just as the Uniroyal Nailguard tire in the United-States, it contributes to the safety of motorists as it reduces puncture risk significantly.



The all-services-included tire

On September 1, 2003, in an effort to continually improve life for motorists, Michelin launched Michelin OnWay in France, which brings innovating and free services to the market.

A genuine "travel companion", Michelin OnWay is proposed for all purchases of at least one Michelin branded tire and involves three free services: tire damage guarantee in the event of a flat, theft or vandalism (repair or compensation as the case may be); tire assistance (servicing in under one hour) and SOS Direction service (road guiding assistance, hotels and restaurants suggestions).
These services are accessible round the clock and the offer will be progressively extended to all of Europe in 2004.

Pilot Road Assistance is an offer designed to meet the expectations of motorcyclists in case of a puncture. Owners of a motorcycle equipped with at least one Michelin Pilot Road purchased between May 1, and August 31, 2003 can, in case of puncture, take advantage of free road assistance between May 1, and December 31, 2003. The road assistance comprises transportation of the motorcycle to the nearest Michelin dealer, transfer of the beneficiary to the dealer's site and a hotel room should the vehicle be immobilized more than 12 hours. This road assistance program is valid in all countries covered by the insurance Green Card, does not entail a milage franchise and is activated through a simple phone call.





5th Challenge Bibendum

The fifth Challenge Bibendum was held in California, from 24 - 26 September 2003, one of America's most environment-conscious states. Some 500 journalists and participants were able to test and compare progress achieved in sustainable mobility. The wide range of technologies and innovations presented, in such different fields as clean fuels and noise control to quote but these two, testify to the fact that it is possible to make mobility both safer and more compatible with the rise in demand, while consuming less energy.

Challenge Bibendum 2004 will take place in China, as it will be hosted by Shanghai in October 2004.

Products and innovations

Anti-splash serving road safety



Michelin played host to European journalists in Berlin from April 14 - 17, 2003, for the press launch of its latest innovation in the field of road safety: the anti-splash tire for truck front axles.

The anti-splash deflector, a feature of the new XFA 2 Energy truck tire is a patented device in the form of a profiled rubber shoulder located at the junction between the tread and the tire sidewall. It cuts by four the lateral water projection or splash caused by truck tires on wet roads, thereby enhancing visibility in rainy weather both for motorists overtaking and passing trucks and for truck drivers in the rear mirror.

X One tire truck: fuel saving and larger payload

Tested in June 2003 by two European standard organizations, Germany's TÜV and France's UTAC, the X One was shown to cut articulated city bus fuel consumption by 4.20%. Moreover, the compact design of this extra-wide tire intended to replace twin tires affords significantly more passenger space.



In Europe, production of the first MAN (German truck manufacturer) vehicles equipped with X One XDA 2 Energy started in May 2003. This fitting meets the expectations of original equipment manufacturers and user customers who are on the look out for larger payload and lower fuel consumption, without compromising safety.

For two years now, the X One has been sucessfully sold in North America, both in Original Equipment and Replacement.



Launch of the new passenger Warrior R28 car tire range in China

Warrior, the flagship brand of the Chinese market, had not renewed its range for some years. With the launch in 2003 of Warrior R28 on the Chinese market, some 17 sizes out of the Warrior brand's existing 21 were replaced. The higher performance of the new range is the fruit of two years' work, since acquisition by Michelin, in April 2001 of the Shangai-based radial passenger car and light truck tire facility.

After the launch of the MXV8 in March (new Michelin branded passenger car tire), the Warrior R28 further broadens the Group's multibrand offering in China. This is an important asset for the development of the brand and a major step in Michelin Group's expansion on a booming market.



Michelin tops JD Power's OE customer satisfaction survey in Japan

JD Power carried out its first survey in Japan among customer users to measure their satisfaction with Original Equipment tires on their vehicles. Michelin topped the ranking, which was published in March 2003. Michelin posted the highest scores, in particular for grip and design.



New Michelin LifeStyle Products

Launch of a range of car accessories

On March 13, 2003, the new range of car accessories designed by Michelin Lifestyle was presented to the press. For more than a century, Michelin has kept innovating and widening the range of solutions offered to motorists. In a fresh bid to improve their daily life, Michelin launches a range of car accessories that are practical, efficient and stylish: digital pressure gauges, electric air compresser, foot pumps, car mats, wheel trims, warning triangles or first aid kits, available in the main European countries.

Michelin-Babolat partnership for cutting edge tennis shoes

Leaders in their respective markets, Michelin and Babolat - the world leader in racket strings, have combined their know-how and innovative abilities to develop the first range of tennis shoes with a Michelin sole.



Following in-depth analysis of tennis player movements and their needs on different playing surfaces, Babolat asked Michelin to contribute to the join development of a high-tech sole.

This new range of footwear, which includes models for men, women and children, has been available since July 2003 in tennis specialist shops in many European countries.

In the course of the second half 2003, a new range of personal protection clothes, shoes and accessories was introduced in Europe and North America.

Michelin to equip Airbus 380 and the Falcon 7X with Radial NZG tires

The Aircraft Line Product presented its latest NZG radial tire at the Paris Air Show which took place from June 15 - 22 2003. This Michelin innovation, which allowed Concorde to fly again, combines radial technology with new damage resistance materials. Michelin NZG radial tire certification tests have just been successfully completed and the first deliveries for Airbus A380 wide-body jet and Falcon 7X business jets, are scheduled for early 2004. They have started to be mounted 6 months ago on A340/500-600 aircrafts already in service.

NZG radial technology keeps gaining ground on the passenger aircraft tire market. Whereas in 2001 just 46% of passenger aircrafts to leave production lines could be fitted with radial tires, Michelin estimates show that this figure had risen to 60% by 2003.

New range HydroEdge™ launched in North America

Early August 2003, Michelin introduced the brand new HydroEdge™, a premium passenger car and light truck upper range tire for the North American "mass" market. Michelin HydroEdge™ was designed to beat many performance categories, scoring top marks in wet traction, maximum tread life and quiet ride, while delivering outstanding hydroplaning resistance, exceptional everyday handling and the sleek look of a sporty, high-performance tire. Customer response has been very good since launch and sales outstripped Group expectations.



XeoBib wins four Gold Medals

In 2003, the new XeoBib agricultural tire garnered four gold medals for innovation: in November at the Agrotechnica Hanover (Germany) and EIMA at Bologne (Italy) exhibitions, in December at the Suildlaren (Netherlands) exhibition and the Epi d'or award at the Agribex exhibition in Brussels, in early 2004.

XeoBib is the first (and only) agricultural tire to run with pressure equal to, or lower than, 1 bar, regardless of speed, and to be as performing in fields as on the road. It will be marketed in Spring 2004 throughout Europe.

Citroën C5 rim recall

On 7 October 2003, Citroën launched a preventive tire recall on steel rims equipping 180,000 C5 sedans and breaks worldwide, manufactured prior to May 13, 2003. Further to an internal endurance study, it was shown that under severe conditions of use (continuous full load use) cars with milage in excess of 120,000 kilometers could develop cracks. These rims like the ones which will replace them, are made by Kronprinz, a Michelin Group subsidiary. The replacement will be made free in the Euromaster and Viborg networks.



Michelin achieves best ratings in ADAC winter tire tests

All Michelin winter tires tested by ADAC, TCS and ÖAMTC achieved the best scores for winter tire tests. ADAC, Europe's largest automobile club, put 40 winter tires in the three most widedly used sizes through full resistance tests. Results were published in October 2003, and all Michelin winter tires tested scored top marks on all fronts, and most notably so Michelin Alpin, which received twice the " Highly recommended" endorsement.

Supply contracts with Volvo Trucks in North America, China and Europe

- In November 2003, Michelin North America Inc. announced signature of a 3-year supply contract with Volvo Trucks North America. Pursuant to this agreement, Michelin will develop and produce tires to be mounted as Original Equipment on Volvo and Mack trucks in North America and trucks and buses in China and bring Volvo its technical and marketing expertise.

- In December 2003, Michelin renewed a 3-year contract with Volvo industrial vehicles. This agreement provides for Original Equipment of Renault and Volvo trucks assembled in Europe. The deal confirms Michelin's position as major tire supplier to Volvo Group in Europe.




BE IN CONTROL, MILE AFTER MILE

New Michelin Energy and new Pilot Sport launches in Europe

Early 2003, two new tire launches comfort brand European leadership. Michelin Energy and Pilot Sport were developed as part of a strategy to renew two key ranges.

The new Michelin Energy was designed to provide best of class products to increasingly demanding customers in terms of performance and safety. It caters to the smaller to middle-range city sedan segment.

The new Michelin Pilot Sport is a token of extreme performance. Whether on dry or wet surfaces, it achieves ultra precise handling and grip that is second to none, making it the benchmark tire for sports and supersports segments.



New Michelin Pilot Exalto: performance backed by technology

Pilot Exalto is Michelin's response to customer and manufacturer ever increasing demands for High Performance tires. Its asymetrical tread design coupled with ALM (maximized grip and resistance) rubber lends it combined optimal reactivity on dry surfaces and grip on wet ones. The new tire also achieves record resistance in its category and extra low rolling resistance. Pilot Exalto nicely complements Michelin's high performance product offering made up of Pilot Sport and Pilot Primacy. Available in 27 sizes (14 - 17 inches) and speed indices (V to W), it is the ideal companion to sports and leisure cars (coupes, convertibles and roadsters). WRC (World Rallye Championship) sported the new tire, which was fitted standard on many of them. Already present in Original Equipment on models such as the new Renault Clio Sport 2.0 16v, it will be available for replacement in Europe from April 2004.

BFGoodrich launches its first motorcycle tire: BFGoodrich Crossengo



BFGoodrich Crossengo is the fruit of Michelin's strategy to conquer the booming all-terrain leisure market. With a specific rubber mix and tread sculpture, this tire stands out for its versatility and wear resistance. The tread sculpture design and blocks yield excellent traction on all surfaces as well as very good grip on asphalt. This tire also enjoys a key advantage: it is also certified for road use.

BFGoodrich Crossengo tires are available since February 2003 in France, Italy, Spain, Germany and the UK, which are Europe's main enduro and cross markets.

Michelin Pilot Power: the new hypersport track-developed motorcycle tire

In early 2004 Michelin presented Pilot Power in Las Vegas. A tire which meets the technical expectations of riders of the most powerful motorcycles. This tire features an extremely soft rubber mix, which is specific to track tires. It offers great grip, even at low temperature, on both dry and wet surfaces. Pilot Power's tread features an extremely low pattern cut rate and a design which betrays its sportive characteristics. The sharp profile at the front increases surface contact, with significant handling improvements and delivers greater stability at high speed together with remarkable trajectory holding.





New g-Force Profiler high-performance passenger car tire by BFGoodrich

Launched in February 2004, BFGoodrich g-Force Profiler is an upper range sports tire, and a welcome addition to BFGoodrich's passenger car tire range. Among its characteristics: exceptional grip, elegant design, excellent overall performance, contribute to incomparable driving thrill and accuracy, while offering the best guarantees in terms of safety. This tire integrates the IGC (Improved Grip Components) package which contributes to ultra-fluid directional tread design and a rubber mix enabling excellent road holding on all surface types. Distributed in the replacement market in 52 sizes from 15 to 20 inches, it covers speed indices from V* to WYZ**, and is poised to become the preserve of sports driving fans.



Competition

Formula 1

Michelin, which returned to the tracks in 2001, equipped the BMW-Williams F1 Team, West McLaren-Mercedes, Mild Seven Renault F1 Team, Jaguar Racing and Panasonic Toyota Racing teams in 2003. The Michelin-equipped Formula One cars won 7 Grands Prix and Michelin equipped drivers scored 30 podium finishes out of a possible 48, while Michelin equipped teams West McLaren Mercedes and BMW WIlliamsF1 Team both finished in the first three in the Manufacturers' World Championship.

Bentley-Michelin triumph in Le Mans 24H race (15 June 2003):



With pole position, fastest race lap and two cars in first and second place, the Bentley-Michelin team emerged head and shoulders above its competitors in this 71st 24 Hour Le Mans race. Michelin captured its 6th consecutive win on the Sarthe track, and dominated all categories.

300th victory in moto GP

For the past 30 years, Michelin has dominated motorbike sports at the highest level; on 28 June 2003 at Assen, during the Dutch Grand Prix, Michelin captured its 300th premier class win, the 77e consecutive win for Michelin and the 12th running in the premier class. In 2003, Michelin riders won every race, took every pole position and stood on every podium



Rallies

In the 2003 WRC (World Rally Championship), Michelin earned its 18th Manufacturers' World Champion title with Citroën. In the Drivers' Championship, while the title was lost by a hair's breadth (just one point), Michelin drivers took 13 of the top 15 places at the end of the season.

2004 got off to a good start: Sébastien Loeb and Citroën-Michelin won both winter rallies of the season (Monte-Carlo and Sweden).

In the 2004 Dakar Rrally, all podiums, in all categories, were won by Michelin Group equipped vehicles: Roma on a KTM-Michelin bike, Peterhansel among car drivers on Mitsubishi-BFGoodrich and Tchaguine for truck drivers on Kamaz-Michelin.

Michelin and its Shareholders

The Michelin Shareholders' Advisory Committee, announced in 2002, comprises 12 members and held its first meeting on February 3, 2003. For its first working session, on 28 April 2003, the Shareholders' Advisory Committee decided to focus on proposing ways of bringing the Company's financial communication more in line with individual shareholder expectations. On September 8, 2003, the Committee met to discuss improvements to the annual report and to letters to the Group Shareholders. Given that all Michelin shares are registered shares, this documentation is systematically sent to all 220,000 Group Shareholders, the majority of whom are individual shareholders, and some 70,000 Group employee Shareholders. On October 15, 2003, Committee members together with substitute members all took part in a Tire Manufacturing and Michelin Company History Initiation day course.

On May 16, 2003, the Committee was publically thanked by Mr. Edouard Michelin for its presence at the Joint Shareholders Meeting, at which Committee members posed three oral questions: one on Group strategy, the other on shareholder loyalty and the third on sustainable development.

The Joint Shareholders Meeting held on May 16, 2003 at Clermont-Ferrand was attended by 916 shareholders, including 266 employees. With quorums reached on the first convocation for the second year running and 55% attending, the meeting achieved the highest attendance rate of the CAC40. This active participation, both from individual and institutional sharelholders, testifies to their interest in Michelin.

Throughout the year, a number of further meetings were held, so many occasions to engage in fruitful exchange (lasting about 2 hours) with the Managing Partners:

On January 21, 2003, some 500 individual and institutional investors attended a meeting in Brussells.

On October 7, 2003, some 1,400 shareholders came to Lyons. Three themes in particular were discussed on this occasion: international development, respect for the environment, innovation and research.

On January 20, 2004, close to 2,600 people attended the shareholders meeting at

Carrousel du Louvre in Paris.

Finance

Financial rating

- On April 7, 2003, Standard & Poor's confirmed CGEM's and its subsidiaries short and long term financial ratings (A2 and BBB+), while downgrading outlook from stable to negative.

- On July 14, 2003, Moody's confirmed CGEM's (Baa2 and P-2) Long Term and Short Term ratings and CFM's (Baa1 and P-2) rating.

Successful lowest ranking EUR 500 million subordinated issue

In November 2003, Compagnie Generale des Etablissements Michelin made a 500 million euro, 30-year, lowest ranking subordinated note issue, redeemable in cash and callable from year ten at the issuer's election. Very successful, the emission was twice oversubscribed, reflecting the quality of Michelin's rating within the investment community. The following breakdown by country shows the placement was well diversified among European investors: France 40%, United Kingdom 29%, Netherlands 6.5%, Italy 5%, Scandinavia 5%, Germany 4% and Switzerland 4%. The issue is part of Michelin's strategy to further strengthen its financial structure. The "lowest ranking" issue extends Michelin's average debt maturity, and strengthens its ability to anticipate and react to changes in its financial environment.

Michelin and its Personnel

Successful completion of the Employee Shareholder Scheme

In 2002, to involve every employee more closely in Group affairs and development, Michelin launched its Employee Shareholder Plan which took place in two stages. The first phase, in April 2002, covered 16 countries and the second in April 2003, 69 countries, including those from the first phase. A remarkable subscription rate was observed in many countries such as Algeria (73 %), Turkey (88 %), Poland (85 %), Thailand (79 %) and Colombia (73 %). Of the 113,000 staff eligible for the Plan, 69 % decided to become Michelin shareholders. Our take-up rate is one of the highest in industry. In all, 2 696 443 shares, or 1.88 % of equity at December 31, 2003, were issued.

In France, Michelin recruited some 1,084 people in 2003, including upwards of 700 cadres, employees, technicians, workshop supervisors and 350 workers. These recruitments were made to prepare for the Group's staff needs and in particular turnover induced by retirement in the years to come. In the 2001 - end 2003 period, 3,650 new employees joined the Group.

Changes in tire markets have led to announcement in the first year half of 2003 of reorganization measures at the Poitiers and Bourges plants. In this context, and to facilitate intra-group occupation transfer through mobility, an agreement was signed with emplotyee representative bodies, providing for a battery of support measures. Over and above financial incentives, people concerned by professional mobility issues receive support at different stages of the process. They are granted a time allowance in the event of loss of occupation

by their spouse as a result of a relocation measure, and taylor-made measures are taken to help them find a new job.

In Spain, Michelin announced in January 2003 a 2003-2005 Industrial reorganization plan to be implemented in the 3-year period. This plan is in line with ongoing efforts undertaken in Spain for the last ten years to maintain Company performance and prepare for the future. The plan concerns all the Spanish sites with measures implemented in the following areas:

- productivity projects and interplant synergies;
- gradual transfer of Aranda wheel production to the German Solingen and the French Troyes plants with wind up of the Aranda wheel production in 2005;
- Specialization of the Valladolid plant's agricultural tire business in "large" and "very large" tires to leverage Group technical expertise in this area.

Performance and responsability

Publication of the first Michelin Performance and Responsability Report. This document draws up for the first time a general picture of the Group. It presents a report of Company performance in every facet of its operations in light of its core values. Through the two words of Performance and Responsability, therefore, Michelin describes the full range of economic, social, environmental and ethical rules that guide its operations worldwide. Historically, these rules are embodied in a set of Michelin key corporate values: Respect for Customers, Respect for People, Respect for Shareholders, Respect for the Environment and, as a common denominator, an underlying commitment: Respect for Facts.


MICHELIN

Consolidated Account at 12/31/2003

	2003	2002
OPERATING REVENUE	***15,974,649***	***16,111,155***
Net sales	15,369,820	15,645,074
Reversals of allowances	28,208	10,982
Other operating revenues	576,621	455,099
OPERATING EXPENSES	***(14,831,577)***	***(14,885,956)***
Purchases used in production	5,372,669	5,290,864
Payroll costs	4,996,925	5,152,143
Other operating expenses	3,360,310	3,255,493
Taxes other than on income	244,355	231,713
Depreciation and amortization	818,526	891,383
Charges to allowances and provisions	38,792	64,360
OPERATING INCOME	***1,143,072***	***1,225,199***
NET INTEREST EXPENSE	(224,887)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	***918,185***	***964,942***
NET NON-RECURRING INCOME AND EXPENSE	18,679	75,209
INCOME TAXES	(261,435)	(382,455)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	675,429	657,696
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(8,750)	(11,570)
AMORTIZATION OF GOODWILL	(337,817)	(31,641)
NET INCOME BEFORE MINORITY INTERESTS	***328,862***	***614,485***
Net income	317,532	580,803
Minority interests	11,330	33,682
Basic earnings per share (in euros)	2.23	4.28
Diluted earnings per share (in euros)	2.23	4.28

Consolidated balance sheet at 12/31/2003

	2003	2002
Issued, uncalled capital	0	0
FIXED ASSETS		
Goodwill	303,595	307,360
Intangible assets	163,184	135,395
Property, plant and equipment	5,663,491	5,772,157
Investments	412,348	456,907
Investments at equity	58,805	58,340
	6,601,423	6,730,159
CURRENT ASSETS		
Inventories	2,769,136	2,860,284
Trade receivables	2,984,501	3,145,496
Other receivables, prepaid expenses and accrued income	2,038,187	2,366,111
Cash equivalents	539,488	418,563
Cash	1,234,168	790,505
	9,565,480	9,580,959
TOTAL ASSETS	16,166,903	16,311,118

	2003	2002
STOCKHOLDERS' EQUITY		
Common stock (1)	286,774	283,585
Paid-in capital in excess of par (1)	1,839,640	1,806,789
Retained earnings (2)	2,200,946	2,238,462
	4,327,360	4,328,836
MINORITY INTERESTS	81,703	173,431
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,409,063	4,502,267
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,006,360	3,443,844
LIABILITIES		
Subordinated debt	500,000	0
Long and short-term debt	4,713,518	5,026,998
Trade payables	1,552,745	1,424,855
Other payables, deferred income and accrued expenses	1,985,217	1,913,154
	8,751,480	8,365,007
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	16,166,903	16,311,118
1) Parent company		
2) Including net income for the year	317,532	580,803

Cash flows for financial year 2003

Michelin Group - in thousands of euros	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
- Net income before minority interests	328,862	614,485
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
- Depreciation and amortization	1,162,520	943,113
- Allowances, provisions and deferred taxes	(87,145)	(256,956)
- Net gains on disposals of assets	8,371	(69,130)
- Other	(5,240)	(6,109)
Cash flow	1,407,368	1,225,403
- Change in inventories	(43,059)	142,632
- Change in receivables	14,081	(39,302)
- Change in payables	44,420	65,295
- Other changes in working capital	119,342	140,346
Net change in working capital	134,784	308,971
Net cash provided by operating activities	1,542,152	1,534,374
CASH FLOWS FROM INVESTING ACTIVITIES		
- Additions to property, plant and equipment and intangible assets	(1,117,798)	(966,959)
- Additions to investments	(305,199)	(219,697)
Total	(1,422,997)	(1,186,656)
- Proceeds from disposals of property, plant and equipment and intangible assets	100,586	157,470
- Proceeds from disposals of investments	76,333	158,005
Total	176,919	315,475
Net investment for the period	(1,246,078)	(871,181)
Impact of changes in Group structure	14,884	140
Net change in working capital	(11,469)	(26,140)
Net cash (used) by investing activities	(1,242,663)	(897,181)
CAHS FLOWS FROM FINANCING ACTIVTIES		
Employee stock ownership plan	20,739	27,389
Expenses related to the stock-for-stock offer	(645)	(1,494)
- Dividends paid to parent company shareholders	(130,692)	(113,435)
- Other dividends paid	(49,669)	(54,216)
Total	(160,267)	(141,756)
Change in long and short-term debt	513,936	(201,533)
Net change in working capital	(46,811)	(5,845)
Net cash (used) provided by financing activities	306,858	(349,134)
Effect of exchange rate changes on cash and cash equivalents	(41,759)	(18,005)
Change in cash and cash equivalents	564,588	270,054
Cash and cash equivalents at beginning of period	1,209,068	939,014
Cash and cash equivalents at the period-end	1,773,656	1,209,068
Including - Cash	1,234,168	790,505
- Cash equivalents	539,488	418,563

Notes to the consolidated financial statements at december 31, 2003

CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

Basis of consolidation

• Manufacturing, sales and finance companies, special purpose entities and other entities that are controlled by Compagnie Générale des Etablissements Michelin, directly or indirectly, are fully consolidated.

• Companies that are between 20% and 50%-owned by Compagnie Générale des Etablissements Michelin, directly or indirectly, are accounted for by the equity method. Companies over which Compagnie Générale des Etablissements Michelin exercises considerable influence are consolidated by the equity method:

• As allowed under Article L.233-19 the French Code de Commerce, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on transfers of funds to other Group companies.

Accounting policies

1. 1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. 2. The financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

   - Balance sheet items are translated at the year-end exchange rate.
   - Income statement items are translated at the average rate for the year

   The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

   - either translated into the functional currency of their economic environment,
   - or translated at the year-end rate, after revaluation of non-monetary assets and liabilities in accordance with published local indices.

Differences arising from the translation of opening balance sheet items and net income at the year-end rate are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements for the year ended December 31, 2003 have been prepared on a going concern basis in accordance with generally accepted accounting principles.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

The goodwill amortization period is determined according to constant Group findings.

- Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years

- Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Amortization may be accelerated following yearly a review of industrial company goodwill inventory value.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Other intangible assets consist mainly of purchased and internally-developed software, amortized over periods ranging from one to three years, and purchased goodwill representing small amounts, amortized in full in the year of acquisition. Research and development costs are not capitalized.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective from January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

- buildings: 25 years
- Plant and machinery: 12 years
- Other: 2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at the lower of cost and market. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note k.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement obligations: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, over the present value of defined benefit obligations.

- Deferred taxes: deferred tax assets arising from deductible temporary differences and tax loss carryforwards, determined separately for each individual company.

The accounting treatment of post-retirement obligations and deferred taxes is described in notes l and m respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit obligations: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,

- deferred taxes: deferred taxes arising from taxable temporary differences, determined separately for each individual company,

- restructuring: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement obligations and deferred taxes is described in notes l and m respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged. This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

Interest rate management at less than one year is carried out in a decentralized way.

The Group uses several instruments available on the market, and in particular interest rate swap or future interest rate contracts.

Ferm contracts are recorded in the balance sheet upon execution. They are not revalued at market value.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables and accruals" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at the year-end based on the year-end exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note 13.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- temporary differences between the book value of assets and liabilities and their tax basis,
- tax loss carryforwards, to the extent that their future utilization is considered probable,

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including restructuring costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, including Compagnie Generale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.
Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

LIST OF CONSOLIDATED COMPANIES

1. Parent company

Parent company	Registered office	Country
- *Compagnie Générale des* Etablissements Michelin	Clermont-Ferrand	France

2. Intégration globale

- Manufacturing companies	Registered office	Country	% interest
- Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.99
- Michelin Roues France	La Chapelle Saint Luc	France	99.99
- Pneu Laurent	Avallon	France	99.99
- Pneumatiques Kléber	Toul	France	99.99
- Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	France	99.99
- Société de Développement Mécanique	Wattignies	France	99.99
- S.O.D.G.	Clermont-Ferrand	France	99.99
- Michelin Algérie SPA	Alger	Algeria	70.00
- Michelin Kronprinz Werke GmbH	Solingen	Germany	100.00
- Michelin Reifenwerke KGaA	Karlsruhe	Germany	100.00
- Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	100.00
- Michelin North America (Canada) Inc.	Laval	Canada	100.00
- Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	100.00
- Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	70.00
- Industria Colombiana de Llantas S.A.	Cali	Colombia	99.91
- Michelin España Portugal, S.A.	Tres Cantos	Spain	99.65
- American Synthetic Rubber Company, LLC	Wilmington	United States	100.00
- Michelin Aircraft Tire Corporation	Wilmington	United States	100.00
- Michelin North America, Inc.	New York	United States	100.00
- Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	100.00
- Società per Azioni Michelin Italiana	Turin	Italy	100.00
- Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	100.00
- Industrias Michelin, S.A. de C.V.	Mexico	Mexico	100.00
- Michelin (Nigeria) Limited	Nigeria	Nigeria	80.00
- Stomil-Olsztyn S.A.	Olsztyn	Poland	99.50
- Michelin Romania Retreading S.R.L.	Bucarest	Roumania	100.00
- Silvania S.A.	Zalau	Roumania	99.49
- Victoria S.A.	Floresti	Roumania	95.55
- Michelin Tyre Public Limited Company	Angleterre et Pays de Galles	United Kingdom	100.00
- LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Russia	100.00[a]
- Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	100.00
- Michelin Siam Co., Ltd.	Chonburi	Thailand	60.00
- Siam Steel Cord Co., Ltd.	Rayong	Thailand	60.00
- Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	60.00
- Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Thailand	60.00
- Thai Recamic Co., Ltd.	Bangkok	Thailand	60.00
- Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	60.00

-Sociétés commerciales	Siège	Pays	% Intérêts
- Euromaster France	Grenoble	France	86.65
- Michelin Aircraft Tyre	Clermont-Ferrand	France	99.99
- Recamic Services	Clermont-Ferrand	France	100.00
- Société d'Exportation Michelin	Clermont-Ferrand	France	100.00

- Transityre France	Clermont-Ferrand	France	100.00
- Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	100.00
- Laurent Reifen-Vertriebs-GmbH	Homburg	Germany	99.99
- Viborg Gruppen GmbH	Kaiserslautern	Germany	99.96
- Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	100.00
- Michelin Reifenverkaufsgesellschaft m.b.H.	Vienne	Austria	99.99
- Michelin Australia Pty Ltd	Melbourne	Australia	100.00
- Michelin Belux S.A.	Zellik	Belgium	100.00
- Michelin Espírito Santo - Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	100.00
- Société Moderne du Pneumatique Camerounais	Douala	Cameroon	100.00
- Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	100.00
- Michelin Chile Ltda.	Santiago	Chile	100.00
- Michelin (Shanghai) Trading Co., Ltd.	Shanghai	Chine	100.00
- Michelin Korea Co., Ltd.	Séoul	South Korea	100.00
- Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	99.90
- Michelin Gummi Compagni A/S	Brøndby	Denmark	100.00
- Scanrub Holding A/S	Viborg	Denmark	99.90
- Prollantas S.A.	Quito	Ecuador	100.00
- Michelin Rehvide AS	Tallinn	Estonia	100.00
- Michelin Retread Technologies, Inc.	Wilmington	United States	100.00
- Tire Centers, LLC	Wilmington	United States	100.00
- Oy Suomen Michelin Ab	Espoo	Finland	100.00
- Elastika Michelin A.E.	Halandri	Greece	100.00
- Michelin Asia (Hong Kong) Limited	Hong-Kong	Hong-Kong	100.00
- Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.98
- Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	100.00
- Michelin India Private Limited	New Delhi	Inda	100.00
- Michelin Riepas SIA	Riga	Latvia	100.00
- UAB Michelin Padangos	Vilnius	Lithuania	100.00
- Michelin Malaysia Sdn. Bhd.	Malaisie	Malaysia	100.00
- Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
- Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60,28
- Norsk Michelin Gummi AS	Lørenskog	Norway	100.00
- M. Michelin & Company Limited	Nouvelle-Zélande	New Zealand	100.00
- Eurodrive Services and Distribution N.V.	Amsterdam	Netherlands	99.90
- Michelin Nederland N.V.	Drunen	Netherlands	100.00
- Transityre B.V.	Breda	Netherlands	100.00
- Michelin del Perú S.A.	Lima	Peru	100.00
- Michelin Polska Sp. z o.o.	Varsovie	Poland	100.00
- Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	100.00
- Michelin Ceská republika s.r.o.	Prague	Czech Republic	100.00
- Michelin Romania S.A.	Bucarest	Roumania	100.00[1]
- Associated Tyre Specialists Limited	Angleterre et Pays de Galles	United Kingdom	99.90
- Michelin Lifestyle Limited	Angleterre et Pays de Galles	United Kingdom	100.00
- Michelin Tyres Russian General Agency ZAO	Moscou	Russia	100.00
- Société Commerciale Michelin Senegal (SCMS)	Dakar	Senegal	100.00
- Michelin Asia (Singapore) Co. Pte. Ltd.	Singapour	Singapore	100.00
- Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	100.00
- Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	100.00
- Michelin Nordic AB	Stockholm	Swedens	100.00
- Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	100.00
- Michelin Chun Shin Ltd.	Taipei	Taiwan	97.97
- Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	100.00

- Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	60.00
- Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	100.00
- Michelin Venezuela, S.A.	Valencia	Venezuela	100.00
- Diverses sociétés de distribution en Europe et autres zones géographiques.			

- Finance companies & Other	Registered office	Country	% interest
- MCSyncro France	Onnaing	France	50.00
- Michelin Développement	Clermont-Ferrand	France	100.00
- Michelin Middle East	Clermont-Ferrand	France	70.00
- Participation et Développement Industriels - PARDEVI	Clermont-Ferrand	France	100.00
- Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.99
- Société Civile Immobilière Michelin Breteuil	Paris	France	99.99
- Société de Collecte et de Valorisation de Pneumatiques Usagés - C.V.P.U.	Clermont-Ferrand	France	99.99
- Société de Montage de Pneumatiques	Guichen	France	99.99
- Société de Technologie Michelin	Clermont-Ferrand	France	100.00
- Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.99
- Spika	Clermont-Ferrand	France	100.00
- ViaMichelin	Boulogne-Billancourt	France	100.00
- MC Syncro Supply GmbH	Hannover	Germany	50.00
- Radsystem GmbH	Zwickau	Germany	50.00
- ViaMichelin Deutschland GmbH	Griesheim	Germany	100.00
- Euro-Fitting Management N.V.	Desteldonk	Belgique	49.95
- MCSyncro N.V.	Gent	Belgique	49.95
- Publicité Internationale Intermedia S.A.	Bruxelles	Belgique	50.03
- Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgique	100.00
- Michelin Investment Holding Company Limited	Bermudes	Bermudes	100.00
- Plantações E. Michelin Ltda.	Rio de Janeiro	Brésil	100.00
- Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brésil	100.00
- Michelin Canada, Inc.	Halifax	Canada	100.00
- Michelin (China) Investment Co., Ltd.	Shanghai	Chine	100.00
- Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	Chine	100.00
- Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	99.65
- Ensamblaje y Logística de Conjuntos, S.A.	Figueruelas	Spain	50.00
- MCSyncro Vigo, S.A.	Vigo	Spain	50.00
- ViaMichelin España, S.L.	Tres Cantos	Spain	100.00
- AmFIT, LLC	Wilmington	United States	100.00
- CR Funding Corporation	Wilmington	United States	100.00
- Michelin Americas Research & Development Corporation	Wilmington	United States	100.00
- Michelin Corporation	New York	United States	100.00
- Michelin Asia-Pacific Export (HK) Limited	Hong-Kong	Hong-Kong	100.00
- Michelin Asia-Pacific Import (HK) Limited	Hong-Kong	Hong-Kong	100.00
- Michelin Asia-Pacific Import-Export (HK) Limited	Hong-Kong	Hong-Kong	100.00
- Mireis Limited	Dublin	Irlande	100.00
- Miripro Insurance Company Limited	Dublin	Irlande	100.00
- Oboken Limited	Dublin	Irlande	100.00
- Tayar Receivables Company	Dublin	Irlande	0.13
- SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
- ViaMichelin Italia S.r.l.	Milan	Italy	100.00
- Michelin Research Asia Co., Ltd.	Tokyo	Japan	100.00

- Michelin Luxembourg SCS	Luxembourg	Luxembourg	100.00
- Michelin Mexico Holding, S.A. de C.V.	Mexico	Mexico	100.00
- Araromi Rubber Estates Limited	Nigeria	Nigeria	56.39
- Michelin Development Company Limited	Nigeria	Nigeria	100.00
- Osse River Rubber Estates Limited	Nigeria	Nigeria	69.80
- Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.80
- Waterside Rubber Estates Limited	Nigeria	Nigeria	80.00
- Fitlog B.V.	's-Hertogenbosch	Netherlands	100.00
- MC Projects B.V.	Amsterdam	Netherlands	50.00
- Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
- Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
- Michelin Purchasing B.V.	Amsterdam	Netherlands	100.00
- Michelin Europe (EEIG)	Angleterre et Pays de Galles	United Kingdom	99.94
- Michelin Services Ltd	Angleterre et Pays de Galles	United Kingdom	100.00
- ViaMichelin UK Limited	Angleterre et Pays de Galles	United Kingdom	100.00
- Michelin Asia-Pacific Pte Ltd	Singapour	Singapore	100.00
- Société des Matières Premières Tropicales Pte. Ltd.	Singapour	Singapore	100.00
- MCSyncro Bratislava, s.r.o.	Bratislava	Répub. Slovaque	50.00
- Hjulsystem MCP AB	Kungälv	Suède	50.00
- Compagnie Financière Michelin	Granges-Paccot	Switzerland	100.00
- Presta-Service Michelin S.A.	Granges-Paccot	Switzerland	100.00
- Michelin Participations S.A.	Granges-Paccot	Switzerland	99.91
- Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	100.00
- Sesapro S.A.	Granges-Paccot	Switzerland	100.00
- M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.50
- Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	100.00
- Michelin Siam Group Co., Ltd.	Bangkok	Thailand	60.00

a) The interest held by the European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (49.05%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

3. Companies accounted for by the equity method	Registered office	Country	% interest
- ALIAPUR	Lyon	France	28.57
- Innovations in Safety Systems	Drancy	France	50.00
- RubberNetwork.com, LLC	Wilmington	United States	27.75
- Michelin Tire Chiba HBKK	Chiba	Japan	37.50
- Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
- Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
- Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
- TIGAR MH, d.o.o., Pirot	Pirot	Serbie et Montenegro	25.00
- Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	Netherlands	50.00
- Woco Michelin AVS B.V.	Amsterdam	Netherlands	49.00
- Sapphire Energy Recovery Limited	Angleterre et Pays de Galles	United Kingdom	25.00
- Tekersan Jant Sanayi A.S.	Istanbul	Turkey	20.10

4. Non-consolidated companies

-Various companies that are not material in relation to the Group as a whole have not been consolidated, as allowed under Article L.223-19 of the French Code de Commerce governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.

ACQUISITIONS AND PARTNERSHIP AGREEMENTS ENTERED INTO IN 2003

1.VIBORG

On March 31, 2003, after approval of the European Competition Authorities dated March 7, 2003, Michelin Group acquired Viborg Group.

The latter Group was essentially focused on tire distribution through a network of 465 sales points, mainly in Germany and Denmark.

Since acquisition, the companies purchased recorded turnover of EUR 386.2 million and an operating loss of EUR 14.7 million.

In line with Group announcement upon publication of earnings on June 30, 2003, goodwill in an amount of EUR 306.5 million is fully amortized in 2003, according to constant policy developed by the Group in connection with acquisition of non industrial businesses.

Thorough due diligence undertaken by Michelin Group since April 1, 2003 aimed, in particular, at determining, pursuant to the relevant agreements:

- sums to be paid by seller under the net asset garantee,

- the amount of receivables held by seller on Viborg companies and transferred by the latter to Michelin Group to refund moneys granted by Michelin Group to seller.

Owing to failure to reach an agreement on the findings of said due diligence, Michelin Group filed arbitration proceedings against seller on December 4, 2003.

Under its arbitration claim, Michelin Group:

- rejected the net asset worth claimed by seller, and therefore rejected the EUR 37 million balance payment requested by seller as balance due under the acquisition on grounds of compensation with sums due by seller under the asset net guarantee, and Michelin further claimed compensation payments in respect of damages;

- sued for reimbursement in an amount of EUR 87.7 million corresponding to the difference between funds lent by Michelin Group to seller and trade receivables held by seller on Viborg companies and transferred by it to Michelin Group.

At this stage of proceedings:

- the scale of differences between guaranteed net assets and net asset calculated pursuant to the due diligence process led Michelin Group to exclude the balance of the purchase price for the purposes of determining goodwill,

- parties disagree over the amount of debt burden of the acquired companies used to calculate net asset and amortized goodwill. Michelin Group claims this to be in an amount of EUR 40.2 million and seller disagrees.

2. HANKOOK

In South Korea, the Group concluded in January 2003 a partnership agreement in respect of production and distribution of passenger car - light truck tires with Hankook Tire Co. Ltd, No2 Korean manufacturer and world No11.

This agreement entitles Michelin Group to purchase up to 10% of Hankook Tire Co. Ltd equity. At end December 2003, the Group held a 2.48% stake in the manufacturer, for a total value in the balance sheet of EUR 18.4 million.

3. ENTIRE SOLUTIONS LLC

EnTire Solutions LLC is a joint venture set up with TRW Automotive in the area of pressure monitoring systems for passenger cars and light trucks.

At December 31, 2003 Group investment amounts to EUR 0.6 million.

4. APOLLO

On 17 November 2003, Michelin and Apollo Tyres Ltd signed a partnership agreement for the Indian market. The two partners set up a new company - Michelin Apollo Tyre Ltd - to manufacture and sell radial truck and bus tires for the Indian market, as well as market and sell all tire types. The agreement also provides for Michelin's technical assistance to Apollo Tyres Ltd for production of passenger car - light truck Apollo tires matching international standards.

Michelin will hold a 51% stake and Apollo Tyres Ltd a 49% stake in the new Michelin Apollo Tyre Ltd company. Both partners table on a USD 70 million investment over the next four years. Moreover, as part of wider cooperation between the manufacturers, Michelin will take a 14.9% stake in Apollo Tyres Ltd.

Set up of Michelin Apollo Tyre Ltd and acquisition of a stake in Apollo Tyres Ltd by Michelin Group are subject to prior approval by the Indian government.

NOTES TO THE CONSOLIDATED BALANCE SHEET

The consolidated financial statements have been prepared in agreementance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comite of the Reglementation Comptable dealing with consolidated financial statements.

1. Goodwill (in thousands of euros)

Goodwill can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2002	590,327	(270,919)	319,408
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	–
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	569,140	(261,780)	307,360
Increases	306,549	(306 549)	–
Decreases	55,352	(29 373)	25,979
	(1,395)	1,395	–
Translation adjustments and other	(69,039)	39,295	(29,744)
Goodwill at December 31, 2003	860,607	(557,012)	303,595

The other increases concern, for the most part, buy out of nearly 100% of minority shares in Stomil-Olsztyn S.A. in Poland

2. Intangible assets (in thousands of euros)

Intangible assets can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2002	450,934	(336,195)	114,739
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets At December 31, 2002	489,477	(354,082)	135,395
Increases	91,990	(52,389)	39,601
Decreases	(27,357)	20,463	(6,894)
Translation adjustments and other	(7,353)	2,435	(4,918)
Intangible assets at December 31, 2003	546,757	(383,573)	163,184

The main movements in 2003 concern software.

The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Software	472,610	(312,753)	159,857
Other intangible assets	74,147	(70,820)	3,327
Total	546,757	(383,573)	163,184

3. Property, plant and equipment (in thousands of euros)

Property, plant and equipment can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2002	15,845,120	(9,435,269)	6,409,851
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,438,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002	14,626,442	(8,854,285)	5,772,157
Increases	1,025,808	(776,589)	249,219
Decreases	214,688	(101,971)	112,717
Translation adjustments and other	(690,962)	606,560	(84,402)
	(903,640)	517,440	(386,200)
Property, plant and equipment at December 31, 2003 (1)	14,272,336	(8,608,845)	5,663,491

Capital expenditure for the year ended December 31, 2003 amounted to €1 025 808 thousand.

The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Land and buildings	3,333,849	(1,650,103)	1,683,746
Plant and equipment	8,931,269	(5,531,665)	3,399,604
Other	2,007,218	(1,427,077)	580,141
Total	14,272,336	(8,608,845)	5,663,491

	Cost	Amortization and allowances	Net book value
1) including assets acquired under finance leases at December 31, 2003	281,611	(69,965)	211,646

4. Investments (in thousands of euros)

Investments can be analyzed as follows:

	Cost	Provisions	Net book value
Investments at January 1, 2002	611,243	(195,682)	415,561
Movements for the period	67,058	(6,134)	60,924
Translation adjustments and other	(30,049)	10,471	(19,578)
Investments at December 31, 2002	648,252	(191,345)	456,907
Movements for the period	(136,098)	–	(136,098)
Translation adjustments and other	115,253	(12,767)	102,486
	(22,625)	11,678	(10,947)
Investments at December 31, 2003	604,782	(192,434)	412,348

The break down by category is as follows:

	Net book value
Investments in non-consolidated companies and other equity interests	1) 76,590
Long-term loans and advances and other investments	335,758
Total	412,348

1) luding 2,826,000 Peugeot S.A. shares:
- book value ---------- 20,801
- market value ---------- 114,170

Of which, 3,730,980 Hankook Tyre Co. Ltd shares:
- book value---------- 18, 426
- market value---------- 22, 394

5. Investments at equity (in thousands of euros)

Company	Value at equity at Jan. 1, 2002	Movement for the year 2002	Value at equity at Dec. 31, 2002	Movement for the year 2003	Value at equity at Dec. 31, 2003
Woco Michelin AVS B.V.	61,012	(5,478)	55,534	(2,108)	53,426
Compagnie Générale des Transports Verney	10,541	(10,541)	–	–	–
Tigar MH, d.o.o.	–	–	–	8,509	8,509
RubberNetwork.com, LLC	646	(267)	379	(5,561)	(5,182)
Other companies	5,377	(2,950)	2,427	(375)	2,052
Total	77,576	(19,236)	58,340	465	58,805

Including: Equity in net income (loss)		(11,570)		(8,750)	

6. Inventories (in thousands of euros)

	12/31/2003	12/31/2002
Raw materials, semi-finished products and other supplies	885,222	961,858
Finished products	1 981,092	1 990,895
Allowances	(97,178)	(92,469)
Net book value	2,769,136	2,860,284

7. Trade Receivables (in thousands of euros)

	12/31/2003	12/31/2002
Trade Receivables	3,110,766	3,261,483
Allowances	(126,265)	(115,987)
Net book value	2,984,501	3,145,496

Substantially all trade receivables are due within one year.

Transfer of Trade Receivables

The Group implemented a program of transfer of trade receivables allowing maximum external financing :
- a USD 500 million until 2005 for the North-American operations
- a EUR 720 million until 2007 for the European operations

The trade receivables transferred and financing received by the consolidated companies (including the relevant ad hoc entities) are still accounted for under Group assets and liabilities.
At 31 December this amounted to EUR 849.6 million.

Non-Group financing EUR 789.0 million. The subordinated tranche, repurchased by the Group, amounts to EUR 212.0 million with respect to which a EUR 1.8 million provision was made.

8. Other receivables, prepaid expenses and accrued income (in thousands of euros)

	12/31/2003	12/31/2002
Other receivables, net (1)	549,105	591,679
Excess of pension plan assets over the related benefit obligations (note 13)	489,689	562,644
Deferred tax assets (note m)	912,973	1,128,576
Other accruals	86,420	83,212
Total	2,038,187	2,366,111

1) including amounts due beyond one year

9. Investment securities in EUR thousand

	12/31/2003	12/31/2002
Own shares	4,861	44,183
Provisions for depreciation of own shares	–	(2,674)
Net worth of other listed securities	486	611
Other net investment securities	534,141	376,443
Total	539,488	418,563

- As of December 31, 2003, Compagnie Generale des Etablissements Michelin held 155,392 of its own shares with a market value of 5,653 thousand. During 2003, the number of own shares held by the Company decreased by 1,107,810.
- As of December 31, 2003, the market value of other listed investments was 687 thousand.
- The other securities are mostly monetary instruments.

10. Changes in stockholders' equity and minority interests (in thousands of euros)

	Common stock	Paid-in capital in excess of by	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2001	269,432	1,609,476	2,415,827	(594,319)	295,967	3,996,383	329,540	4,325,923
Capital increase	11,569	158,107				169,676	–	169,676
Employee shareholder plan	2,584	39,206	(14,401)			27,389	–	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	–	–	–
Net income for the year 2002					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	283,585	1,806,789	2,538,160	(880,501)	580,803	4,328,836	173,431	4,502,267
Capital increase	380	4,598				4,978	–	4,978
Employee shareholder plan	2,809	28,253	(10,323)			20,739	–	20,739
Dividends paid					(169,834)	(169,834)	(10,527)	(180,361)
Appropriation of undistributed income			398,816	12,153	(410,969)	–	–	–
Net income for the year 2003					317,532	317,532	11,330	328,862
Translation adjustment and other			(11,590)	(163,301)		(174,891)	(92,531)	(267,422)
At Dec. 31, 2003	286,774	1,839,640	2,915,063	(1,031,649)	317,532	4,327,360	81,703	4,409,063

11. Provisions for contingencies and charges (in thousands of euros)

	12/31/2002	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	12/31/2003
Post-retirement and other employee benefit obligations	2,776,498	(178,123)	259,715	(242,691)	(322,778)	2,292,621
Deferred taxes	50,497	701	2,761	(12,428)	–	41,531
Restructuring	420,236	(3,830)	134,147	(128,880)	–	421,673
Other	196,613	(7,199)	101,465	(40,344)	–	250,535
Total	3,443,844	(188,451)	498,088	(424,343)	(322,778)	3,006,360

Impact (Net of incurred expenses)

	Movements	Reversals (non-utilized allowances)	
Operating income	298,220	–	
Interest income and expense	4,312	–	
Net non-recurring income and expense	192,795	(322,778)	3)
Income tax	2,761	–	
Total	498,088	(322,778)	

1) Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note 13.

2) Restructuring provisions

The financial year's provision (EUR 134.1 million) is mainly in connection with the industrial reorganization plan announced and introduced in Spain in 2003.

3) Exceptional provision reversals

The reversal for the year (EUR 322.7 million) is mainly due to measures in connection with the " Total Reward " program in the United States, referred to in the highlights of note 13 : Post-retirement and other employee benefit obligations.

12. Income taxes (in thousands of euros)

Income taxes reported in the income statement can be analyzed as follows:

	12/31/2003	12/31/2002
Current taxes	143,540	246,289
Deferred taxes	99,627	114,044
Sub-total	243,167	360,333
Withholding taxes	18,268	22,122
Total	261,435	382,455

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

	12/31/2003	12/31/2002
Tax, excluding withholding taxes at source, on the contribution of Group companies to consolidated income, at standard local tax rates	299,095	379,324
Effect of permanent differences	7,578	44,476
Effect of unrecognized deferred taxes	(47,590)	(45,540)
Effect of changes in tax rates	2,800	1,065
Other effects	(18,716)	(18,992)
Income taxes reported in the income statement, excluding withholding taxes	243,167	360,333

	12/31/2003	12/31/2002
Total unrecognized deferred tax assets	308,217	472,218

Deferred tax assets and liabilities break down as follows by category:

	12/31/2003	12/31/2002
Deferred tax assets	912,973	1,128,576
Deferred tax liabilities	(41,531)	(50,497)
Net obligation	871,442	1,078,079
Breakdown:		
- temporary differences	646,974	817,403
- tax loss carryforwards	221,837	274,049
- tax credits	2,631	(13,373)

13. Post-retirement and other employee benefit obligations (in EUR thousand)

13.1. Current Plans

Michelin Group employees in a number of countries are entitled to short term benefits (such as paid holidays or annual bonuses), and long term benefits during their period in employment (such as "seniority awards" or "work awards ") as well as post-employment benefits (such as pension, retirement compensation or retiree medical insurance coverage).

Short term benefits are recorded in the obligations of the different Group entities granting them. Treatment of the other benefits varies as follows:

a) Defined contribution schemes (or plans) are characterized by payments to entities (often public) which, once made, release the employer of any further obligation, the recepient entity assumes responsibility for payment to employees of all amounts due to them. In the case of Michelin Group, these are generally public retirement bodies such as those that exist in France. In a number of other countries (including Poland, Switzerland, and the United States) defined contribution plans have been set up specifically for Group employees and the company pays a fixed amount.

b) Defined benefit schemes (or plans) where employers are obliged to pay a fixed benefit to employees. These plans are:

- Either funded throughout the period of employment through payments to specialized funds that manage the sums contributed by employers and employees, and pay the sums due to beneficiaries,

- Or directly paid by employers to beneficiaries upon the vesting date.

In the case of Michelin Group, this primarily involves:

- US, UK and Canadian pension funds

- Supplementary German, Spanish and Italian retirement plans as well as French retirement leave compensations and American and Canadian retiree healtcare insurance plans.

Based on internal rules that apply to each benefit plan and the countries concerned, independent actuaries calculate the revalued employer future obligations ("Projected Benefits Obligations" or PBO). The revalued future obligations evolve yearly as a function of the following factors:

- Recurrent Factors:

increases due to acquisition of rights accrued during the year ("Cost of service rendered during the year "),

increases dues to "reactualisation" or countdown, corresponding to a year less before the date at which the rights will become payable ("Financial Cost "),

reductions in connection with exercise of rights ("Payments to beneficiaries").

- One-off factors:

Changes due to changes in long term actuarial assumptions (ie: inflation, payroll increase rate), or changes due to changes in benefits granted.

To meet these obligations, certain countries have introduced legislation or authorized or imposed recourse to specialist funds to collect, invest and manage the sums paid by employers and employees, without releasing employers from their obligations vis-à-vis their employees. The actual organization and investment methods are specific to each country and some times even to each fund.

The value of assets under management by these specialist funds varies according to:

- monies collected from employers and employees,
- monies paid to beneficiaries (payments),
- return on assets, including changes in market value.

Calculation of net asset value of these funds is made yearly on October 31.

13.2. Actuarial assumptions

To calculate the projected benefit obligation, actuaries use a certain number of long-term assumptions provided by the company, including the inflation rate, the rate of salary increases and the discount rate. These assumptions are reviewed annually.

Assumptions used at December 31, 2003 Rate of salary increases (1)	North America	Europe	Other 3)
Discount rate	3.25% à 3.50%	3.00% à 4.00%	2.59% à 10.00%
Average remaining service lives	6.25% à 6.50%	5.50% à 5.75%	2.00% à 11.00%
Expected return on plan assets	13.8 years	13.9 years	18.5 years
Actual return on plan assets for the year	8.00% à 8.50%	4.75% à 6.75%	2.00% à 9.20%
ended December 31, 2003 (2)	12.90% à 13.90%	2.00% à 8.30%	non significatif

Assumptions used at December 31, 2002 Rate of salary increases (1)	North America	Europe	Other 3)
Discount rate	3.75% à 3.90%	3.00% à 3.75%	1.90% à 10.00%
Average remaining service lives	6.75% à 6.90%	5.50% à 6.00%	2.10% à 11.00%
Expected return on plan assets	11 to 18 years	11 to 18 years	17 to 20 years
Actual return on plan assets for the year	8.00% à 8.50%	5.50% à 6.75%	2.10% à 9.20%
ended December 31, 2002 (2)	(3.50%)	(12.63%)	(5.50%)

1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

2) As of the measurement date.

3) Brazil, Japan and Nigeria

13.3 Summary of the financial situation of Defined Benefit plans as at December 31, 2003 (in EUR thousand)

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2003	Total 2002
Revalued obligations funded	4,527,324	68	4,527,392	4,498,841
Fair value of plan assets	(3,761,919)	(41)	(3,761,960)	(3,815,298)
Excess obligations of funded plans	765,405	27	765,432	683,543
Revalued unfunded obligations	485,695	2,022,407	2,508,102	2,870,039
Unrecognized past services	2,277	137,494	139,771	22,712
Unrecognized actuarial differences	(1,117,071)	(493,302)	(1,610,373)	(1,362,440)
Net worth	136,306	1,666,626	1,802,932	2,213,854
Written as follows				
Under assets			(489,689)	(562,644)
Under liabilities			2,292,621	2,776,498

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

Where actuarial spreads are in excess of 10% of the highest of the PBO and the amount of assets under management, the portions beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' remaining active life.

At December 31, 2003, actuarial loss represented EUR 1,610 million.

13.4 Change in the financial situation of defined benefit plans (in EUR thousand)

Defined benefit pension plan Other defined benefit plans (including medical care)		Pensions	Other benefit plans	Aggregate
■ Present value of obligationss				
Opening balance at 01.01.2003		4,923,981	2,444,899	7,368,880
Exchange rate changes		(453,401)	(270,736)	(724,137)
Variation in scope of consolidation		21,075	2,305	23,380
Current Service Cost		97,108	46,972	144,080
Interest Cost		278,406	136,244	414,650
Plan reorganization cost recognized in the year		12,553	(286,860)	(274,307)
Benefits paid		(220,245)	(207,155)	(427,400)
Other items		- 6,255	11,168	4,913
(-)Unrecognized actuarial Gain/Loss generated during the year		359,656	267,015	626,671
Unrecognized Plan reorganization Costs		141	(121,377)	(121,236)
At 31.12.2003	A	5,013,019	2,022,475	7,035,494
■ Fair value of plan assets				
Opening balance at 01.01.2003		3,809,036	6,262	3,815,298
Exchange rate changes		(398,705)	(472)	(399,177)
Expected return on plan assets		258,448	92	258,540
Contributions		133,335	424	133,759
Administration costs		(3,060)	—	(3,060)
Benefits paid		(203,355)	(6,250)	(209,605)
Unrecognized Actuarial Gain/(-)Loss generated during the year		166,220	(15)	166,205
At 31.12.2003	B	3,761,919	41	3,761,960
■ Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at 01.01.2003		1,083,427	256,301	1,339,728
Exchange rate changes		(118,227)	(42,073)	(160,300)
Amortization of unrecognized actuarial gain/loss		(43,278)	(7,230)	(50,508)
Amortization of unrecognized plan reorganization costs		(347)	3,069	2,722
Unrecognized actuarial gain/loss and plans reorganization costs		193,379	267,030	460,409
Unrecognized plan reorganization costs generated in the year		(160)	(121,289)	(121,449)
At 31.12.2003	C	1,114,794	355,808	1,470,602
■ Net liability in balance sheet				
At 31.12.2003	D=A-B-C			
	D=A-B-C	136,306	1,666,626	1,802,932

13.4.1 Regional breakdown of the financial situation of pension plans
(in EUR thousand)

	Defined Benefit pension plans			
	North America	Europe	Other zones	Aggregate
■ Present Obligation Value				
Opening balance at 01.01.2003	2,519,976	2 372 523	31,482	4,923,981
Exchange rate changes	(331,596)	(121 680)	(125)	(453,401)
Variation in scope of consolidation	–	21 075	–	21,075
Current Service Cost	51,321	44 925	862	97,108
Interest Cost	150,148	127 423	835	278,406
Plan reorganization cost recognized in the year	13,702	–	(1,149)	12,553
Benefits paid during the year	(123,364)	(95 476)	(1,405)	(220,245)
Other items	(4,500)	1 111	(2,866)	(6,255)
(-)Unrecognized actuarial Gain/Loss generated during the year	209,050	151 753	(1,147)	359,656
Unrecognized plan reorganization Costs	141	–	–	141
At 31.12.2003 A	2 484 878	2 501 654	26,487	5,013,019
■ Fair value of plan assets				
Opening balance at 01.01.2003	2,295,069	1 508 695	5,272	3,809,036
Exchange rate variations	(299,871)	(98 864)	30	(398,705)
Expected return on plan assets	165,889	92 119	440	258,448
Contributions	83,236	49 478	621	133,335
Administration costs	–	(3 060)	–	(3,060)
Benefits paid	(123,316)	(78 908)	(1,131)	(203,355)
Unrecognized Actuarial Gain/(-)Loss generated during the year	103,945	60 862	1,413	166,220
At 31.12.2003 B	2,224,952	1,530,322	6,645	3,761,919
■ Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at 01.01.2003	630,523	450,793	2,111	1,083,427
Exchange rate changes	(83,694)	(34,447)	(86)	(118,227)
Amortization of unrecognized actuarial gain/loss	(24,166)	(19,067)	(45)	(43,278)
Unrecognized actuarial gain/loss and plans reorganization costs	(19)	(328)	–	(347)
(-)Unrecognized actuarial Gain/Loss generated during the year	105,045	90,893	(2,559)	193,379
Unrecognized plan reorganization costs generated in the year	(160)	–	–	(160)
At 31.12.2003 C	627,529	487,844	(579)	1,114,794
■ Net liability in balance sheet At 31.12.2003 D=A-B-C	(367,603)	483,488	20,421	136,306

13.4.2 Regional breakdown of the financial situation of other defined benefits plans (in EUR thousand)

	Other defined benefit Benefit plans (including medical care)			
	North America	Europe	Other zones	Aggregate
■ Present Value of the obligations				
Opening balance at 01.01.2003	1,720,358	572,499	152,042	2,444,899
Exchange rate changes	(262,128)	(249)	(8,359)	(270,736)
Variation in scope of consolidation	–	216	2,089	2,305
Current Service Cost	25,555	27,812	(6,395)	46,972
Interest Cost	97,017	32,174	7,053	136,244
Plan reorganization cost recognized in the year	(277,549)	(2,523)	(6,788)	(286,860)
Benefits paid	(104,997)	(52,041)	(50,117)	(207,155)
Other items	(221)	837	10,552	11,168
(-)Unrecognized actuarial Gain/Loss generated during the year	282,982	(15,345)	(622)	267,015
Unrecognized Plan reorganization Costs	(121,377)	–	–	(121,377)
Present value of the obligations at 31.12.2003 A	1,359,640	563,380	99,455	2,022,475
■ Fair value of plan Assets				
Opening balance at 01.01.2003	–	–	6,262	6,262
Exchange rate changes	–	–	(472)	(472)
Expected Return on plan assets	–	–	92	92
Contributions	–	45	379	424
Administration costs	–	–	–	–
Benefits paid	–	(3)	(6,247)	(6,250)
Unrecognized Actuarial Gain/(-)Loss generated during the year	–	–	(15)	(15)
Present value of obligations at 31.12.2003 B	–	42	(1)	41
■ Unrecognized Actuarial gains/losses				
Opening balance at 01.01.2003	292,634	(39,019)	2,686	256,301
Exchange rate variations	(41,617)	70	(526)	(42,073)
Unrecognized net actuarial gain/loss in the year	(9,383)	2,205	(52)	(7,230)
Plan reorganization cost recognized in the year	2,333	736	–	3,069
Unrecognized actuarial Gain/Loss generated during the year	282,981	(15,344)	(607)	267,030
Unrecognized Plan reorganization Costs	(121,289)	–	–	(121,289)
At 31.12.2003 C	405,659	(51,352)	1,501	355,808
■ Net liability in balance sheet At 31.12.2003 D=A-B-C	953,981	614,690	97,955	1,666,626

13.5 Changes in Financial statements (in EUR thousand)

13.5.1 Balance sheet

	Defined Benefit pension plans	Other Defined Benefit pension plans (including medical care)	Total 2003	Total 2002
At January 1, 2003	32,846	2,181,008	2,213,854	2,637,664
Exchange rate variations	61,216	(227,842)	(166,626)	(225,108)
Charges recognized for the year	153,857	193,583	347,440	319,770
Contributions paid to fund managers	(128,457)	(45)	(128,502)	(325,235)
Benefits directly paid to beneficiaires	(16,665)	(192,948)	(209,613)	(179,717)
Variation of scope of consolidation	19,170	4,180	23,350	–
Benefit plan changes recorded as exceptional gain	14,339	(291,310)	(276,971)	(13,520)
At December 31, 2003	136,306	1,666,626	1,802,932	2,213,854

Annual charges are determined by independent actuaries at the start of the financial year, as follows:

- charges corresponding to acquisition of an additional year of rights ("Cost of services rendered during the financial year"),
- charge corresponding to annual "reactualisation" ("financial Cost"),
- estimated proceeds from estimated return on assets ("expected return from plan assets "),
- gain/loss from changes in plan services ("Cost of passed services"),
- gain/loss from any reduction or liquidation of plan.

13.5.2 Compte de résultat

In 2003, net charges recorded in the consolidated statement of income amounted to EUR 61 million, and broken down as follows (using the average rate for the period):

Net charges recorded in the consolidated statement of income	2003	2002
Cost of service	178,130	217,636
Interest Costs	440,462	484,982
Expected asset return	(275,474)	(345,456)
Actuarial gain/loss generated in the year	53,970	22,434
Cost of past services	(2,269)	(11,725
Effect of reductions or liquidations of benefit plans	(27,032)	(13,723)
Sub-total recorded under payroll costs	367,787	354,148
Plan changes recognized as exceptional gain	(306,570)	(13,520)
Total	61,217	340,628

13.6 Share Option Plans

Share Option Plan Situation as at December 31, 2003:

Date			Number of options				EUR call price
Allocation	Call	Expiry	allocated	called	cancelled	balance	
May 2002	May 2006	May 2011	716,600	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	0	226,200	34.00
			1,185,800	0	13,800	1,172,000	

14. Subordinated debt and other long and short-term debt (in thousands of euros)

	Montants au 12/31/2003	Dont à un an au plus	Dont à plus d'un an et cinq ans au plus	Dont à plus de cinq ans	Montants au 12/31/2002
Subordinated debt	500,000			500,000	–
Long and short-term debt:					
- Convertible bonds	9	9			10
- Other bonds	1,890,161	85,263	304,898	1,500,000	1,889,230
- Trade receivable securitizations	788,976	550,348	238,628	–	905,530
- Lease purchases	257,286	50,375	150,186	56,725	269,102
- Other long and short-term debt	1,777,086	1,287,500	475,561	14,025	1,963,126
Subtotal, other long and short-term debt	4,713,518	1,973,495	1,169,273	1,570,750	5,026,998
Total	5,213,518	1,973,495	1,169,273	2,070,750	5,026,998

(1)Debt secured by collateral at December 31, 2003

(hors contracts of location-financement and hors titrisation of receivables): 117 055

Subordinated debt

On December 3, 2003, the Group made a 500 EUR million last ranking subordinated issue (TSDR)

For a 30-year term, callable from December 3, 2013 at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or pre-payments are made, the TSDRs provide for a differred coupon payment option.

Bond issue

In April 2002, Michelin Finance Luxembourg SA launched a bond issue guaranteed by Compagnie Financière Michelin.

The bonds were issued in two tranches:

- one of €1 billion with a 6.125% coupon, maturing in April 2009.
- one of €500 million with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2003 breaks down as follows (in thousands of euros):

- Long and short-term debt 4,713,518
- Cash equivalents and other short-term investments ... (539,488)
- Cash .... (1,234,168)
- Subordinated debt.. 500,000

Total 3,439,862

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

(in thousands of euros)

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro	(778,354)	1,590,304	7.1	811,950	23.6
Swiss franc	199,126	6,418	4.7	205,544	6.0
Pound sterling	368,294	–	–	368,294	10.7
Other non-euro-zone currencies	288,539	4,138	3.0	292,677	8.5
Total European currencies	77,605	1,600,860	7.1	1,678,465	48.8
U.S. dollar	699,874	465,551	3.3	1,165,425	33.9
Canadian dollar	115,307	–	–	115,307	3.4
Total dollar zone	815,181	465,551	3.3	1,280,732	37.3
Other currencies	453,954	26,711	1.8	480,665	13.9
Total	1,346,740	2,093,122	6.2	3,439,862	100.0

15. Off-balance sheet commitments (in thousands of euros)

	12/31/2003	12/31/2002
Commitments given:		
Guarantees given	75,715	113,046
Future minimum lease payments under non-cancelable operating leases	646,709	614,715
Discounted bills	5,808	5,577
Total	728,232	733,338
Commitments received:		
Guarantees received	154,092	145,997

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

The consolidated financial statements have been prepared in agreementance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comite of the Reglementation Comptable dealing with consolidated financial statements.

16. Payroll costs (in thousands of euros) and number of employees

	2003	2002
Charges de personnel	4,996,925	5,152,143
Effectif moyen employé par les sociétés consolidées par intégration globale	127,710	126,285

17. Research and development costs (in thousands of euros)

Research and development costs for the last two years were as follows:

- 2003: 710,475
- 2002: 703,978

18. Impairment charges (in thousands of euros)

	2003	2002
Net charges for impairment of:		
- inventories	(645)	(14,351)
- receivables	9,668	23,489

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense (in thousands of euros)

	2003	2002
Interest income and expense	(211,901)	(209,052)
Exchange gains and losses	(1,880)	(49,593)
Amortization and net movements in allowances for impairment of financial assets	(4,501)	(3,336)
Variations nettes des provisions	(6,605)	1,724
Total	(224,887)	(260,257)

Net exchange losses for 2002 result mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. Non-recurring income and expense (in thousands of euros)

	2003	2002
Restructuring costs	(192,365)	(17,405)
Other non-recurring items	211,044	92,614
Total	18,679	75,209

The geographical breakdown of reorganization mesures is as follows (in EUR million) :
- Europe -. . . . . (173,2)
- North America -. . . . . (20,1)
- Other zones 1,0

The geographical breakdown of non-recurrent items is as follows (in EUR million) :
- Europe -. . . . . (74,9)
- North America 299,0 1)
- Other zones- . . . . (13,1)

1) The windfall gain recorded in North America comes chiefly from measures in connection with the "Total Reward" program conducted in the United States referred to in the highlights of note n°13 : Retirement obligations and other employee benefits.

21. Segment information (in thousands of euros)

Business segments	Tourisme camionnette	Poids lourd	Autres activités	Eliminations inter-secteurs	Total
Exercice 2002					
Property, plant and equipment	2,754,242	1,220,788	1) 1,797,127		5,772,157
Net Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199
Exercice 2003					
Property, plant and equipment,	2,595,385	1,303,562	1,764,544		5,663,491
Net Sales	7,456,824	3,968,507	4,859,336	(914,847)	15,369,820
Operating income	664,002	521,490	(42,420)		1,143,072

1) Including shared assets:

- 2003 : 674,921
- 2002 : 736,613

Geographical areas	Europe	North America and Mexico	Other zones	Total
2002				
Property, plant and equipment	3,188,042	1,909,371	674,744	5,772,157
Net Sales	7,560,577	6,068,037	2,016,460	15,645,074
2003				
Property, plant and equipment,	3,375,356	1,622,487	665,648	5,663,491
Net Sales	8,035,569	5,311,034	2,023,217	15,369,820

22. Remuneration organes of direction

Compagnie Générale des Etablissements Michelin is managed by Managing partners who are General Partners, and who, in this capacity, are entitled to a statutory portion of Company profits granted to general partners collectively. The Managing Partners are entitled to no other remuneration or benefit in kind whether from Compagnie Générale or the companies controlled by it.

Contacts

Michelin
Place des Carmes-Déchaux
63040 Clermont-Ferrand cedex 9
FRANCE

Press

Fabienne de Brébisson	Telephone	33 (1) 45 66 10 72
	Fax	33 (1) 45 66 15 53
	e-mail	Fabienne.de-brebisson@fr.michelin.com

Institutional shareholders and financial analysts

Eric Le Corre	Telephone	33 (1) 45 66 10 04/ 33 (4) 73 32 77 92
	Fax	33 (1) 45 66 13 19/ 33 (4) 73 32 27 16
	e-mail	Eric.le-corre@fr.michelin.com
		Investor-relations@fr.michelin.com
Laurent Cavard	Telephone	33 (4) 73 32 18 02/ 33 (1) 45 66 11 07
	Fax	33 (4) 73 32 27 16/ 33 (1) 45 66 13 19
	e-mail	Laurent.cavard@fr.michelin.com
		Investor-relations@fr.michelin.com

Individual shareholders

Jacques Thonier	Telephone	33 (4) 73 98 59 00
	Fax	33 (4) 73 98 59 04
	N° Vert	0 800 00 02 22

Web sites http://www.michelin.com